
11005301



OFFICEMAX® 2010 ANNUAL REPORT

OfficeMax

DEAR **SHAREHOLDERS:**

In 2010, OfficeMax® had strong performance, despite continued macroeconomic challenges that persisted much longer than had been anticipated heading into the year. During the year, the company continued to manage costs while investing in the business, and significantly improved gross margin in both Contract and Retail. I am proud that our team more than doubled the company's adjusted operating income on a year-over-year basis.

In November, I joined OfficeMax as CEO, as Sam Duncan retired after successfully leading the company for more than five years. Prior to accepting this position, I did a substantial amount of due diligence, and have taken a deep dive into the company during my first several months here. I have enjoyed meeting with my colleagues throughout the organization as well as customers and consumers and other partners to gain an understanding of the opportunities, challenges and issues in each area of the business.

As I reflect on my early experience at OfficeMax, I see an organization with excellent opportunities for sustainable, profitable growth. I am gratified that OfficeMax's 30,000 associates view our company values as a way of life, and integrity is part of the DNA of the company. It is clear to me that the company has achieved financial stability, and the infrastructure enhancements that the company is making will play an important role in the next phase of our journey toward sustainable, profitable growth.

One of my first priorities going forward is to evolve the organizational mindset to a growth orientation. This is not an easy task, and it involves a significant paradigm shift and change management. As such, I have begun to share my first set of philosophies for the company to facilitate this paradigm shift:

—cultivating a culture that leverages the strength and talent of the organization at all levels by raising the bar continuously.

—evaluating our opportunities to focus on initiatives that are meaningful to the growth and profitability of the company and can move the needle materially.

—significantly increasing the speed with which we change to stay ahead of the curve.

—being deliberate, disciplined and thoughtful in our approach to addressing our opportunities and plans.

—ensuring everyone across the organization has accountability for our results.

Going forward, we will need to leverage our expense control strength to the next level and find systematic and programmatic ways to drive significant and ongoing cost savings. These programmatic cost efficiencies will enable us to fund our growth journey. I have established five near-term actionable priorities for the organization for 2011 which sharpen the focus on our core business and should accelerate momentum behind new business:

continuing to focus on gross margin improvements and driving expense control and prioritization across the organization. We will work to identify and implement one or two major programmatic efficiencies that will result in significant savings benefits, likely towards the end of this year or in 2012.

improving customer retention in the Contract segment, and vigorously defending our key contracts through enhanced service. We will evolve our sales culture from personal relationships to performance-based relationships with clients. We will also work to stem declines in the base business through new products and service offerings.

proactively focusing on advancing the e-commerce channel for all customer segments as a P&L driver, and continuing to scale our new channel/ store-in-store concept.

critically evaluating and prioritizing our five-year plan initiatives. We will focus on a few that can materially and profitably drive growth and will work to reallocate resources to the initiatives that can be differentiated and scaled.

addressing our organizational capabilities, skill sets, and talent and knowledge gaps to drive growth through innovation and leveraging customer and consumer insights.

Overall, I am pleased with what I have seen during my first few months at OfficeMax. I believe that we have an organization filled with resilient associates with a can-do attitude. However, I do believe there is a lot of room for improvement to achieve a world-class organization, and I have challenged our teams to raise the bar significantly.

I look forward to continuing to work with our leadership team as we turn our focus to creating a strong, well-differentiated company that, over time, becomes an engine for sustainable, profitable growth.

Sincerely,



PRESIDENT AND CHIEF EXECUTIVE OFFICER

March 2011


SEC MAIL PROCESSING
RECEIVED
MAR 07 2011
WASH, D.C.
200
SECTION

Ravi Saligram



Ravi Saligram joined OfficeMax® as President and Chief Executive Officer in November 2010. At that time, he also became a member of the OfficeMax Board of Directors. Mr. Saligram is responsible for leading the company through its next phase of growth and driving shareholder value. He brings to OfficeMax significant expertise in managing professional services organizations and growing businesses and brands.

Mr. Saligram also has a passion for serving consumers and business customers, and he believes that the success of every service organization hinges on its people. He is committed to accelerating sustainable, profitable growth through segmentation, innovation and differentiation. A strong infrastructure, growth enablers and capabilities will underpin this focus on growth.

Prior to joining OfficeMax, Mr. Saligram was with Aramark Corporation, which he joined in 2003. Most recently, he served as President of Aramark International, Chief Globalization Officer and Executive Vice President of the corporation. Previously, Mr. Saligram held various leadership positions at InterContinental Hotels Group and SC Johnson Wax. Mr. Saligram started his career in advertising at the Leo Burnett Company.

Mr. Saligram is currently a board member of Church & Dwight (NYSE: CHD), a consumer and specialty products company with leading brands such as ARM & HAMMER. He also formerly served as a board member and Vice Chairman of the World Affairs Council of Philadelphia and was a trustee and member of the executive committee for the Eisenhower Fellowships.

Mr. Saligram earned a bachelor's degree in Electrical Engineering from Bangalore University in India and holds a Masters of Business Administration from the University of Michigan.

2010 At-A-Glance

In 2010, OfficeMax® recorded a strong performance, both by managing costs while investing in business and significantly improving gross margins in both the Contract and Retail sectors.

The following pages take a closer look at strategies that are a current company driving force—all strategies focused on meeting customer needs and promoting sales growth by differentiation and sustained productivity.

SALES AT-A-GLANCE $7.2 BILLION / FY10

CONTRACT SEGMENT / $3.63 BILLION

68% U.S.
32% International


32%
68%

57% Supplies & Paper
33% Technology*
10% Furniture


10%
33%
57%

RETAIL SEGMENT / $3.52 BILLION

94% U.S.
6% International


6%
94%

42% Supplies & Paper
52% Technology*
6% Furniture


6%
52%
42%

*Technology includes ink & toner.

$275 MILLION TOTAL DEBT as of 12/25/10. Total debt excludes non-recourse debt related to timber notes securitization.

APPROXIMATELY 30,000 ASSOCIATES

APPROXIMATELY 1,000 RETAIL STORES IN U.S. & MEXICO

GLOBAL B-TO-B OPERATIONS IN:

- **North America**
- **Australia**
- **New Zealand**

Alliance with Lyreco for broader geographic coverage

NYSE: OMX

RANKED #313 ON THE FORTUNE 500

INDICE LISTINGS: RUSSELL 2000 S&P 600 SMALL CAP

Gaining Momentum

- PRIVATE BRANDS
- NEW CHANNEL STRATEGIES
- INTEGRATED SOLUTIONS
- MARKETING, SUPPLY CHAIN AND RETAIL
- GLOBAL REACH
- DIVERSITY AND INCLUSION
- OFFICEMAX GOODWORKS℠



OfficeMax associate, Art


OfficeMax

PRIVATE BRANDS

Our exclusive private brands feature thousands of office products, all with a 100% quality guarantee and the appeal of a lower-cost alternative.

NEW CHANNEL STRATEGIES

With a focus on product placement and merchandising management in retail locations outside of our own stores, New Channel Strategies allows us to reach an entirely new customer base.

INTEGRATED SOLUTIONS

Serving our business-to-business segment, this dynamic suite of products, services and consultative tools helps businesses identify, manage and reduce costs.

MARKETING, SUPPLY CHAIN AND RETAIL

By moving beyond traditional media, maximizing our supply chain and enhancing our retail locations, OfficeMax is providing new ways for our customers to shop.

GLOBAL REACH

With a strong North American presence, locations in Australia and New Zealand, and an international alliance with Lyreco, OfficeMax continues to reach customers around the world.

DIVERSITY AND INCLUSION

Our focus on diversity and inclusion extends to our associates, customers and vendors—and helps us create new ways to do business.

OFFICEMAX GOODWORKS

By investing in the teachers and schools where we do business, we can positively affect the communities where we work.

Designed by OfficeMax®. Made for our customers.

Extensive research shows that 48% of all privately held U.S. firms are owned by women. Seven out of 10 new businesses are started by women. And, 80% of all purchasing decisions are made by women—which means women control most office supply purchases.

SOURCES:
Center for Women's Business Research and fastcompany.com

Several years ago, we began to explore women's buying tendencies and the products they desire. Out of this research, we considered the best way to offer stylish products that inspire work and increase efficiency, all at a beautiful value.

Enter private brands: We designed and launched 15 new brands (in addition to our previously established OfficeMax® brand), most created with a female consumer in mind. Beginning with TUL® writing instruments and desktop accessories, our collections have expanded to include everything from filing essentials and mailing items to presentation boards, portfolios and furniture.

The rapid growth and popularity of these brands have allowed us to sell them in OfficeMax stores, in our catalogs and now, to other retailers through our store-in-store concept. Because OfficeMax develops the products from initial design to sales point, we deliver a high-quality product for a competitive, lower price.

BUILDING BLOCKS FOR OUR BRANDS

INSPIRATION

STYLE & DESIGN

ORGANIZATION & EFFICIENCY

VALUE

EXPERTISE & TRUST

CREATED 15 NEW BRANDS, WITH 1000's OF PRODUCTS

[IN]PLACE®

The [IN]PLACE® Innovative Binder Series features three binders, five color inserts and ten accessories, all available to mix and match—resulting in a professional, customized binder. Our entire [IN]PLACE collection offers a variety of filing solutions.



TUL.

The perfect blend of style and function, TUL writing instruments and desktop accessories help you create beautiful work while adding a little class to your desk top.



TUL WON TWO PRESTIGIOUS INTERNATIONAL DESIGN AWARDS IN 2007.

ADDITIONAL PRIVATE BRANDS

Brenton Studio® & Eastleigh®
Furniture for home and office

Engage™
Technology accessories

4WRK®
Calculators and technology accessories

Canterbury™
Stationery, note cards and envelopes

Schoolio™
Back-to-School products


OfficeMax

With hundreds of work essentials to choose from, OfficeMax brand products blend the highest quality with unbeatable price, making them perfect for the value-conscious shopper.




PeterWalsh
you · organized

Designed by organizational expert Peter Walsh, the you • organized collection features everything from journals and folders to expandable files and desktop organization—all designed to minimize workspace clutter and keep projects in their place.



DiVOGA.

Beautifully functional, DiVOGA® file folders, organization items and desk accessories feature seasonal trend-setting patterns and inspiring designs created to bring style to your workspace.


INFUSE™

Marked by contemporary design, superior function and premium quality, INFUSE™ easels, boards and accessories perfectly enhance every presentation.






ASCEND
MAILING PRODUCTS

Discover an environmentally conscious collection of professional mailing products that make a lasting impression. In fact, all Ascend™ products contain 10% to 30% post-consumer content.



virtuo™

From padfolios to travel wallets, Virtuo™ business accessories enhance your image, keeping you perfectly organized and seamlessly stylish.



Driven by experience. Committed to success.

In 2008, OfficeMax® began to venture into new business channels, initially pitching the store-in-store concept to retailers and grocers. Through these efforts, we have been able to bring our private brands to stores, fulfilling the need for office and back-to-school supplies.

The initial success of this program has OfficeMax doing business in several thousand retail outlets, and we continue to pursue new opportunities. We offer a dynamic suite of capabilities and products, focusing on three areas of differentiation: private brands, merchandising and category management, and sourcing capabilities.


3
AREAS OF DIFFERENTIATION
PRIVATE BRANDS
MERCHANDISING AND CATEGORY MANAGEMENT
SOURCING CAPABILITIES

PRIVATE BRANDS

Our exclusive lineup of private brands allows OfficeMax to offer essential supplies at a lower cost to retailers. Depending on the customer, we will stock shelves entirely with our private brands or complement and enhance existing national brands—with the end goal of providing an increase in profits.

MERCHANDISING AND CATEGORY MANAGEMENT

Product assortments and store resets are just the beginning of what OfficeMax offers other retailers. Our comprehensive program ensures that retailers have access to our entire merchandising organization, which includes management/customer insight to help manage all aspects of business.

SOURCING CAPABILITIES

Our sourcing services are designed to manage the product lifecycle from concept to sales floor, including locating and qualifying suppliers, program negotiations, and product and relationship management. With teams of experts in both the United States and China, we have extensive experience in sourcing office supplies and other retail products for independent wholesalers, retailers and distributors.


MARKETPLAC
OfficeMax

Through private brands, category management expertise and global sourcing capabilities, OfficeMax® delivers improved sales and profits to retailers through the store-in-store concept.

Providing new ways to reduce cost and increase control.

OfficeMax® is much more than an office products provider: We offer Integrated Solutions that include document management, enterprise printing, IT equipment, furniture and more.

Through our Integrated Solutions, OfficeMax is able to provide business-to-business customers—including those in healthcare, government and education—with more than just office supplies. This program helps customers streamline processes and enhance spend visibility and control, while achieving sustained cost reduction. How? We look at spend across an entire enterprise and then integrate our products and services into an organization with a complete, tailored program.

Managed Print Services works to eliminate printing inefficiencies and improve productivity throughout enterprise printer fleets. Our network of **OfficeMax ImPress®** centers provides top-quality digital outsourcing, production and distribution of printed materials. And, our **Tech Solutions®** help manage office IT and data center assets, including disposition of obsolete equipment.

Customers looking for office furniture find an array of products that can solve space and budget challenges. Even more: **OM Workspace®** our contract furniture division, provides expert space planning assistance that contributes not just to productivity, but to sustainability as well—helping customers achieve LEED certification.

Through these solutions and more, OfficeMax is driving the success of our business by contributing to the success of other businesses.

AWARDS

CORPORATE UNITED SUPPLIER OF THE YEAR AWARD

BOEING SUPPLIER OF THE YEAR AWARD

Non-production Category

1. Office products
2. Tech Solutions
3. OfficeMax ImPress digital print and document services
4. Managed Print Services
5. Furniture and space planning
6. Cleaning and breakroom products
7. Environmentally responsible products and services
8. Global sourcing
9. Diversity and inclusion



Marketing, supply chain and retail stores: enhancing the shopping experience.

Our marketing efforts have begun to include more non-traditional media, allowing us to reach customers through viral campaigns and social media such as Facebook and Twitter.


OfficeMax
Elf
YOURSELF

RECEIVING SCORES OF MARKETING AWARDS, OFFICEMAX HAS BEEN LAUDED AS A BREAKTHROUGH MARKETER BY NUMEROUS UNIVERSITIES AND INSTITUTIONS GLOBALLY.

Featuring customizable dancing elves, our holiday ElfYourself.com viral campaign continued to garner national attention from multiple media outlets and *Forbes Magazine*, who named it the seventh best social media campaign in history. This viral phenomenon has established us as a holiday shopping destination, driving customers in store and online with exclusive coupons.

The OfficeMax® elves also made an appearance in Elfmas Town, an interactive site on Facebook where shoppers played winter games for in-store savings. Activities such as this, the augmented reality content developed for TUL®, product discounts and consistent, playful postings on our page helped grow our Facebook fans from 2,500 to more than 85,000 in just one year. In the same way, our Twitter feed saw significant growth, becoming a quick way for customers to receive the latest deals and up-to-the-minute news.

Attracting our customers in store is the key. And our supply chain plays a major role in making sure shelves are stocked—quickly and efficiently.

The past year saw a significant change in our supply chain, revolutionizing how OfficeMax replenishes our stores. The challenge: reduce our store delivery costs while continuing to improve store in-stocks with lean inventory levels.

To overcome this challenge, the supply chain team collaborated with store operations and merchandising to determine what process and system changes needed to be made to pack more products in a truck trailer.

They converted from floor loading our truck trailers to using carefully designed pallet loads for our stores, thus reducing store unload times from hours to minutes.

This reduction in unload time enabled stores to accept loads seven days per week, anytime the stores are open, and resulted in more flexible truck routing. It also allowed our third-party carrier to charge us the same rate for each store delivery stop, since the truck was spending more time moving rather than waiting to have its trailer unloaded. As a result, this flat stop charge enabled more store deliveries per truck.

Finally, the team also developed a delivery efficiency process—one that skips a store delivery when the store does not need product immediately and when the trailer is not fully utilized.

With effective marketing and supply chain efficiency, customers are shopping in store and finding the products they need. And, our stores continue to evolve and provide innovative services.


DESIGN
ImPRESS
PRINT
CENTER
PRINT
CENTER
WORK WITH US

In 2010, OfficeMax ImPress® Print and Document Services was repositioned as the OfficeMax ImPress Print Center. Located in all of our retail stores, the Print Centers offer consumers and small business customers design, print, copy and finishing services—along with the convenience of shipping in store through FedEx.®

Additionally, we relaunched our **Ctrl**center® suite of computer support solutions and software. Our more extensive offering gives customers access to essential tech services, including computer diagnostics, security, repair and installation—in store while they shop, at home or online via **Ctrl**center software.

We continued editing and enhancing our comprehensive in-store experience to capture what is on trend and in demand, with an increasing focus on technology, including a mobile phone pilot in several hundred stores.

One Team. One Voice. One Commitment.℠ Worldwide.

OfficeMax® has a global reach through our North American and international locations, as well as through our alliance with European office products company, Lyreco.

AWARDS

SERVICE QUALITY MEASUREMENT GROUP'S NORTH AMERICAN SERVICE QUALITY AWARDS OF EXCELLENCE

2010 World Class Service

Highest Customer Satisfaction in the Retail & Service Industry


OfficeMax

OfficeMax associate, Maureen


OfficeMax


OfficeMax
Lyreco Alliance

OFFICEMAX ASSOCIATES AROUND THE WORLD

CANADA: 1,700

AUSTRALIA: 700

NEW ZEALAND: 1,000

MEXICO: 2,800

CHINA AND TAIWAN: 50

Approximate counts as of year-end 2010

A STRONG NORTH AMERICAN PRESENCE

With retail stores and distribution centers located in 47 U.S. states, Puerto Rico, U.S. Virgin Islands, Canada and Mexico, OfficeMax offers value across borders. In Canada, customers shop multinational products and private label brands through 30 OfficeMax Grand & Toy office product stores, while businesses have access to an array of products and solutions. Our 51%-owned joint venture in Mexico has expanded to include 79 retail locations.

SUSTAINED GROWTH IN AUSTRALIA AND NEW ZEALAND

Operating in Australia and New Zealand, OfficeMax works with thousands of customers. In fact, we remain the largest office supplier in New Zealand and focus on sourcing products locally.

AN ALLIANCE THAT REACHES 37 COUNTRIES

In 2008, OfficeMax joined with Lyreco, the privately owned European office products company, to bring office supplies and business services to even more customers worldwide. Today, customers in 37 countries—including those in Europe, Asia and Africa—have access to well over 100 years of combined expertise, a comprehensive product line and innovative business services and solutions.

Creating a new way of doing business through diversity.

At OfficeMax,® our commitment to diversity and inclusion is lived out in three areas: our company and associates, our products and vendors and our services to customers.



OfficeMax associates, Dennis, Kibibi and Hillary

OUR COMPANY AND ASSOCIATES

Starting at the highest level of our organization, the OfficeMax Diversity Council reflects the commitment to positively impact our workplace, marketplace and workforce through diversity and inclusion initiatives. Associate Resource Groups (ARGs) enhance associate development and celebrate the multiple cultures and ethnicities represented in our workforce. Our focus on diversity and inclusion brings varied perspectives and talents together to drive innovative thinking and a better understanding of the marketplace.

OUR PRODUCTS AND VENDORS

In addition to the efforts within our own company, we are continuously building the diversity of our business within the supply chain. In fact, through our Supplier Diversity Program, we have built our catalog of products provided by certified Minority- and Women-Owned Business Enterprises (MWBE) to include many hundreds of items.

OUR SERVICES TO CUSTOMERS

Our comprehensive focus on diversity and inclusion, combined with our Supplier Diversity Program, allows us to directly support customers with Tier 1 and Tier 2 objectives. We offer everything from direct purchase from certified MWBE vendors to a sophisticated tracking system and Diversity Usage Reports that provide detailed reporting of diversity spend to our customers.

DIVERSITY AWARDS

TOP 50 ORGANIZATIONS FOR MULTICULTURAL BUSINESS OPPORTUNITIES

The Div50

VENDORS

Minority- and Women-Owned Business Enterprises

Small Business Enterprises

Veteran Business Enterprises

Disabled and Physically Challenged Enterprises

OUR COMMITMENT

- **Enhance diversity and inclusion within our company**
- **Achieve it through an increasingly diverse family of suppliers**
- **Contribute to our customers' own diversity and inclusion initiatives**

Impacting students, teachers and communities.

LOOKING AHEAD: 2011

A Day Made Better will involve even more participants throughout the year.

Our partner school will receive $1 million over the next three years. The intent is to improve student and teacher achievement by providing crucial funding for supplies, technology and training.

OfficeMax Goodworks℠ expresses our commitment as a company and individuals to strengthen the communities where we work. It's a promise to help end teacher-funded classrooms. And, it's a belief that when we help one teacher or one student—we make a positive impact on our communities.

This outreach happens through various programs, some focused on providing products and supplies to educators and others driven by financial contributions and thousands of volunteer hours.

OUR PARTNERS


ADOPT-A-CLASSROOM


kids in need
FOUNDATION


United Way

To date, OfficeMax has contributed millions of dollars in products to schools and teachers in need.

OUR PROGRAMS

A Day Made Better

Together with Adopt-A-Classroom, OfficeMax created A Day Made Better: A one-day, annual event that awards more than 1,000 teachers across the country with over $1,000 each in school supplies. In four years, the event has garnered national attention, involved countless celebrities, and, most importantly, contributed much-needed products to teachers.


WORKING TO
ERASE
TEACHER
FUNDED
CLASSROOMS
A DAY MADE BETTER

Product Donations

OfficeMax donates new products to the Kids In Need Foundation, where they are distributed throughout their network of resource centers. Once products are delivered, teachers visit these centers and pick out items they need for their classrooms—free of charge.

OfficeMax Charitable Foundation

As a separate, nonprofit entity supported by OfficeMax, the Charitable Foundation sponsors a Title 1 school in the Chicagoland area; reviews and grants donation requests from outside organizations that support K-12 education; and works with partners such as Adopt-A-Classroom and the Kids in Need Foundation.

OfficeMax Goodworks℠ Volunteer Program

OfficeMax associates donate thousands of hours to community projects across the country, including teaching for a day, mentoring students, doing repair work at schools and more.

OfficeMax Goodworks℠ Giving Campaign

Every year, associates have the opportunity to donate to Adopt-A-Classroom or the United Way—and the company helps by matching each donation with funds of its own.


OfficeMax
WORK WITH US

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

Annual Report Pursuant to Sections 13 or 15(d)
of the Securities Exchange Act of 1934

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 25, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-5057

OFFICEMAX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**82-0100960** **(I.R.S. Employer Identification No.)**
263 Shuman Boulevard, Naperville, Illinois **(Address of principal executive offices)**	**60563** **(Zip Code)**

(630) 438-7800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $2.50 par value	**New York Stock Exchange**
American & Foreign Power Company Inc. Debentures, 5% Series due 2030	**New York Stock Exchange**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by nonaffiliates of the registrant, computed by reference to the price at which the common stock was sold as of the close of business on June 25, 2010, was $1,088,968,714. Registrant does not have any nonvoting common equity securities.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Class	Shares Outstanding as of February 11, 2011
Common Stock, $2.50 par value	85,058,285

Document incorporated by reference

Portions of the registrant's proxy statement relating to its 2011 annual meeting of shareholders to be held on April 13, 2011 ("OfficeMax Incorporated's proxy statement") are incorporated by reference into Part III of this Form 10-K.

PART I

ITEM 1. BUSINESS

As used in this Annual Report on Form 10-K for the fiscal year ended December 25, 2010, the terms "OfficeMax," the "Company," "we" and "our" refer to OfficeMax Incorporated and its consolidated subsidiaries and predecessors. Our Securities and Exchange Commission ("SEC") filings, which include this Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all related amendments to those reports, are available free of charge on our website at investor.officemax.com by clicking on "SEC filings." Our SEC filings are available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

General Overview

OfficeMax is a leader in both business-to-business and retail office products distribution. We provide office supplies and paper, print and document services, technology products and solutions and office furniture to large, medium and small businesses, government offices and consumers. OfficeMax customers are served by approximately 30,000 associates through direct sales, catalogs, the Internet and retail stores. Our common stock trades on the New York Stock Exchange under the ticker symbol OMX, and our corporate headquarters is in Naperville, Illinois.

OfficeMax Incorporated (formerly Boise Cascade Corporation) was organized as Boise Payette Lumber Company of Delaware, a Delaware corporation, in 1931 as a successor to an Idaho corporation formed in 1913. In 1957, the Company's name was changed to Boise Cascade Corporation. On December 9, 2003, Boise Cascade Corporation acquired 100% of the voting securities of OfficeMax, Inc. That acquisition more than doubled the size of our office products distribution business and expanded that business into the U.S. retail channel. In connection with the sale of our paper, forest products and timberland assets described below, the Company's name was changed from Boise Cascade Corporation to OfficeMax Incorporated, and the names of our office products segments were changed from Boise Office Solutions, Contract and Boise Office Solutions, Retail to OfficeMax, Contract and OfficeMax, Retail. The Boise Cascade Corporation and Boise Office Solutions names were used in documents furnished to or filed with the SEC prior to the sale of our paper, forest products and timberland assets.

On October 29, 2004, we sold our paper, forest products and timberland assets to affiliates of Boise Cascade, L.L.C., a new company formed by Madison Dearborn Partners LLC (the "Sale"). With the Sale, we completed the Company's transition, begun in the mid-1990s, from a predominately commodity manufacturing-based company to an independent office products distribution company. On October 29, 2004, as part of the Sale, we invested $175 million in the securities of affiliates of Boise Cascade, L.L.C. Due to restructurings conducted by those affiliates, our investment is currently in Boise Cascade Holdings, L.L.C. (the "Boise Investment").

Fiscal Year

The Company's fiscal year-end is the last Saturday in December. Due primarily to statutory requirements, the Company's international businesses maintain December 31 year-ends, with our majority-owned joint venture in Mexico reporting one month in arrears. Fiscal year 2010 ended on December 25, 2010, fiscal year 2009 ended on December 26, 2009, and fiscal year 2008 ended on December 27, 2008. Each of the past three years has included 52 weeks for all reportable segments and businesses. Fiscal year 2011 will include 53 weeks for our U.S. businesses.

Segments

The Company manages its business using three reportable segments: OfficeMax, Contract ("Contract segment" or "Contract"); OfficeMax, Retail ("Retail segment" or "Retail"); and Corporate and Other. The Contract segment markets and sells office supplies and paper, technology products and solutions, office furniture and print and document services directly to large corporate and government offices, as well as to small and medium-sized offices through field salespeople, outbound telesales, catalogs, the Internet and, primarily in foreign markets, through office products stores. The Retail segment markets and sells office supplies and paper, print and document services, technology products and solutions and office furniture to small and medium-sized businesses and consumers through a network of retail stores. Management reviews the performance of the Company based on these segments. We present information pertaining to each of our segments and the geographic areas in which they operate in Note 14, "Segment Information," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Contract

We distribute a broad line of items for the office, including office supplies and paper, technology products and solutions, office furniture and print and document services through our Contract segment. Contract sells directly to large corporate and government offices, as well as to small and medium-sized offices in the United States, Canada, Australia, New Zealand and Puerto Rico. This segment markets and sells through field salespeople, outbound telesales, catalogs, the Internet and, primarily in foreign markets, through office products stores. Substantially all products sold by this segment are purchased from outside manufacturers or from industry wholesalers. We purchase office papers primarily from Boise White Paper, L.L.C., under a 12-year paper supply contract entered into at the time of the Sale. (See Note 15, "Commitments and Guarantees," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K for additional information related to the paper supply contract.)

As of the end of the year, Contract operated 44 distribution centers in the U.S., Puerto Rico, Canada, Australia and New Zealand as well as four customer service and outbound telesales centers in the U.S. Contract also operated 53 office products stores in Canada, Hawaii, Australia and New Zealand.

Contract sales for 2010, 2009 and 2008 were $3.6 billion, $3.7 billion and $4.3 billion, respectively.

Retail

Retail is a retail distributor of office supplies and paper, print and document services, technology products and solutions and office furniture. In addition, this segment contracts with large national retail chains to supply office and school supplies to be sold in their stores. Our retail office products stores feature OfficeMax ImPress, an in-store module devoted to print-for-pay and related services. Our Retail segment has operations in the United States, Puerto Rico and the U.S. Virgin Islands. Our Retail segment also operates office products stores in Mexico through a 51%-owned joint venture. Substantially all products sold by this segment are purchased from outside manufacturers or from industry wholesalers. As mentioned above, we purchase office papers primarily from Boise White Paper, L.L.C., under a 12-year paper supply contract we entered into at the time of the Sale.

As of the end of the year, our Retail segment operated 997 stores in the U.S. and Mexico, three large distribution centers in the U.S., and one small distribution center in Mexico. Each store offers approximately 11,000 stock keeping units (SKUs) of name-brand and OfficeMax private-branded merchandise and a variety of business services targeted at serving the small business customer, including OfficeMax ImPress. In addition to our in-store ImPress capabilities, our Retail segment operated six OfficeMax ImPress print on demand facilities with enhanced fulfillment capabilities as of the end of the year. These 8,000 square foot operations are located within some of our Contract distribution centers, and serve the print and document needs of our large contract customers in addition to supporting our retail stores by providing services that cannot be deployed at every retail store.

Retail sales for 2010, 2009 and 2008 were $3.5 billion, $3.6 billion and $4.0 billion, respectively.

Competition

Domestic and international office products markets are highly and increasingly competitive. Customers have many options when purchasing office supplies and paper, print and document services, technology products and solutions and office furniture. We compete with contract stationers, office supply superstores, mass merchandisers, wholesale clubs, computer and electronics superstores, Internet merchandisers, direct-mail distributors, discount retailers, drugstores and supermarkets, as well as the direct marketing efforts of manufacturers, including some of our suppliers. The other large office supply superstores have increased their presence in close proximity to our stores in recent years and are expected to continue to do so in the future. In addition, many of our competitors have expanded their office products assortment, and we expect they will continue to do so. We anticipate increasing competition from our two domestic office supply superstore competitors and various other competitors for print-for-pay and related services. Print-for-pay and related services have historically been a key point of differentiation for OfficeMax stores. Increased competition in the office products markets, together with increased advertising, has heightened price awareness among end-users. Such heightened price awareness has led to margin pressure on office products and impacted the results of both our Retail and Contract segments. In addition to price, competition is also based on customer service, the quality and breadth of product selection and convenient locations. Some of our competitors are larger than us and have greater financial resources, which affords them greater purchasing power, increased financial flexibility and more capital resources for expansion and improvement, which may enable them to compete more effectively.

We believe our excellent customer service and the efficiency and convenience for our customers of our combined contract and retail distribution channels gives our Contract segment a competitive advantage among business-to-business office products distributors. Our ability to network our distribution centers into an integrated system enables us to serve large national accounts that rely on us to deliver consistent products, prices and services to multiple locations, and to meet the needs of medium and small businesses at a competitive cost.

We believe our Retail segment competes favorably based on the quality of our customer service, our innovative store formats, the breadth and depth of our merchandise offering and our everyday low prices, along with our specialized service offerings, including OfficeMax ImPress.

Seasonal Influences

The Company's business is seasonal, with Retail showing a more pronounced seasonal trend than Contract. Sales in the second quarter are historically the slowest of the year. Sales are stronger during the first, third and fourth quarters that include the important new-year office supply restocking month of January, the back-to-school period and the holiday selling season, respectively.

Environmental Matters

Our discussion of environmental matters is presented under the caption "Environmental" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K. In addition, certain environmental matters are discussed in Note 16, "Legal Proceedings and Contingencies," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Capital Investment

Information concerning our capital expenditures is presented under the caption "Investment Activities" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K.

Acquisitions and Divestitures

We engage in acquisition and divestiture discussions with other companies and make acquisitions and divestitures from time to time. It is our policy to review our operations periodically and to dispose of assets that do not meet our criteria for return on investment.

Geographic Areas

Our discussion of financial information by geographic area is presented in Note 14, "Segment Information," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Identification of Executive Officers

Information with respect to our executive officers is set forth as the last item of Part I of this Form 10-K.

Employees

On December 25, 2010, we had approximately 30,000 employees, including approximately 11,000 part-time employees.

ITEM 1A. RISK FACTORS

Cautionary and Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements. Statements that are not historical or current facts, including statements about our expectations, anticipated financial results and future business prospects, are forward-looking statements. You can identify these statements by our use of words such as "may," "expect," "believe," "should," "plan," "anticipate" and other similar expressions. You can find examples of these statements throughout this report, including "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K. We cannot guarantee that our actual results will be consistent with the forward-looking statements we make in this report. We have listed below some of the inherent risks and uncertainties that could cause our actual results to differ materially from those we project. We do not assume an obligation to update any forward-looking statement.

Current macroeconomic conditions have had and may continue to have an impact on our business and our financial condition. Economic conditions, both domestically and abroad, directly influence our operating results. Current and future economic conditions that affect consumer and business spending, including the level of unemployment, energy costs, inflation, availability of credit, and the financial condition and growth prospects of our customers may continue to adversely affect our business and the results of our operations. We may face challenges if macroeconomic conditions do not improve or if they worsen.

The impact of the weak economy on our customers could adversely impact the overall demand for our products and services, which would have a negative effect on our revenues, as well as impact our customers' ability to pay their obligations, which could have a negative effect on our bad debt expense and cash flows. Also, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have an impact on our flexibility to react to changing economic and business conditions.

In addition, we sponsor noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees, and some active employees (the "Pension Plans"). The Pension Plans are under-funded and we may be required to make contributions in subsequent years in order to maintain required funding levels, which would have an adverse impact on our cash flows and our financial results. Additional future contributions of common stock or cash to the Pension Plans, financial market performance and IRS funding requirements could materially change these expected payments.

Our business may be adversely affected by the actions of and risks associated with our third-party vendors. We use and resell many manufacturers' branded items and services and are therefore dependent on the availability and pricing of key products and services including ink, toner, paper and technology products. As a reseller, we cannot control the supply, design, function, cost or vendor-required conditions of sale of many of the products we offer for sale. Disruptions in the availability of these products or the products and services we consume may adversely affect our sales and result in customer dissatisfaction. In addition, a material interruption in service by the carriers that ship goods within our supply chain may adversely affect our sales. Many of our vendors are small or medium sized businesses which are impacted by current macroeconomic conditions, both in the U.S. and Asia. We may have no warning before a vendor fails, which may have an adverse effect on our business and results of operations. Further, we cannot control the cost of manufacturers' products, and cost increases must either be passed along to our customers or will result in erosion of our earnings. Failure to identify desirable products and make them available to our customers when desired and at attractive prices could have an adverse effect on our business and our results of operations. Our product offering also includes many of our own proprietary branded products. While we have focused on the quality of our proprietary branded products, we rely on third party manufacturers for these products. Such third-party manufacturers may prove to be unreliable, the quality of our globally sourced products may not meet our expectations, such products may not meet applicable regulatory requirements which may require us to recall those products, or such products may infringe upon the intellectual property rights of third parties. Furthermore, economic and political conditions in areas of the world where we source such products may adversely affect the availability and cost of such products. In addition, our proprietary branded products compete with other manufacturers' branded items that we offer. As we continue to increase the number and types of proprietary branded products that we sell, we may adversely affect our relationships with our vendors, who may decide to reduce their product offerings through OfficeMax and increase their product offerings through our competitors. Finally, if any of our customers are harmed by our proprietary branded products, they may bring product liability and other claims against us. Any of these circumstances could have an adverse effect on our business and financial performance.

Intense competition in our markets could harm our ability to maintain profitability. Domestic and international office products markets are highly and increasingly competitive. Customers have many options when purchasing office supplies and paper, print and document services, technology products and solutions and office furniture. We compete with contract stationers, office supply superstores, mass merchandisers, wholesale clubs, computer and electronics superstores, Internet merchandisers, direct-mail distributors, discount retailers, drugstores and supermarkets. In addition, an increasing number of manufacturers of computer hardware, software and peripherals, including some of our suppliers, have expanded their own direct marketing efforts. The other large office supply superstores have increased their presence in close proximity to our stores in recent years and are expected to continue to do so in the future. In addition, many of our competitors have expanded their office products assortment, and we expect they will continue to do so. We anticipate increasing competition from our two domestic office supply superstore competitors and various other competitors for print-for-pay and related services. Print and documents services, or print-for-pay, and related services have historically been a key point of difference for OfficeMax stores. Increased competition in the office products markets, together with increased advertising, has heightened price awareness among end-users. Such heightened price awareness has led to margin pressure on office products and impacted the results of both our Retail and Contract segments. In addition to price, competition is also based on customer service, differentiation from competitors, the quality and breadth of product selection and convenient locations. Some of our competitors are larger than us and have greater financial resources, which afford them greater purchasing power, increased financial flexibility and more capital resources for expansion and improvement, which may enable them to compete more effectively.

We may be unable to identify additional sales through new distribution opportunities or replace lost sales. Our long-term success depends, in part, on our ability to expand our product sales in a manner that achieves appropriate sales and profit levels. This could include selling our products through other retailers, opening new stores or entering into novel distribution arrangements. When we sell our products through other retailers we rely on those retailers to provide an appropriate customer experience and our sales are dependent on the foot traffic and sales of the retail partner. Although we may have influence over the appearance of the area within the store where our products appear, we have no control over store marketing, staffing or any other aspects of our retail partners' operations. Although we frequently test new store designs, formats, sizes and market areas, if we are unable to generate the required sales or profit levels, as a result of macroeconomic or operational challenges, we will not open new stores. Similarly, we will only continue to operate existing stores if they meet required sales or profit levels. In the current macroeconomic environment, the results of our existing stores are impacted not only by a reduced sales environment, but by a number of things that are not within our control, such as loss of traffic resulting from store closures by other significant retailers in the stores' immediate vicinity. If we are required to close stores, we will be subject to costs and impairment charges that may adversely affect our financial results. Failure to increase sales through new distribution opportunities or replace lost sales could materially and adversely affect our future financial performance.

Our international operations expose us to the unique risks inherent in foreign operations. Our foreign operations encounter risks similar to those faced by our U.S. operations, as well as risks inherent in foreign operations, such as local customs and regulatory constraints, foreign trade policies, competitive conditions, foreign currency fluctuations and unstable political and economic conditions.

We may be unable to attract and retain qualified associates. We attempt to attract and retain an appropriate level of personnel in both field operations and corporate functions. We face many external risks and internal factors in meeting our labor needs, including competition for qualified personnel, prevailing wage rates, as well as rising employee benefit costs, including insurance costs and compensation programs. Failure to attract and retain sufficient qualified personnel could interfere with our ability to adequately provide services to customers.

We are more leveraged than some of our competitors, which could adversely affect our business plans. A relatively greater portion of our cash flow is used to service financial obligations including leases and the potential Pension Plans' funding discussed previously. This reduces the funds we have available for working capital, capital expenditures, acquisitions, new stores, store remodels and other purposes. Similarly, our relatively greater leverage increases our vulnerability to, and limits our flexibility in planning for, adverse economic and industry conditions and creates other competitive disadvantages compared with other companies with relatively less leverage.

Compromises of our information security may adversely affect our business. Through our sales and marketing activities, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We also gather and retain information about our associates in the normal course of business. We may share information about such persons with vendors that assist with certain aspects of our business. Despite instituted safeguards for the protection of such information, we cannot be certain that all of our systems are entirely free from vulnerability to attack. Computer hackers may attempt to penetrate our networks or our vendors' network security and, if successful, misappropriate confidential customer or business information. In addition, a Company employee, contractor or other third party with whom we do business may attempt to circumvent our security measures in order to obtain such information or inadvertently cause a breach involving such information. Loss of customer or business information could disrupt our operations and expose us to claims from customers, financial institutions, payment card associations and other persons, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot ensure systems and technology will be fully integrated or updated. We cannot ensure our systems and technology will be successfully updated. We have plans to continue to update the financial reporting platform as well as other technology and systems. We will be implementing ongoing technical upgrades over the next several years which is a complicated and difficult endeavor. Failure to successfully complete these upgrades could have an adverse impact on our business and results of operations. Over the last several years, we have partially integrated the systems of our Contract and Retail businesses. If we do not ultimately fully integrate our systems, it may constrain our ability to provide the level of service our customers' demand which could thereby cause us to operate inefficiently.

We retained responsibility for certain liabilities of the sold paper, forest products and timberland businesses. In connection with the Sale, we agreed to assume responsibility for certain liabilities of the businesses we sold. These obligations include liabilities related to environmental, health and safety, tax, litigation and employee benefit matters. Some of these retained liabilities could turn out to be significant, which could have an adverse effect on our results of operations. Our exposure to these liabilities could harm our ability to compete with other office products distributors, who would not typically be subject to similar liabilities. In particular, we are exposed to risks arising from our ability to meet the funding obligations of our Pension Plans and withdrawal requests from participants pursuant to legacy benefit plans, each of which could require cash to be redirected and adversely impact our cash flows and financial results.

Our investment in Boise Cascade Holdings, L.L.C. subjects us to the risks associated with the building products industry and the U.S. housing market. When we sold our paper, forest products and timberland assets, we purchased an equity interest in Boise Cascade Holdings, L.L.C. This continuing interest in Boise Cascade Holdings, L.L.C. subjects us to market risks associated with the building products industry. This industry is subject to cyclical market pressures. Historical prices for products have been volatile, and industry participants have limited influence over the timing and extent of price changes. The relationship between supply and demand in this industry significantly affects product pricing. Demand for building products is driven mainly by factors such as new construction and remodeling rates, business and consumer credit availability, interest rates and weather. The recent falloff in U.S. housing starts has resulted in lower building products shipments and prices. The supply of building products fluctuates based on manufacturing capacity. Excess manufacturing capacity, both domestically and abroad, can result in significant variations in product prices. Our ability to realize the carrying value of our equity interest in Boise Cascade Holdings, L.L.C. is dependent upon many factors, including the operating performance of Boise Cascade, L.L.C. and other market factors that may not be specific to Boise Cascade Holdings, L.L.C. due in part to the fact that there is not a liquid market for our equity interest. Our exposure to these risks could decrease our ability to compete effectively with our competitors, who typically are not subject to such risks.

Our obligation to purchase paper from Boise White Paper L.L.C. concentrates our supply of an important product primarily with a single supplier. When we sold our paper, forest products and timberland assets, we agreed to purchase substantially all of our requirements of paper for resale from Boise Cascade, L.L.C., or its affiliates or assigns, currently Boise White Paper L.L.C., on a long term basis. The price we pay for this paper is market based and therefore subject to fluctuations in the supply and demand for the products. Our purchase obligation limits our ability to take advantage of spot purchase opportunities and exposes us to potential interruptions in supply, which could impact our ability to compete effectively with our competitors, who would not typically be restricted in this way.

We have substantial business operations in states in which the regulatory environment is particularly challenging. Our operations in California and other heavily regulated states with relatively more aggressive enforcement efforts expose us to a particularly challenging regulatory environment, including, without limitation, consumer protection laws, advertising regulations, escheat, and employment and wage and hour regulations. This regulatory environment requires the Company to maintain a heightened compliance effort and exposes us to defense costs, possible fines and penalties, and liability to private parties for monetary recoveries and attorneys' fees, any of which could have an adverse effect on our business and results of operations.

We are subject to certain legal proceedings that may adversely affect our results of operations and financial condition. We are periodically involved in various legal proceedings, which may involve state and federal governmental inquiries and investigations, employment, tort, consumer litigation and intellectual property litigation. In addition, we may be subject to investigations by regulatory agencies and customers audits. These legal proceedings, investigations and audits could expose us to significant defense costs, fines, penalties, and liability to private parties for monetary recoveries and attorneys' fees, any of which could have a material adverse effect on our business and results of operations.

Our results may be adversely affected by disruptions or catastrophic events. Unforeseen events, including public health issues and natural disasters such as earthquakes, hurricanes and other adverse weather and climate conditions, whether occurring in the United States or abroad, could disrupt our operations, disrupt the operations of our suppliers or customers, have an adverse impact on consumer spending and confidence levels or result in political or economic instability. Moreover, in the event of a natural disaster or public health issue, we may be required to suspend operations in some or all of our locations, which could have a material adverse effect on our business, financial condition and results of operations. These events could also reduce demand for our products or make it difficult or impossible to receive products from suppliers.

Fluctuations in our effective tax rate may adversely affect our results of operations. We are a multi-national, multi-channel provider of office products and services. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various countries, states and other jurisdictions in which we operate. Our effective tax rate may be lower or higher than our tax rates have been in the past due to numerous factors, including the sources of our income, any agreements we may have with taxing authorities in various jurisdictions, and the tax filing positions we take in various jurisdictions.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The majority of OfficeMax facilities are rented under operating leases. (For more information about our operating leases, see Note 8, "Leases," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.) Our properties are in good operating condition and are suitable and adequate for the operations for which they are used. We constantly evaluate the real estate market to determine the best locations for new stores. We analyze our existing stores and markets on a case by case basis. We conduct regular reviews of our real estate portfolio to identify underperforming facilities, and close those facilities that are no longer strategically or economically viable. In 2011, we expect to have less than ten new store openings in the U.S. and Mexico and 10-20 store closings in the U.S.

Our facilities by segment are presented in the following table.

Contract

As of the end of the year, Contract operated 44 distribution centers in 21 states, Puerto Rico, Canada, Australia and New Zealand. The following table sets forth the locations of these facilities.

Location	Count	Location	Count	Location	Count
Arizona	1	Maryland	1	Tennessee	1
California	2	Massachusetts	1	Texas	2
Colorado	1	Michigan	1	Utah	1
Florida	1	Minnesota	1	Washington	1
Georgia	1	New Jersey	1	Puerto Rico	1
Hawaii	1	North Carolina	1	Canada	7
Illinois	1	Ohio	1	Australia	10
Kansas	1	Pennsylvania	1	New Zealand	3
Maine	1				

Contract also operated 53 office products stores in Hawaii (2), Canada (30), Australia (3) and New Zealand (18) and four customer service and outbound telesales centers in Illinois (2), Oklahoma and Virginia.

Retail

As of the end of the year, Retail operated 997 stores in 47 states, Puerto Rico, the U.S. Virgin Islands and Mexico. The following table sets forth the locations of these facilities.

Location	Count	Location	Count	Location	Count
Alabama	11	Maine	1	Oregon	12
Alaska	3	Maryland	1	Pennsylvania	28
Arizona	44	Massachusetts	10	Rhode Island	1
Arkansas	2	Michigan	41	South Carolina	6
California	76	Minnesota	41	South Dakota	4
Colorado	29	Mississippi	5	Tennessee	18
Connecticut	3	Missouri	29	Texas	74
Florida	61	Montana	3	Utah	14
Georgia	31	Nebraska	10	Virginia	26
Hawaii	8	Nevada	14	Washington	22
Idaho	6	New Jersey	4	West Virginia	2
Illinois	60	New Mexico	9	Wisconsin	35
Indiana	14	New York	31	Wyoming	2
Iowa	9	North Carolina	27	Puerto Rico	13
Kansas	11	North Dakota	3	U.S. Virgin Islands	2
Kentucky	6	Ohio	53	Mexico(a)	79
Louisiana	2	Oklahoma	1		

(a) Locations operated by our 51%-owned joint venture in Mexico, Grupo OfficeMax.

Retail also operated three large distribution centers in Alabama, Nevada and Pennsylvania; and one small distribution center in Mexico through our joint venture.

ITEM 3. LEGAL PROCEEDINGS

Information concerning legal proceedings is set forth in Note 16, "Legal Proceedings and Contingencies," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K, and is incorporated herein by reference.

ITEM 4. (REMOVED AND RESERVED)

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are elected by the Board of Directors and hold office until a successor is chosen or qualified or until their earlier resignation or removal. The following lists our executive officers and gives a brief description of their business experience as of February 21, 2011:

Ravichandra K. Saligram, 54, was elected as Chief Executive Officer and President of the Company, as well as a director of the Company, effective on November 8, 2010. Until his election as Chief Executive Officer and President of the Company, Mr. Saligram had been Executive Vice President, ARAMARK Corporation ("ARAMARK"), a global professional services company, since November 2006, President, ARAMARK International since June 2003, and ARAMARK'S Chief Globalization Officer since June 2009. From 1994 until 2002, Mr. Saligram served in various capacities for the InterContinental Hotels Group, a global hospitality company, including as President of Brands & Franchise, North America; Chief Marketing Officer & Managing Director, Global Strategy; President, International and President, Asia Pacific. Earlier in his career, Mr. Saligram held various general and brand management positions with S. C. Johnson & Son, Inc. in the United States and overseas. Since 2006, he has been a director of Church & Dwight Co., Inc., a consumer and specialty products company.

Bruce H. Besanko, 52, was first elected an officer of the Company on February 16, 2009. Mr. Besanko has served as executive vice president and chief financial officer of the Company since that time, and as chief administrative officer since October 2009. Mr. Besanko previously served as executive vice president and chief financial officer of Circuit City Stores, Inc. ("Circuit City"), a leading specialty retailer of consumer electronics and related services, from July 2007 to February 2009. Prior to that, Mr. Besanko served as senior vice president, finance and chief financial officer for The Yankee Candle Company, Inc., a leading designer, manufacturer, wholesaler and retailer of premium scented candles, since April 2005. He also served as vice president, finance for Best Buy Co., Inc., a retailer of consumer electronics, home office products, entertainment software, appliances and related services, from 2002 to 2005. On November 10, 2008, Circuit City filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia. Circuit City's Chapter 11 plan of liquidation was confirmed by the Bankruptcy Court on September 14, 2010. Pursuant to the plan of liquidation, Circuit City is liquidating its remaining assets.

Deborah A. O'Connor, 48, was first elected an officer of the Company on July 8, 2008. Since that time, Ms. O'Connor has been senior vice president, finance and chief accounting officer of the Company. Ms. O'Connor previously served as senior vice president and controller of the ServiceMaster Company, a company providing residential and commercial lawn care, landscape maintenance, termite and pest control, home warranty, cleaning and disaster restoration, furniture repair, and home inspection services, from December 1999 to December 2007.

Ryan T. Vero, 41, was first elected an officer of the Company on November 1, 2004. Mr. Vero has served as executive vice president and chief merchandising officer of the Company since June 2005. He served as executive vice president, merchandising of the Company from 2004 until June 2005 when he was promoted to executive vice president and chief merchandising officer. Mr. Vero previously served as executive vice president, merchandising and marketing of OfficeMax, Inc., beginning in 2001, and prior to that time as executive vice president, e-commerce/direct of OfficeMax, Inc.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange (the "Exchange"). The Exchange requires each listed company to make an annual report available to its shareholders. We are making this Form 10-K available to our shareholders in lieu of a separate annual report. The reported high and low sales prices for our common stock, as well as the frequency and amount of dividends paid on such stock, are included in Note 17, "Quarterly Results of Operations (unaudited)," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K. Due to the challenging economic environment, and to conserve cash, we suspended our cash dividends in the fourth quarter of 2008. See the discussion of dividend payment limitations under the caption "Financing Arrangements" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Form 10-K. The approximate number of holders of our common stock, based upon actual record holders on February 11, 2011, was 12,389.

We maintain a corporate governance page on our website that includes key information about our corporate governance initiatives. That information includes our Corporate Governance Guidelines, Code of Ethics and charters for our Audit, Executive Compensation and Governance and Nominating Committees, as well as our Committee of Outside Directors. The corporate governance page can be found at investor.officemax.com by clicking on "Corporate Governance." You also may obtain copies of these policies, charters and codes by contacting our Investor Relations Department, 263 Shuman Boulevard, Naperville, Illinois 60563, or by calling (630) 864-6800.

Information concerning securities authorized for issuance under our equity compensation plans is included in "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Form 10-K.

Stock Repurchases

Information concerning our stock repurchases during the three months ended December 25, 2010, is presented in the following table.

Period	Total Number of Shares Purchased(a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
September 26 – October 23	22	$13.92	—	—
October 24 – November 20	22	17.16	—	—
November 21 – December 25	22	17.90	—	—
Total	66	$16.33	—	—

(a) All stock was withheld to satisfy minimum statutory tax withholding obligations upon vesting of restricted stock awards.

Performance Graph

The following graph compares the five-year cumulative total return (assuming dividend reinvestment) for the Standard & Poor's SmallCap 600 Index, the Standard & Poor's SmallCap 600 Specialty Retail Index and OfficeMax.



OfficeMax Incorporated
S&P SmallCap 600 Index
S&P 600 Specialty Retail Index
DOLLARS
350
300
250
200
150
100
50
0
2005
2006
2007
2008
2009
2010

ANNUAL RETURN PERCENTAGE
Years Ending

Company\Index Name	Dec 06	Dec 07	Dec 08	Dec 09	Dec 10
OfficeMax Incorporated	98.80	–57.62	–62.75	82.26	32.60
S&P SmallCap 600 Index	15.12	–0.30	–34.26	33.53	25.76
S&P 600 Specialty Retail Index	11.55	–37.54	–36.51	77.65	40.68

INDEXED RETURNS
Years Ending

Company\Index Name	Base Period Dec 05	Dec 06	Dec 07	Dec 08	Dec 09	Dec 10
OfficeMax Incorporated	$100	$198.80	$ 84.25	$31.38	$ 57.19	$ 75.84
S&P SmallCap 600 Index	100	115.12	114.78	75.45	100.75	126.71
S&P 600 Specialty Retail Index	100	111.55	69.67	44.23	78.58	110.55

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our selected financial data for the years indicated and should be read in conjunction with the disclosures in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

	2010(a)	2009(b)	2008(c)	2007(d)	2006(e)
	(millions, except per-share amounts)				
Assets:					
Current assets	$2,014	$2,021	$ 1,855	$2,205	$2,097
Property and equipment, net	397	422	491	581	580
Goodwill	—	—	—	1,217	1,216
Timber notes receivable	899	899	899	1,635	1,635
Other	769	728	929	646	688
Total assets	$4,079	$4,070	$ 4,174	$6,284	$6,216
Liabilities and shareholders' equity:					
Current liabilities	$1,044	$1,092	$ 1,184	$1,371	$1,529
Long-term debt, less current portion	270	275	290	349	384
Non-recourse debt	1,470	1,470	1,470	1,470	1,470
Other	645	702	918	783	817
Noncontrolling interest	49	28	22	32	30
OfficeMax shareholders' equity—preferred stock	31	36	43	50	55
OfficeMax shareholders' equity—other	570	467	247	2,229	1,931
Total liabilities and shareholders' equity	$4,079	$4,070	$ 4,174	$6,284	$6,216
Net sales	$7,150	$7,212	$ 8,267	$9,082	$8,966
Net income (loss) from continuing operations attributable to OfficeMax and noncontrolling interest	$ 74	$ (1)	$(1,666)	$ 212	$ 103
Joint venture results attributable to noncontrolling interest	(3)	2	8	(5)	(4)
Net income (loss) from continuing operations attributable to OfficeMax	$ 71	$ 1	$(1,658)	$ 207	$ 99
Preferred dividends	(2)	(3)	(4)	(4)	(4)
Net income (loss) from continuing operations available to OfficeMax common shareholders	$ 69	$ (2)	$(1,662)	$ 203	$ 95
Net loss from discontinued operations	—	—	—	—	(7)
Net income (loss) available to OfficeMax common shareholders	$ 69	$ (2)	$(1,662)	$ 203	$ 88
Basic net income (loss) per common share:					
Continuing operations	$ 0.81	$ (0.03)	$(21.90)	$ 2.70	$ 1.30
Discontinued operations	—	—	—	—	(0.10)
Basic net income (loss) available to OfficeMax common shareholders per common share	$ 0.81	$ (0.03)	$(21.90)	$ 2.70	$ 1.20
Diluted net income (loss) per common share:					
Continuing operations	$ 0.79	$ (0.03)	$(21.90)	$ 2.66	$ 1.29
Discontinued operations	—	—	—	—	(0.10)
Diluted net income (loss) available to OfficeMax common shareholders per common share	$ 0.79	$ (0.03)	$(21.90)	$ 2.66	$ 1.19
Cash dividends declared per common share	$ —	$ —	$ 0.45	$ 0.60	$ 0.60

See notes on following page.

Notes to Selected Financial Data

The company's fiscal year-end is the last Saturday in December. There were 52 weeks in all years presented.

(a) 2010 included the following pre-tax items:

- $11.0 million charge for impairment of fixed assets associated with certain of our Retail stores in the U.S.
- $13.1 million charge for costs related to Retail store closures in the U.S., partially offset by a $0.6 million severance reserve adjustment.
- $9.4 million favorable adjustment of a reserve associated with our legacy building materials manufacturing facility near Elma, Washington due to the sale of the facility's equipment and the termination of the lease.

(b) 2009 included the following items:

- $17.6 million pre-tax charge for impairment of fixed assets associated with certain of our Retail stores in the U.S. and Mexico. Our minority partner's share of this charge of $1.2 million is included in joint venture results attributable to noncontrolling interest.
- $31.2 million pre-tax charge for costs related to Retail store closures in the U.S. and Mexico. Our minority partner's share of this charge of $0.5 million is included in joint venture results attributable to noncontrolling interest.
- $18.1 million pre-tax charge for severance and other costs incurred in connection with various company reorganizations.
- $2.6 million pre-tax gain related to the Company's Boise Investment.
- $4.4 million pre-tax gain related to interest earned on a tax escrow balance established in a prior period in connection with our legacy Voyageur Panel business.
- $14.9 million of income tax benefit from the release of a tax uncertainty reserve upon resolution of an issue under Internal Revenue Service ("IRS") appeal regarding the deductibility of interest on certain of our industrial revenue bonds.

(c) 2008 included the following pre-tax items:

- $1,364.4 million charge for impairment of goodwill, trade names and fixed assets. Our minority partner's share of this charge of $6.5 million is included in joint venture results attributable to noncontrolling interest.
- $735.8 million charge for non-cash impairment of the timber installment note receivable due from Lehman Brothers Holdings, Inc. and $20.4 million of related interest expense.
- $27.9 million charge for severance and costs associated with the termination of certain store and site leases.
- $20.5 million gain related to the Company's Boise Investment, primarily attributable to the sale of a majority interest in its paper and packaging and newsprint businesses.

(d) 2007 included the following items:

- $32.4 million pre-tax income related to a paper agreement with affiliates of Boise Cascade Holdings, L.L.C. we entered into in connection with the Sale. This agreement was terminated in early 2008.
- $1.1 million after-tax loss related to the sale of OfficeMax's Contract operations in Mexico to Grupo OfficeMax, our 51%-owned joint venture.

(e) 2006 included the following pre-tax items:

- $89.5 million charge related to the closing of 109 underperforming domestic retail stores.
- $46.4 million charge related to the relocation and consolidation of our corporate headquarters.
- $10.3 million charge primarily related to a reorganization of our Contract segment.
- $18.0 million charge primarily for contract termination and other costs related to the closure of our Elma, Washington manufacturing facility.
- $48.0 million of income from a paper agreement with affiliates of Boise Cascade Holdings, L.L.C. we entered into in connection with the Sale.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains statements about our future financial performance. These statements are only predictions. Our actual results may differ materially from these predictions. In evaluating these statements, you should review "Item 1A. Risk Factors" of this Form 10-K, including "Cautionary and Forward-Looking Statements."

Overall Summary

Sales for 2010 were $7,150.0 million, compared to $7,212.1 million for 2009, a decrease of 0.9%. On a local currency basis, the sales decreased 2.9%. Both our Contract and Retail businesses experienced sales decline in a challenging economic environment with reduced customer spending and changing buying habits. This spending reduction has occurred simultaneously with a heightened competitive marketplace. Gross profit margin increased by 1.8% of sales (180 basis points) to 25.9% of sales in 2010 compared to 24.1% of sales in 2009. Profitability initiatives and favorable inventory shrinkage expense resulted in increases in gross profit margin in both Contract and Retail and were partially offset by increased operating, selling and general and administrative expenses. We reported an operating income of $146.5 million in 2010 compared to an operating loss of $4.0 million in 2009. As noted in the discussion and analysis that follows, our operating results were impacted by a number of significant items in both years. These items included charges for asset impairments, store closures and severance, partially offset by income related to legacy items. If we eliminate these items, our adjusted operating income for 2010 was $160.6 million compared to an adjusted operating income of $62.9 million for 2009. The reported net income available to OfficeMax common shareholders was $68.6 million, or $0.79 per diluted share, in 2010 compared to a reported net loss available to OfficeMax common shareholders $2.2 million, or $0.03 per diluted share, in 2009. If we eliminate the impact of significant items from both years, adjusted net income available to OfficeMax common shareholders for 2010 was $77.3 million, or $0.89 per diluted share, compared to $18.6 million, or $0.24 per diluted share, for 2009.

Results of Operations, Consolidated

($ in millions)

	2010	2009	2008
Sales	$7,150.0	$7,212.1	$ 8,267.0
Gross profit	1,849.7	1,737.6	2,054.4
Operating, selling and general and administrative expenses	1,689.1	1,674.7	1,862.5
Goodwill and other asset impairments	11.0	17.6	2,100.2
Other operating expenses	3.1	49.3	27.9
Total operating expenses	1,703.2	1,741.6	3,990.6
Operating income (loss)	$ 146.5	$ (4.0)	$(1,936.2)
Net income (loss) available to OfficeMax common shareholders	$ 68.6	$ (2.2)	$(1,661.6)
Gross profit margin	25.9%	24.1%	24.9%
Operating, selling and general and administrative expenses			
Percentage of sales	23.7%	23.2%	22.5%

In addition to assessing our operating performance as reported under U.S. generally accepted accounting principles ("GAAP"), we evaluate our results of operations before non-operating legacy items and certain operating items that are not indicative of our core operating activities such as severance, facility closures and adjustments, and asset impairments. We believe our presentation of financial measures before, or excluding, these items, which are non-GAAP measures, enhances our investors' overall understanding of our recurring operational performance and provides useful information to both investors and management to evaluate the ongoing operations and prospects of OfficeMax by providing better comparisons. Whenever we use non-GAAP financial measures, we designate these measures as "adjusted" and provide a reconciliation of the non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure. In the following tables, we reconcile our non-GAAP financial measures to our reported GAAP financial results.

Although we believe the non-GAAP financial measures enhance an investor's understanding of our performance, our management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The non-GAAP financial measures we use may not be consistent with the presentation of similar companies in our industry. However, we present such non-GAAP financial measures in reporting our financial results to provide investors with an additional tool to evaluate our operating results in a manner that focuses on what we believe to be our ongoing business operations.

NON-GAAP RECONCILIATION FOR 2010

	Operating income	Net income available to OfficeMax common shareholders	Diluted income per common share
	(millions, except per-share amounts)		
As reported	$ 146.5	$ 68.6	$ 0.79
Store asset impairment charge	11.0	6.7	0.08
Store closure charges and severance adjustments	12.5	7.8	0.09
Reserve adjustments related to legacy facility	(9.4)	(5.8)	(0.07)
As adjusted	$ 160.6	$ 77.3	$ 0.89

NON-GAAP RECONCILIATION FOR 2009

	Operating income (loss)	Net income (loss) available to OfficeMax common shareholders	Diluted income (loss) per common share
	(millions, except per-share amounts)		
As reported	$ (4.0)	$ (2.2)	$ (0.03)
Store asset impairment charge	17.6	10.0	0.12
Store closure and severance charges	49.3	30.0	0.39
Interest income from a legacy tax escrow	—	(2.7)	(0.04)
Boise Cascade Holdings, L.L.C. distribution	—	(1.6)	(0.02)
Release of income tax uncertainty reserve	—	(14.9)	(0.18)
As adjusted	$ 62.9	$ 18.6	$ 0.24

	NON-GAAP RECONCILIATION FOR 2008		
	Operating income (loss)	**Net income (loss) available to OfficeMax common shareholders**	**Diluted income (loss) per common share**
	(millions, except per-share amounts)		
As reported	$ (1,936.2)	$ (1,661.6)	$ (21.90)
Goodwill and other asset impairment charge	1,364.4	1,294.7	17.05
Timber note impairment charge	735.8	462.0	6.08
Total impairment charges	2,100.2	1,756.7	23.13
Store closure and severance charges and other adjustments	27.9	17.5	0.23
Boise Cascade Holdings, L.L.C. distribution	—	(12.5)	(0.16)
As adjusted	$ 191.9	$ 100.1	$ 1.30

These items are described in more detail in this Management's Discussion and Analysis.

At the end of the 2010 fiscal year, we had $462.3 million in cash and cash equivalents and $576.4 million in available (unused) borrowing capacity under our revolving credit facilities. The combination of cash and cash equivalents and available borrowing capacity yields approximately $1,038.7 million of overall liquidity. At year-end, we had outstanding recourse debt of $275.0 million (both current and long-term) and non-recourse obligations of $1,470.0 million related to the timber securitization notes. There is no recourse against OfficeMax on the securitized timber notes payable as recourse is limited to proceeds from the applicable pledged installment notes receivable and underlying guarantees. There were no borrowings on our revolving credit facilities in 2010.

The funded status of our pension plans improved in 2010. Our pension obligations exceeded the assets held in trust to fund them by $180.2 million at year-end 2010, a decrease of $30.0 million compared to the $210.2 million under funding that existed at year-end 2009. This reduction was due to strong returns of plan investments, partially offset by a decrease in the discount rates.

For the full year 2010, we generated $88.1 million of cash from operations, net of $44.4 million of cash used to repay loans on accumulated earnings held in company-owned life insurance policies which had been borrowed in 2009. Working capital increased by $72.4 million due to higher levels of international inventories and the timing of certain accounts payable and accrued liability payments. Accounts receivable declined primarily due to the lower sales. A significant amount of incentive compensation payments were made in 2010 reflecting the achievement of the 2009 incentive plan performance targets. The incentive plan performance targets were not achieved in 2008. Therefore, the amount of incentive payments made in 2009 was insignificant. The cash from operations was primarily utilized to fund capital expenditures of $93.5 million which included systems and infrastructure investments.

Outlook

We anticipate that 2011 will hold a variety of challenges for our businesses including a heightened competitive environment, increased promotional activity from a broad range of competitors and a lack of favorable economic conditions. Based on these trends, we expect that total sales for the full year will be flat to slightly higher than in 2010, including the favorable impact of foreign currency translation and the benefit of a 53rd week, and that the adjusted operating income margin rate for the full year will be in line with, to slightly lower than, the prior year. In addition, we expect cash flow from operations in 2011 to be in line with or slightly higher than capital expenditures. We anticipate capital expenditures of approximately $100 million, primarily related to technology, ecommerce and infrastructure investments and upgrades. In addition, we believe our liquidity position will continue to remain strong.

2010 Compared with 2009

Sales for 2010 decreased 0.9% to $7,150.0 million from $7,212.1 million for 2009, which included the impact of favorable currency exchange rates relating to our international subsidiaries. On a local currency basis, sales declined 2.9%. Both our Contract and Retail segments experienced year-over-year sales declines in a challenging economic environment with increased competitive intensity including higher levels of promotional activity.

Gross profit margin increased by 1.8% of sales (180 basis points) to 25.9% of sales in 2010 compared to 24.1% of sales in 2009. The gross profit margins increased in both our Contract and Retail segments due to our profitability initiatives and reduced inventory shrinkage expense. We benefited from $15 million of inventory shrinkage reserve adjustments due to the positive results from our physical inventory counts. Retail segment gross profit margins also benefitted from a sales mix shift to higher-margin products and lower occupancy and freight costs.

Operating, selling and general and administrative expenses increased 0.5% of sales to 23.7% of sales in 2010 from 23.2% of sales in 2009. The increase was in our Contract segment, as the Retail segment operating, selling and general and administrative expenses as a percent of sales remained flat. The increase was the result of higher expenses related to our growth and profitability initiatives which were partially offset by favorable trends in workers compensation and medical benefit expenses, lower payroll-related expenses and favorable sales and use tax and legal settlements in Retail. On a consolidated basis, we recognized $9 million of favorable sales/use tax settlements and adjustments through the year as well as a $5 million gain related to the resolution of a legal dispute. These items compare to approximately $10 million of income realized in the prior year related to favorable property tax settlements and the resolution of a dispute with a service provider.

As noted above, our results for 2010 include several significant items, as follows:

- We recognized a non-cash impairment charge of $11.0 million associated with leasehold improvements and other assets at certain of our Retail stores in the U.S. After tax, this charge reduced net income available to OfficeMax common shareholders by $6.7 million, or $0.08 per diluted share.
- We recorded $13.1 million of charges in our Retail segment related to store closures in the U.S offset by income of $0.6 million in our Retail segment to adjust previously established severance reserves. After tax, the cumulative effect of these items was a reduction of net income available to OfficeMax common shareholders of $7.8 million, or $0.09 per diluted share.
- We recorded income of $9.4 million related to the adjustment of a reserve associated with our legacy building materials manufacturing facility near Elma, Washington due to the sale of the facility's equipment and the termination of the lease. This item increased net income available to OfficeMax common shareholders by $5.8 million, or $0.07 per diluted share.

Interest income was $42.6 million and $47.3 million for 2010 and 2009, respectively. The decrease was due primarily to $4.4 million of interest income recorded in 2009 related to a tax escrow balance established in a prior period in connection with the sale of our legacy Voyageur Panel business. Interest expense decreased to $73.3 million in 2010 from $76.4 million in 2009. The decrease in interest expense was due primarily to reduced debt resulting from payments made in 2009 and 2010.

For 2010, we recognized income tax expense of $41.9 million on pre-tax income of $115.7 million (effective tax expense rate of 36.2%) compared to income tax benefit of $28.8 million on a pre-tax loss of $30.3 million (effective tax benefit rate of 94.8%) for 2009. The effective tax rate in both years was impacted by the effects of state income taxes, income items not subject to tax, non-deductible expenses and the mix of domestic and foreign sources of income as well as low levels of profitability in 2009. The effective tax rate in 2009 also included $14.9 million from the release of a tax reserve upon the resolution of our claim that interest on certain of our industrial revenue bonds was fully tax deductible.

We reported net income attributable to OfficeMax and noncontrolling interest of $73.9 million for 2010. After adjusting for joint venture earnings attributable to noncontrolling interest and preferred dividends, we reported net income available to OfficeMax common shareholders of $68.6 million, or $0.79 per diluted share. Adjusted net income available to OfficeMax common shareholders, as discussed above, was $77.3 million, or $0.89 per diluted share, for 2010 compared to $18.6 million, or $0.24 per diluted share, for 2009.

2009 Compared with 2008

Sales for 2009 decreased 12.8% to $7,212.1 million from $8,267.0 million for 2008. On a local currency basis, sales declined 11.1%. The year-over-year sales declines occurred in both our Contract and Retail segments and resulted primarily from the weaker economic environment that existed throughout all of 2009.

Gross profit margin decreased by 0.8% of sales (80 basis points) to 24.1% of sales in 2009 compared to 24.9% of sales in 2008. The gross profit margins declined in both our Contract and Retail segments. The Retail segment experienced strong cost support from our vendors and reduced inventory shrinkage, the benefits of which were more than offset by deleveraging of fixed occupancy costs and a mix shift to less profitable technology products. The Contract segment also experienced strong cost support from our vendors but earned overall lower gross margins as a result of softer market conditions as well as a shift in its customers' purchasing trends to a higher percentage of lower-margin consumable items, lower sales of off-contract items, and higher customer acquisition and retention costs.

Operating, selling and general and administrative expenses increased by 0.7% of sales to 23.2% of sales in 2009 from 22.5% of sales a year earlier. The increased expense was primarily the result of deleveraging of fixed costs due to lower sales and increased incentive compensation and pension expenses, partially offset by reduced payroll and other targeted cost reductions including lower headcount resulting from a significant reduction in force at the corporate headquarters in late 2008. In addition, the Company benefited $10.0 million from a favorable property tax settlement and the favorable resolution of a prior dispute with a service provider. Incentive compensation expense included in operating, selling and general and administrative expenses was $64.4 million for 2009 compared to $9.1 million for 2008.

As noted above, our results for 2009 include several significant items, as follows:

- We recognized a non-cash impairment charge of $17.6 million associated with leasehold improvements and other assets at certain of our Retail stores in the U.S. and Mexico. After tax and noncontrolling interest, these charges reduced net income (loss) available to OfficeMax common shareholders by $10.0 million or $0.12 per diluted share.
- We recorded $31.2 million of charges in our Retail segment related to store closures. We also recorded $18.1 million of severance and other charges, principally related to reorganizations of our U.S. and Canadian Contract sales forces, customer fulfillment centers and customer service centers, as well as a streamlining of our Retail store staffing. These charges are recorded by segment in the following manner: Contract $15.3 million, Retail $2.1 million and Corporate and Other $0.7 million. After tax and noncontrolling interest, the cumulative effect of these items was a reduction of net income (loss) available to OfficeMax common shareholders by $30.0 million, or $0.39 per diluted share.
- "Other income (expense), net" in the Consolidated Statement of Operations included income of $2.6 million from a distribution on the Boise Investment related to our tax liability on allocated earnings. This distribution was much larger in the prior year due to a significant tax gain realized by Boise Cascade, L.L.C. on the sales of its paper and packaging and newsprint businesses. After tax, this item increased net income (loss) available to OfficeMax common shareholders $1.6 million, or $0.02 per diluted share.
- We recorded $4.4 million of interest income related to a tax escrow balance established in a prior period in connection with our legacy Voyager Panel business which we sold in 2004. After tax, this item increased net income (loss) available to OfficeMax common shareholders by $2.7 million, or $0.04 per diluted share.

- In the fourth quarter, the U.S. Internal Revenue Service conceded an issue under appeals regarding the deductibility of interest on certain of our industrial revenue bonds. Upon the resolution of this matter, we released $14.9 million in tax uncertainty reserves which increased net income (loss) available to OfficeMax common shareholders by $0.18 per diluted share.

Interest expense was $76.4 million in 2009 compared to $113.6 million for 2008. The decline in interest expense was principally due to the Lehman bankruptcy on September 15, 2008, and the resulting payment defaults on the timber note receivable guaranteed by Lehman and the related securitization notes payable. For 2008, we recorded $33.7 million in interest expense on the Lehman securitization notes payable. We did not accrue any interest on this non-recourse obligation in 2009.

Interest income was $47.3 million and $57.6 million for the years ended 2009 and 2008, respectively. This decline reflects the $13.1 million reduction of interest income recorded on the timber note receivable guaranteed by Lehman in 2009 as compared to 2008, partially offset by $4.4 million of interest income recognized in 2009 related to a tax escrow balance established in a prior period in connection with the sale of our legacy Voyageur Panel business. As a result of Lehman's September 2008 bankruptcy filing, we recorded no interest income on the Lehman portion of the timber notes receivable in 2009. In 2008, we accrued and collected approximately $13.1 million in interest income on the Lehman timber note receivable for the period from January 1 through April 29, 2008. In 2009, approximately $40.8 million of interest income and $39.8 million of interest expense was recorded relating to the Wachovia portion of the timber notes receivable and associated securitized obligation. See the "Timber Notes/Non-Recourse Debt" section that follows in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

For 2009, we recognized an income tax benefit of $28.8 million on a pre-tax loss of $30.3 million (effective tax benefit rate of 94.8%) compared to an income tax benefit of $306.5 million on a pre-tax loss of $1,972.4 million (effective tax benefit rate of 15.5%) for 2008. Income taxes and the related effective rates for both years were affected by several significant items that caused our actual tax benefits to vary from the amount based on our reported pre-tax accounting income and the statutory U.S. federal tax rate of 35%. In 2009, the recorded tax benefit included $14.9 million from the release of a tax reserve upon the resolution of our claim that interest on certain of our industrial revenue bonds was fully tax deductible. In 2008, the goodwill and other assets impairment charge of $1.4 billion unfavorably impacted the tax benefit rate as the book basis of these assets was higher than the amortizable tax basis which resulted in a 4.6% tax benefit on the charge. In addition, in 2008 the Company also recognized a tax benefit resulting from a favorable U.S. Internal Revenue Service settlement. The effective tax rate in both years was also impacted by the effects of state income taxes, income items not subject to tax and non-deductible expenses and the mix of domestic and foreign sources of income.

We reported a net loss attributable to OfficeMax and noncontrolling interest of $1.6 million for 2009. After adjusting for joint venture earnings attributable to noncontrolling interest and preferred dividends, we reported a net loss available to OfficeMax common shareholders of $2.2 million or $(0.03) per diluted share for 2009. Excluding the effects of the significant items discussed above, adjusted net income available to OfficeMax common shareholders was $18.6 million or $0.24 per diluted share for 2009 compared to $100.1 million or $1.30 per diluted share for 2008.

Segment Discussion

We report our results using three reportable segments: Contract; Retail; and Corporate and Other.

Our Contract segment distributes a broad line of items for the office, including office supplies and paper, technology products and solutions, office furniture and print and document services. Contract sells directly to large corporate and government offices, as well as to small and medium-sized offices in the United States, Canada, Australia and New Zealand. This segment markets and sells through field salespeople, outbound telesales, catalogs, the Internet and in some markets, including Canada, Australia and New Zealand, through office products stores.

Our Retail segment is a retail distributor of office supplies and paper, print and document services, technology products and solutions and office furniture. In addition, this segment contracts with large national retail chains to supply office and school supplies to be sold in their stores. Our retail office supply stores feature OfficeMax ImPress, an in-store module devoted to print-for-pay and related services. Retail has operations in the United States, Puerto Rico and the U.S. Virgin Islands. Retail also operates office products stores in Mexico through a 51%-owned joint venture.

Our Corporate and Other segment includes support staff services and certain other legacy expenses as well as the related assets and liabilities. The income and expense related to certain assets and liabilities that are reported in the Corporate and Other segment have been allocated to the Contract and Retail segments.

Management evaluates the segments' performances using segment income (loss) which is based on operating income (loss) after eliminating the effect of certain operating items that are not indicative of our core operations such as severances, facility closures and adjustments, and asset impairments. These certain operating items are reported on the goodwill and other asset impairments and the other operating expenses lines in the Consolidated Statements of Operations.

Contract

($ in millions)

	2010	2009	2008
Sales	$3,634.2	$3,656.7	$4,310.0
Gross profit	827.0	762.4	948.1
Gross profit margin	22.8%	20.8%	22.0%
Operating, selling and general and administrative expenses	732.7	704.4	780.8
Percentage of sales	20.2%	19.2%	18.1%
Segment income	$ 94.3	$ 58.0	$ 167.3
Percentage of sales	2.6%	1.6%	3.9%
Sales by Product Line			
Office supplies and paper	$2,086.6	$2,138.5	$2,518.7
Technology products	1,185.5	1,174.0	1,299.2
Office furniture	362.1	344.2	492.1
Sales by Geography			
United States	$2,482.5	$2,583.1	$3,035.0
International	1,151.7	1,073.6	1,275.0
Sales Growth	(0.6)%	(15.2)%	(10.5)%

2010 Compared with 2009

Contract segment sales for 2010 decreased 0.6% to $3,634.2 million from $3,656.7 million for 2009, reflecting a 4.3% decline on a local currency basis which was partially offset by a favorable impact from changes in foreign currency exchange rates. The U.S. sales decline of 3.9% reflected a challenging U.S. economic recovery, which continues to impact our customers' buying trends, as well as an intensely competitive environment. Sales to existing customers declined 6.2% in 2010, an improvement from the 14.7% decline in 2009. For the year, increased sales to newly acquired customers outpaced reduced sales due to lost customers, however that trend was stronger early in the year and reversed itself in the fourth quarter. International sales declined 5.2% on a local currency basis in 2010, primarily as a result of decreased sales to existing customers and continued international economic weakness.

Contract segment gross profit margin increased 2.0% of sales (200 basis points) to 22.8% of sales for 2010 compared to 20.8% of sales for the previous year. The increases in gross profit margins occurred both in the U.S. and internationally. U.S. gross profit margins increased due to strong disciplines instituted to monitor both customer profitability and product costs as well as reduced delivery costs. The current year also benefited from the reversal of inventory shrinkage reserves due to favorable results from our annual physical inventory counts of $3.5 million. International margin improvements resulted from improved product margins resulting from a strong back-to-school season in Australia, favorable foreign exchange rate impact on Canadian paper purchases and profitability initiatives related to our own private label products.

Contract segment operating, selling and general and administrative expenses increased 1.0% of sales to 20.2% for 2010 from 19.2% of sales a year earlier. The increase was primarily due to costs associated with growth and profitability initiatives associated with our managed-print-services, customer service centers and business-to-business website, partially offset by favorable trends in workers compensation and medical benefit expenses as well as lower payroll costs from the reorganization of our U.S. sales force and U.S. customer service operations.

Contract segment income was $94.3 million, or 2.6% of sales, for 2010, compared to $58.0 million, or 1.6% of sales, for 2009. The increase in segment income was primarily attributable to the increased gross profit margin partially offset by higher operating, selling and general and administrative expenses due primarily to increased spending on our growth and profitability initiatives.

2009 Compared with 2008

Contract segment sales for 2009 decreased 15.2% to $3,656.7 million from $4,310.0 million for 2008, reflecting a U.S. sales decline of 14.9% and an international sales decline of 15.8% in U.S. dollars, or 8.2% on a local currency basis. Total Contract sales declined 12.9% on a local currency basis. The U.S. Contract sales decline primarily reflected weaker sales from existing corporate accounts as our customers reduced overhead spending and headcount in response to the weak overall U.S. economy. This decline continued to be meaningful, increasing (as measured by the rate of decline compared to the prior year) in the first two quarters, while decreasing modestly in the third and fourth quarters. For the year, the reduction in sales volume from lost customers was greater than the incremental sales from newly acquired customers.

Contract segment gross profit margin declined 1.2% of sales (120 basis points) to 20.8% of sales for 2009 compared to 22.0% of sales in the previous year. The decrease in gross profit margin was primarily due to softer market conditions, a shift in the purchasing trends of our customers to a higher percentage of on-contract items, including lower-margin commodities and consumable items like paper, and higher customer acquisition and retention expenses as a percentage of sales. Our Contract performance in the fourth quarter improved from the previous quarters in 2009 due to our disciplined approach to profitable customer acquisition and retention, as well as other initiatives to grow the business and improve margins by providing better solutions for our customers. Targeted cost controls in our delivery fleet helped to mitigate the impact of deleveraging.

Contract segment operating, selling and general and administrative expenses increased 1.1% of sales to 19.2% of sales for 2009 from 18.1% of sales a year earlier. The increase was primarily due to the deleveraging of fixed expenses from lower sales and increased incentive compensation expenses, which were $22.1 million higher in 2009 compared to 2008, partially offset by cost management initiatives, including lower payroll costs as a result of the reorganization of our U.S. and Canadian sales forces, fewer personnel in our customer fulfillment and customer service centers and the reduction in force at our corporate headquarters in the fourth quarter of 2008.

Contract segment income was $58.0 million, or 1.6% of sales, for 2009, compared to $167.3, or 3.9% of sales, million for 2008. The decline in segment income was primarily attributable to the reduction in sales and gross profit.

Retail

($ in millions)

	2010	2009	2008
Sales	$3,515.8	$3,555.4	$3,957.0
Gross profit	1,022.7	975.2	1,106.3
Gross profit margin	29.1%	27.4%	28.0%
Operating, selling and general and administrative expenses	918.8	930.3	1,045.1
Percentage of sales	26.1%	26.1%	26.5%
Segment income	$ 103.9	$ 44.9	$ 61.2
Percentage of sales	3.0%	1.3%	1.5%
Sales by Product Line			
Office supplies and paper	$1,469.2	$1,446.9	$1,551.7
Technology products	1,837.8	1,872.6	2,052.6
Office furniture	208.8	235.9	352.7
Sales by Geography			
United States	$3,287.5	$3,369.6	$3,693.5
International	228.3	185.8	263.5
Sales Growth			
Total sales growth	(1.1)%	(10.2)%	(7.2)%
Same-location sales growth	(0.8)%	(11.0)%	(10.8)%

2010 Compared with 2009

Retail segment sales for 2010 decreased by 1.1% (1.5% on a local currency basis) to $3,515.8 million from $3,555.4 million for 2009 reflecting challenging economic conditions and increased promotional activity. U.S. same-store sales declined 2.2% for 2010 primarily due to continued weaker consumer and small business spending and reduced technology sales. Mexico same-store sales for 2010 increased 15.7% on a local currency basis year-over-year due to unusually lower sales in 2009 resulting from the weakened economy and the H1N1 flu epidemic as well as new sales initiatives in 2010. U.S. store traffic was lower compared to the prior year as sales declined across all major product categories, but average ticket amounts were up due to a mix shift within the technology products category to higher-priced items. We ended 2010 with 997 stores. In the U.S., we closed fifteen retail stores during 2010 and opened none, ending the year with 918 retail stores, while Grupo OfficeMax, our majority-owned joint venture in Mexico, opened two stores and closed none, ending the year with 79 retail stores.

Retail segment gross profit margin increased 1.7% of sales (170 basis points) to 29.1% of sales for 2010 compared to 27.4% of sales for the previous year. The gross profit margin increase was due to our product and pricing initiatives and a sales mix shift to the higher-margin supplies category (which was slightly offset by an unfavorable mix shift within the technology category) as well as reduced inventory shrinkage expense, lower occupancy costs due to rent reductions, resulting from lease renewals and renegotiations, and closed stores and lower freight expense. The reduced inventory shrinkage expense included the reversal of inventory shrinkage reserves due to favorable results from our annual physical inventory counts of $11.5 million.

Retail segment operating, selling and general and administrative expenses of 26.1% of sales for 2010 were flat compared to 2009. The current year benefited from favorable trends in workers compensation and medical benefit expenses, sales/use tax and legal settlements as well as reduced payroll expenses due to closed stores and store staffing reductions. These benefits were offset by increased expenses resulting from our print-for-pay and new channel growth initiatives and the impact of property tax and other settlements in 2009.

Retail segment income was $103.9 million, or 3.0% of sales, for 2010, compared to $44.9 million, or 1.3% of sales, for 2009. The increase in segment income was primarily attributable to the improved gross profit margins as noted above and significant improvement in our Mexican joint venture's earnings, which was partially offset by the increased costs from our long-term growth initiatives.

2009 Compared with 2008

Retail segment sales for 2009 decreased by 10.2% (9.1% on a local currency basis) to $3,555.4 million from $3,957.0 million for 2008, reflecting a same-store sales decrease of 11.0% mitigated by new store improvement. This included a same-store sales decline in the U.S. of 9.6% and in Mexico of 13.9% on a local currency basis. Retail same-store sales declined primarily due to weaker consumer and small business spending in the U.S. and the significant negative effects of weak economic conditions in Mexico together with the effects of the influenza epidemic during the summer. Store traffic was lower compared to the prior year as sales declined across all major product categories, particularly in the higher-priced, discretionary furniture category, which resulted in decreased average tickets. We ended 2009 with 1,010 stores. In the U.S., we opened 12 retail stores and closed 18, ending the year with 933 retail stores. Grupo OfficeMax, our majority-owned joint venture in Mexico, closed six stores, ending the year with 77 retail stores.

Retail segment gross profit margin declined 0.6% of sales (60 basis points) to 27.4% of sales for 2009, compared to 28.0% of sales in the previous year. The declines were primarily due to the deleveraging of fixed occupancy costs which has continued since late-2007, offset by favorable product margins, which benefited from good vendor support and lower inventory shrinkage, reduced delivery costs, and strong cost controls over utilities and maintenance. Margins were also negatively impacted by a shift to lower margin technology products.

Retail segment operating, selling and general and administrative expenses decreased 0.4% of sales to 26.1% of sales for 2009 from 26.5% of sales a year earlier. The decrease was primarily due to targeted cost reductions in response to the sales shortfall partially offset by $29.4 million in additional incentive compensation expenses in 2009 and the deleveraging effect of reduced sales. Results in the Retail segment benefited from a favorable property tax settlement of approximately $5 million as well as the resolution of a prior dispute with a service provider, the effects of which were partially offset by adverse workers compensation expense related to prior period claims. Cost reductions consisted primarily of reduced payroll costs resulting from reductions in staff in the stores, in field management and at the corporate headquarters and lower advertising and pre-opening costs.

Retail segment income was $44.9 million, or 1.3% of sales, for 2009, compared to $61.2 million, or 1.5% of sales, for 2008. The decline in segment income was primarily attributable to the reduction in sales and gross profit, partially offset by the effects of cost reduction initiatives.

Corporate and Other

Corporate and Other expenses were $28.2 million for 2010 compared to $40.7 million for 2009. Expenses recorded in 2010 included $9.4 million of income associated with our legacy building materials manufacturing facility near Elma, Washington as well as pension expenses that were lower than in 2009.

Expenses recorded in 2009 included a $0.7 million pre-tax charge for severance. Compared to 2008, 2009 expenses included increased incentive compensation expense ($3.8 million more) and higher pension costs which more than offset reduced payroll expense resulting from reductions in staff at the corporate headquarters in late 2008. Expenses recorded in 2008 totaled $773.6 million and included a $735.8 million charge related to the impairment of the timber installment note guaranteed by Lehman, a $4.3 million severance charge related to a fourth quarter reduction in force at our corporate headquarters and a $3.1 million gain, primarily related to the release of a warranty escrow established at the time of sale of our legacy Voyageur Panel business in 2004.

Liquidity and Capital Resources

At the end of fiscal year 2010, the total liquidity available for OfficeMax was $1,038.7 million. This includes cash and cash equivalents of $462.3 million and borrowing availability of $576.4 million. The borrowing availability included $472.2 million and $49.2 million relating to our U.S. and Canadian revolving credit agreements, respectively, as well as $55.0 million relating to our credit agreement associated with our subsidiaries in Australia and New Zealand ("Australasian Credit Agreement"). At the end of fiscal year 2010, the Company was in compliance with all material covenants under the three credit agreements. The U.S. and Canadian credit agreements expire on July 12, 2012 and the Australasian Credit Agreement expires on March 15, 2013. At the end of fiscal year 2010, we had $275.0 million of short-term and long-term debt and $1,470.0 million of non-recourse timber securitization notes outstanding.

Our primary ongoing cash requirements relate to working capital, expenditures for property and equipment, technology enhancements and upgrades, lease obligations, pension funding and debt service. We expect to fund these requirements through a combination of available cash balance and cash flow from operations. We also have revolving credit facilities as additional liquidity. The following sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations discuss in more detail our operating, investing, and financing activities, as well as our financing arrangements.

Operating Activities

Our operating activities generated cash of $88.1 million in 2010. Cash from operations in 2010 was net of $44.4 million of payments of loans on company-owned life insurance policies ("COLI policies") as well as $72.4 million of increased working capital primarily from larger holdings of our international inventories and the timing of repayments and obligations. U.S. inventories declined in part due to the lower sales, while our Contract segment's international businesses' inventories increased primarily due to the timing of purchases related to vendor pricing and product availability. Cash from operations benefitted from lower receivables, primarily due to the decline in sales, with days sales outstanding essentially flat. In addition, cash from operations in 2010 included the impact of approximately $58 million of incentive compensation payments made associated with the achievement of the 2009 incentive plan performance targets.

The cash generated from operating activities in 2009 included a significant reduction of inventories ($164.0 million decrease), the initial borrowing against COLI policies ($45.7 million), and income tax refunds of $71.0 million. The incentive plan performance targets were not achieved in 2008. Therefore, the amount of incentive payments made in 2009 was insignificant.

We sponsor noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees, and some active employees, primarily in Contract. Pension expense was $7.3 million, $14.1 million and $4.2 million for the years ended December 25, 2010, December 26, 2009 and December 27, 2008, respectively. In 2010, 2009 and 2008, we made cash contributions to our pension plans totaling $3.4 million, $6.8 million and $13.1 million, respectively. In 2009, we also contributed 8.3 million shares of OfficeMax common stock to our qualified pension plans. Based on actuarial estimates, this additional contribution is expected to reduce our minimum required funding contributions by approximately $100 million for the period from 2010 to 2014. As of the end of 2010, the estimated minimum required funding contribution in 2011 is approximately $6.7 million and the expense is projected to be $9.6 million compared to expense of $7.3 million in 2010. However, tests required by the Pension Protection Act of 2006, which are to be performed late in the first quarter of 2011, could result in the acceleration of approximately $17 million of contributions from future years into 2011. In addition, we may elect to make additional voluntary contributions. See "Critical Accounting Estimates" in this Management's Discussion and Analysis of Financial Condition and Results of Operations for more information.

Investing Activities

In 2010, capital spending of $93.5 million consisted of technology enhancements including an upgrade to our financial systems platform and improvements in the telephony software and hardware used by our call centers. We also invested in leasehold improvements and replacement maintenance. This spending was partially offset by proceeds from the sale of assets associated with closed facilities. During 2009, we incurred capital expenditures of $38.3 million, which was offset by the receipts of $25.1 million in cash from the distribution of a tax escrow balance established in a prior period in connection with our legacy Voyageur Panel business sold in 2004, and $15.0 million related to withdrawals from the principal balance of our COLI policies. Details of the capital investment by segment are included in the following table:

	Capital Investment		
	2010	2009	2008
		(millions)	
Contract	$ 61.2	$ 18.0	$ 34.2
Retail	32.3	20.3	109.8
Total	$ 93.5	$ 38.3	$144.0

We expect our capital investments in 2011 to be approximately $100 million. Our capital spending in 2011 will be primarily for maintenance and investment in our systems, infrastructure and growth and profitability initiatives. In 2011, we expect to have approximately five new store openings in Mexico, offset by approximately 15 store closings in the U.S.

Financing Activities

Our financing activities used cash of $28.5 million in 2010, $60.6 million in 2009 and $86.1 million in 2008. Common and preferred dividend payments totaled $2.7 million in 2010, $3.1 million in 2009 and $47.5 million in 2008. In 2008, our quarterly cash dividend was 15 cents per common share. Due to the challenging economic environment, and to conserve cash, our quarterly cash dividend on our common stock was suspended in December 2008. We had net debt payments of $22.5 million, $57.7 million and $40.0 million in 2010, 2009 and 2008, respectively.

Financing Arrangements

We lease our store space and certain other property and equipment under operating leases. These operating leases are not included in debt; however, they represent a significant commitment. Our obligations under operating leases are shown in the "Contractual Obligations" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our debt structure consists of credit agreements, note agreements, and other borrowings as described below. For more information, see the "Contractual Obligations" and "Disclosures of Financial Market Risks" sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Credit Agreements

On July 12, 2007, we entered into an Amended and Restated Loan and Security Agreement (the "U.S. Credit Agreement") with a group of banks. The U.S. Credit Agreement permits us to borrow up to a maximum of $700 million subject to a borrowing base calculation that limits availability to a percentage of eligible accounts receivable plus a percentage of the value of eligible inventory less certain reserves. The U.S. Credit Agreement may be increased (up to a maximum of $800 million) at our request or reduced from time to time, in each case according to the terms detailed in the U.S. Credit Agreement. There were no borrowings outstanding under our U.S. Credit Agreement at the end of fiscal year 2010, and there were no borrowings outstanding under this facility during 2010 or 2009. Letters of credit, which may be issued under the U.S. Credit

Agreement up to a maximum of $250 million, reduce available borrowing capacity. Stand-by letters of credit issued under the U.S. Credit Agreement totaled $56.1 million at the end of fiscal year 2010. At the end of fiscal year 2010, the maximum aggregate borrowing amount available under the U.S. Credit Agreement was $528.3 million and availability under the U.S. Credit Agreement totaled $472.2 million. The U.S. Credit Agreement allows the payment of dividends, subject to availability restrictions and if no default has occurred. At the end of fiscal year 2010, we were in compliance with all material covenants under the U.S. Credit Agreement. The U.S. Credit Agreement expires on July 12, 2012.

For all years presented, borrowings under the U.S. Credit Agreement were subject to interest at rates based on either the prime rate or the London Interbank Offered Rate ("LIBOR"). Margins were applied to the applicable borrowing rates and letter of credit fees under the U.S. Credit Agreement depending on the level of average availability. Fees on letters of credit issued under the U.S. Credit Agreement were charged at a weighted average rate of 0.875%. We were charged an unused line fee at an annual rate of 0.25% on the amount by which the maximum available credit exceeded the average daily outstanding borrowings and letters of credit.

On September 30, 2009, Grand & Toy Limited, the Company's wholly owned subsidiary based in Canada, entered into a Loan and Security Agreement (the "Canadian Credit Agreement") with a group of banks. The Canadian Credit Agreement permits Grand & Toy Limited to borrow up to a maximum of C$60 million subject to a borrowing base calculation that limits availability to a percentage of eligible accounts receivable plus a percentage of the value of eligible inventory less certain reserves. The Canadian Credit Agreement may be increased (up to a maximum of C$80 million) at Grand & Toy Limited's request or reduced from time to time, in each case according to the terms detailed in the Canadian Credit Agreement. There were no borrowings outstanding under the facility at the end of fiscal year 2010, and there were no borrowings outstanding under this facility during 2010 or 2009. Letters of credit, which may be issued under the Canadian Credit Agreement up to a maximum of C$10 million, reduce available borrowing capacity. There were no letters of credit outstanding under the Canadian Credit Agreement at the end of fiscal year 2010. The maximum aggregate borrowing amount available under the Canadian Credit Agreement was $49.2 million (C$49.1 million) at the end of fiscal year 2010. Grand & Toy Limited was in compliance with all material covenants under the Canadian Credit Agreement at the end of fiscal year 2010. The Canadian Credit Agreement expires on July 12, 2012.

On March 15, 2010, the Company's five wholly-owned subsidiaries based in Australia and New Zealand (the "Australasian subsidiaries") entered into a Facility Agreement (the "Australasian Credit Agreement") with a financial institution based in those countries. The Australasian Credit Agreement permits the Australasian subsidiaries to borrow up to a maximum of A$80 million subject to a borrowing base calculation that limits availability to a percentage of eligible accounts receivable plus a percentage of the value of certain owned properties, less certain reserves. There were no borrowings outstanding under the facility at the end of fiscal year 2010, and there were no borrowings outstanding under this facility during 2010. The maximum aggregate borrowing amount available under the Australasian Credit Agreement was $55.0 million (A$54.1 million) at the end of fiscal year 2010. At the end of fiscal year 2010, the Australasian subsidiaries were in compliance with all material covenants under the Australasian Credit Agreement. The Australasian Credit Agreement expires on March 15, 2013.

Timber Notes/Non-recourse debt

In October 2004, we sold our timberland assets in exchange for $15 million in cash plus credit-enhanced timber installment notes in the amount of $1,635 million (the "Installment Notes"). The Installment Notes were issued by single-member limited liability companies formed by affiliates of Boise Cascade, L.L.C (the "Note Issuers"). In order to support the Installment Notes, the Note Issuers transferred $1,635 million in cash to Lehman and Wachovia Corporation ("Wachovia") ($817.5 million to each of Lehman and Wachovia) who issued collateral notes to the Note Issuers and guarantees on the performance of the Installment Notes. In December 2004, we completed a securitization transaction in which the Company's interests in the Installment Notes and related guarantees were transferred to wholly-owned bankruptcy remote subsidiaries. The subsidiaries pledged the Installment Notes and related guarantees and issued securitized notes (the "Securitization Notes") in the amount of $1,470 million. Recourse on the Securitization Notes is limited to the proceeds from the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty. **As a result, there is no recourse against OfficeMax, and the Securitization Notes have been reported as non-recourse debt in our Consolidated Balance Sheets.**

On September 15, 2008, Lehman filed for bankruptcy. Lehman's bankruptcy filing constituted an event of default under the $817.5 million Installment Note guaranteed by Lehman (the "Lehman Guaranteed Installment Note") . We are required for accounting purposes to assess the carrying value of assets whenever circumstances indicate that a decline in value may have occurred. After evaluating the situation, we concluded in late October 2008 that as a result of the Lehman bankruptcy, it was probable that we would be unable to collect all amounts due according to the contractual terms of the Lehman Guaranteed Installment Note. Accordingly, we evaluated the carrying value of the Lehman Guaranteed Installment Note and reduced it to the estimated amount we expect to collect ($81.8 million) by recording a non-cash impairment charge of $735.8 million, pre-tax, in the third quarter of 2008.

Measuring impairment of a loan requires judgment and estimates, and the eventual outcome may differ from our estimate by a material amount. The Lehman Guaranteed Installment Note has been pledged as collateral for the related Securitization Notes, and therefore it may not freely be transferred to any party other than the indenture trustee for the Securitization Note holders. Accordingly, the ultimate amount to be realized on the Lehman Guaranteed Installment Note depends entirely on the proceeds from the Lehman bankruptcy estate, which may not be finally determined for several years. Our estimate of the expected proceeds has not changed, and at December 25, 2010 and December 26, 2009, the carrying value of the Lehman Guaranteed Installment Note remained at $81.8 million. Going forward, we intend to adjust the carrying value of the Lehman Guaranteed Installment Note as further information regarding our share of the proceeds, if any, from the Lehman bankruptcy estate becomes available.

Recourse on the Securitization Notes is limited to the proceeds from the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty. Accordingly, the Lehman Guaranteed Installment Note and underlying guarantees by Lehman will be transferred to the holders of the Securitization Notes guaranteed by Lehman in order to settle and extinguish that liability. However, under current generally accepted accounting principles, we are required to continue to recognize the liability related to the Securitization Notes guaranteed by Lehman until such time as the liability has been extinguished, which will occur when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Note holders. We expect that this will occur no later than the date when the assets of Lehman are distributed and the bankruptcy is finalized. Accordingly, we expect to recognize a non-cash gain equal to the difference between the carrying amount of the Securitization Notes guaranteed by Lehman ($735.0 million at December 25, 2010) and the carrying value of the Lehman Guaranteed Installment Note ($81.8 million at December 25, 2010) in a later period when the liability is legally extinguished. The actual gain to be recognized in the future will be measured based on the carrying amounts of the Lehman Guaranteed Installment Note and the Securitization Notes guaranteed by Lehman at the date of settlement.

At the time of the sale of our timberland assets in 2004, we generated a significant tax gain. As the timber installment notes structure allowed the Company to defer the resulting tax liability of $543 million until 2020, the maturity date for the Installment Notes, we recognized a deferred tax liability related to this gain in connection with the sale. The recognition of the Lehman portion of the tax gain will be triggered when the Lehman Guaranteed Installment Note is transferred to the Securitization Note holders as payment and/or when the Lehman bankruptcy is resolved. In estimating the cash taxes, we will consider our available alternative minimum tax credits, a portion of which resulted from prior tax payments related to the sale of the timberland assets in 2004, which were used to reduce the net tax payments.

Through December 25, 2010, we have received all payments due under the Installment Note guaranteed by Wachovia (the "Wachovia Guaranteed Installment Notes"), which have consisted only of interest due on the notes, and made all payments due on the related Securitization Notes guaranteed by Wachovia, again consisting only of interest due. As all amounts due on the Wachovia Guaranteed Installment Notes are current, and we have no reason to believe that we will not collect all amounts due according to the contractual terms of the Wachovia Guaranteed Installment Notes, the notes are stated in our Consolidated Balance Sheet at their original principal amount of $817.5 million. Wachovia was acquired by Wells Fargo & Company in a stock transaction in 2008. An additional adverse impact on our financial results presentation could occur if Wells Fargo became unable to perform its obligations under the Wachovia Guaranteed Installment Notes, thereby resulting in a significant impairment impact.

The pledged Installment Notes and Securitization Notes were scheduled to mature in 2020 and 2019, respectively. The Securitization Notes have an initial term that is approximately three months shorter than the Installment Notes. We expect that if the Securitization Notes are still outstanding in 2019, we will refinance them with a short-term borrowing to bridge the period from initial maturity of the Securitization Notes to the maturity of the Installment Notes.

Other

We made capital contributions to Grupo OfficeMax, commensurate with our ownership percentage in the joint venture of $6.0 million and $6.7 million in 2009 and 2008, respectively. We made no capital contributions to Grupo OfficeMax during 2010.

Contractual Obligations

In the following table, we set forth our contractual obligations as of December 25, 2010. Some of the figures included in this table are based on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the amounts we will actually pay in future periods may vary from those reflected in the table.

	Payments Due by Period				
	2011	**2012-2013**	**2014-2015**	**Thereafter**	**Total**
			(millions)		
Recourse debt	$ 4.6	$ 44.9	$ 1.9	$ 224.1	$ 275.5
Interest payments on recourse debt	18.2	31.0	28.7	122.3	200.2
Non-recourse debt	—	—	—	1,470.0	1,470.0
Interest payments on non-recourse debt	39.8	79.7	79.7	152.6	351.8
Operating leases	356.7	552.2	346.8	291.5	1,547.2
Purchase obligations	30.9	6.8	0.9	—	38.6
Pension obligations (estimated payments)	6.7	72.3	77.2	35.8	192.0
Total	$456.9	$786.9	$535.2	$2,296.3	$4,075.3

Debt includes amounts owed on our note agreements, revenue bonds and credit agreements assuming the debt is held to maturity. The amounts above include both current and non-current liabilities. Not included in the table above are contingent payments for uncertain tax positions of $20.9 million. These amounts are not included due to our inability to predict the timing of settlement of these amounts. The "Expected Payments" table under the caption "Financial Instruments" in this Management's Discussion and Analysis of Financial Condition and Results of Operations presents principal cash flows and related weighted average interest rates by expected maturity dates. For more information, see Note 10, "Debt," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" in this form 10-K.

There is no recourse against OfficeMax on the Securitization Notes as recourse is limited to proceeds from the applicable pledged Installment Notes receivable and underlying guarantees. The non-recourse debt remains outstanding until it is legally extinguished, which will be when the Installment Note and guaranty are transferred to and accepted by the securitized note holders. The liability related to the Lehman portion of the Securitization Notes will be extinguished when the assets of Lehman are distributed and the bankruptcy is finalized. Interest payments on non-recourse debt will be completely offset by interest income received on the Installment Notes.

We enter into operating leases in the normal course of business. We lease our retail store space as well as certain other property and equipment under operating leases. Some of our retail store leases require percentage rentals on sales above specified minimums and contain escalation clauses. The minimum lease payments shown in the table above do not include contingent rental expense. Some lease agreements provide us with the option to renew the lease or purchase the leased property. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements. For more information, see Note 8, "Leases," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K. Lease obligations for closed facilities are included in operating leases and a liability equal to the fair value of these obligations is included in the Company's Consolidated Balance Sheets. For more information, see Note 2, "Facility Closure Reserves," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Our Consolidated Balance Sheet as of December 25, 2010 includes $250.8 million of liabilities associated with our retirement and benefit and other compensation plans and $393.2 million of other long-term liabilities. Certain of these amounts have been excluded from the above table as either the amounts are fully or partially funded, or the timing and/or the amount of any cash payment is uncertain. Actuarially-determined liabilities related to pension and postretirement benefits are recorded based on estimates and assumptions. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors. Changes in assumptions related to the measurement of funded status could have a material impact on the amount reported. Pension obligations in the table above represent the estimated, minimum contributions required per IRS funding rules. However, tests required by the Pension Protection Act of 2006, which are to be performed late in the first quarter of 2011, could result in the acceleration of approximately $17 million and $11 million of contributions from future years into 2011 and 2012, respectively.

In accordance with an amended and restated joint venture agreement, the minority owner of Grupo OfficeMax, our joint-venture in Mexico, can elect to require OfficeMax to purchase the minority owner's 49% interest in the joint venture if certain earnings targets are achieved. Earnings targets are calculated quarterly on a rolling four-quarter basis. Accordingly, the targets may be achieved in one quarter but not in the next. If the earnings targets are achieved and the minority owner elects to require OfficeMax to purchase the minority owner's interest, the purchase price is based on the joint venture's earnings and the current market multiples of similar companies. At the end of 2010, Grupo OfficeMax met the earnings targets and the estimated purchase price of the minority owner's interest was $48.8 million. As the estimated purchase price was greater at the end of 2010 than the carrying value of the noncontrolling interest, the Company recorded an adjustment to state the noncontrolling interest at the estimated purchase price, and, as the estimated purchase price approximates fair value, the offset was recorded to additional paid-in capital.

In addition to the contractual obligations quantified in the table above, we have other obligations for goods and services entered into in the normal course of business. These contracts, however, are either not enforceable or legally binding or are subject to change based on our business decisions.

Off-Balance-Sheet Activities and Guarantees

Note 15, "Commitments and Guarantees," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K describes certain of our off-balance sheet arrangements as well as the nature of our guarantees, including the approximate terms of the guarantees, how the guarantees arose, the events or circumstances that would require us to perform under the guarantees and the maximum potential undiscounted amounts of future payments we could be required to make.

Seasonal Influences

Our business is seasonal, with Retail showing a more pronounced seasonal trend than Contract. Sales in the second quarter are historically the slowest of the year. Sales are stronger during the first, third and fourth quarters that include the important new-year office supply restocking month of January, the back-to-school period and the holiday selling season, respectively.

Disclosures of Financial Market Risks

Financial Instruments

Our debt is predominantly fixed-rate. At December 25, 2010, the estimated current fair value of our debt, based on quoted market prices when available or then-current interest rates for similar obligations with like maturities, including the timber notes, was approximately $596.6 million less than the amount of debt reported in the Consolidated Balance Sheets. As previously discussed, there is no recourse against OfficeMax on the securitized timber notes payable as recourse is limited to proceeds from the applicable pledged Installment Notes receivable and underlying guarantees. The debt and receivable related to the timber notes have fixed interest rates and the estimated fair values of the timber notes are reflected in the table below.

The estimated fair values of our other financial instruments, including cash and cash equivalents and receivables are the same as their carrying values. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of vendors, customers and channels to and through which our products are sourced and sold, as well as their dispersion across many geographic areas. In the opinion of management, we do not have any significant concentration of credit risks.

Changes in foreign currency exchange rates expose us to financial market risk. We occasionally use derivative financial instruments, such as forward exchange contracts, to manage our exposure associated with commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction. We generally do not enter into derivative instruments for any other purpose. We do not speculate using derivative instruments.

During the fourth quarter of 2010, we entered into forward exchange contracts in order to hedge our foreign currency exchange rate exposure related to purchases of paper by our Canadian subsidiary in accordance with a paper supply contract with Boise White Paper, L.L.C. ("Boise Paper"). Under the contract, our subsidiary is obligated to purchase its requirements for office paper from Boise Paper or its successor until December 2012, at prices approximating market levels. In accordance with the paper supply contract, the purchase price in Canadian dollars is indexed to the U.S. dollar up until the first business day of the month in which the purchase is made. We are hedging the forecasted cash flows associated with those paper purchases. These contracts qualify as foreign currency cash flow hedges. The Company does not expect to hedge more than seventy-five percent of forecasted paper purchases, and has determined the hedges to be effective. Recognition of the effective portion of the gain or loss on the foreign exchange contracts is deferred until the paper associated with the hedged paper purchases is sold, at which time it is recorded in cost of sales. The fair value associated with these hedges is not material to our financial statements.

We were not a party to any material derivative financial instruments in 2010 or 2009.

The following tables provide information about our financial instruments outstanding at December 25, 2010 that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For obligations with variable interest rates, the table sets forth payout amounts based on rates as of December 25, 2010 and does not attempt to project future rates. The following table does not include our obligations for pension plans and other post retirement benefits, although market risk also arises within our defined benefit pension plans to the extent that the obligations of the pension plans are not fully matched by assets with determinable cash flows. We sponsor noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees, and some active OfficeMax employees. As our plans were frozen in 2003, our active employees and all inactive participants who are covered by the plans are no longer accruing additional benefits. However, the pension plan obligations are still subject to change due to fluctuations in long-term interest rates as well as factors impacting actuarial valuations, such as retirement rates and pension plan participants' increased life expectancies. In addition to changes in pension plan obligations, the amount of plan assets available to pay benefits, contribution levels and expense are also impacted by the return on the pension plan assets. The pension plan assets include OfficeMax common stock, U.S. equities, international equities, global equities and fixed-income securities, the cash flows of which change as equity prices and interest rates vary. The risk is that market movements in equity prices and interest rates could result in assets that are insufficient over time to cover the level of projected obligations. This in turn could result in significant changes in pension expense and funded status, further impacting future required contributions. Management, together with the trustees who act on behalf of the pension plan beneficiaries, assess the level of this risk using reports prepared by independent external actuaries and take action, where appropriate, in terms of setting investment strategy and agreed contribution levels.

	Expected Payments (millions)						
	2011	**2012**	**2013**	**2014**	**2015**	**Thereafter**	**Total**
Recourse debt:							
Fixed-rate debt payments	$0.8	$35.4	$1.9	$0.1	$0.1	$224.1	$262.4
Weighted average interest rates	*7.3%*	*7.9%*	*8.1%*	*5.4%*	*3.8%*	*6.4%*	*6.6%*
Variable-rate debt payments	$3.8	$ 3.8	$3.8	$1.7			$ 13.1
Weighted average interest rates	*7.4%*	*7.4%*	*7.4%*	*8.1%*			*7.5%*
Non-recourse debt:							
Securitization Notes							
Wachovia(a)	$—	$ —	$—	$—	$—	$735.0	$735.0
Average interest rates						*5.4%*	*5.4%*
Lehman(a)	$—	$ —	$—	$—	$—	$735.0	$735.0
Average interest rates						*5.5%*	*5.5%*

(a) There is no recourse against OfficeMax on the Securitization Notes as recourse is limited to proceeds from the applicable pledged Installment Notes receivable and underlying guarantees. The debt remains outstanding until it is legally extinguished, which will be when the Installment Note and guaranty are transferred to and accepted by the securitized note holders.

	2010		2009	
	Carrying amount	**Fair value**	**Carrying amount**	**Fair value**
	(millions)			
Financial assets:				
Timber notes receivable				
Wachovia	$817.5	$888.3	$817.5	$823.6
Lehman	81.8	81.8	81.8	81.8
Financial liabilities:				
Recourse debt	$275.0	$255.5	$297.6	$207.2
Non-recourse debt				
Wachovia	$735.0	$811.1	$735.0	$754.8
Lehman	735.0	81.8	735.0	81.8

Goodwill and Other Asset Impairments

We are required for accounting purposes to assess the carrying value of goodwill and other intangible assets annually or whenever circumstances indicate that a decline in value may have occurred. In 2008, we fully impaired our goodwill balances. We review other intangible assets annually at year-end.

For other long lived assets, we are also required to assess the carrying value when circumstances indicate that a decline in value may have occurred. Based on the operating performance of certain of our Retail stores due to the macroeconomic factors and market specific change in expected demographics, we determined that there were indicators of potential impairment relating to our Retail stores. Therefore, in 2010 and 2009, we performed the required impairment tests and recorded non-cash charges of $11.0 and $17.6 million, respectively, to impair long-lived assets pertaining to certain Retail stores.

In 2008, given our declines in operating performance, the decline in our market capitalization and the worsening economic conditions, we determined that indicators of potential impairment were present relative to goodwill, intangible assets and other long-lived assets and performed the required impairment tests. As a result of these tests, we recorded non-cash impairment charges associated with goodwill, intangible assets and other long-lived assets of $1,364.4 million before taxes for 2008. These non-cash charges consisted of $1,201.5 million of goodwill impairment in both the Contract ($815.5 million) and Retail ($386.0 million) segments; $107.1 million of impairment of trade names in our Retail segment and $55.8 million of impairment related to fixed assets in our Retail segment.

Facility Closure Reserves

We conduct regular reviews of our real estate portfolio to identify underperforming facilities, and close those facilities that are no longer strategically or economically beneficial. We record a liability for the cost associated with a facility closure at its estimated fair value in the period in which the liability is incurred, primarily the location's cease-use date. Upon closure, unrecoverable costs are included in facility closure reserves and include provisions for the present value of future lease obligations, less contractual or estimated sublease income. Accretion expense is recognized over the life of the payments.

During 2010, we recorded charges of $13.1 million in our Retail segment related to facility closures, of which $11.7 million was related to the lease liability and other costs associated with closing eight domestic stores prior to the end of their lease terms, and $1.4 million was related to other items. In 2009, we recorded charges of $31.2 million related to the closing of 21 underperforming stores prior to the end of their lease terms, of which 16 were in the U.S. and five were in Mexico. In 2008, we recorded $3.1 million of charges related principally to the closing of five domestic stores and reduced rent and severance accruals by $3.4 million relating to previously closed stores. In 2008, we also recorded $8.7 million of charges related to four domestic retail stores for which we had signed lease commitments, but decided not to open the stores due to the existing economic environment. This charge was partially offset by reduced rent accruals of $4.0 million on other store lease obligations.

At December 25, 2010, the facility closure reserve was $61.7 million with $16.7 million included in current liabilities, and $45.0 million included in long-term liabilities. The vast majority of the reserve represents future lease obligations of $131.9 million, net of anticipated sublease income of approximately $70.2 million. Cash payments relating to the facility closures were $22.3 million, $24.6 million and $35.2 million in 2010, 2009 and 2008, respectively. We anticipate future annual payments to be similar in amount.

In addition, we were the lessee of a legacy, building materials manufacturing facility near Elma, Washington until the end of 2010. During 2006, we ceased operations at the facility, fully impaired the assets and recorded a reserve, which is separate from the facility closure reserve above, for the related lease payments and other contract termination and closure costs. During 2010, we sold the facility's equipment and terminated the lease. As a result, we recorded pre-tax income of approximately $9.4 million to adjust the associated reserve. This income is reported in other operating, net in our Consolidated Statements of Operations.

Environmental

As an owner and operator of real estate, we may be liable under environmental laws for the cleanup of past and present spills and releases of hazardous or toxic substances on or from our properties and operations. We can be found liable under these laws if we knew of, or were responsible for, the presence of such substances. In some cases, this liability may exceed the value of the property itself.

Environmental liabilities that relate to the operation of the paper and forest products businesses and timberland assets prior to the closing of the sale of our paper, forest products and timberland assets in 2004 continue to be our liabilities. We have been notified that we are a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws, or have received a claim from a private party, with respect to certain sites where hazardous substances or other contaminants are or may be located. These sites relate to operations either no longer owned by the Company or unrelated to its ongoing operations. For sites where a range of potential liability can be determined, we have established appropriate reserves. We cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties, or the amount of time necessary to complete the cleanups. Based on our investigations; our experience with respect to cleanup of hazardous substances; the fact that expenditures will, in many cases, be incurred over extended periods of time; and in some cases the number of solvent potentially responsible parties, we do not believe that the known actual and potential response costs will, in the aggregate, materially affect our financial position, our results of operations or our cash flows.

Critical Accounting Estimates

The Securities and Exchange Commission defines critical accounting estimates as those that are most important to the portrayal of our financial condition and results. These estimates require management's most difficult, subjective or complex judgments, often as a result of the need to estimate matters that are inherently uncertain. The accounting estimates that we currently consider critical are as follows:

Vendor Rebates and Allowances

We participate in volume purchase rebate programs, some of which provide for tiered rebates based on defined levels of purchase volume. We also participate in programs that enable us to receive additional vendor subsidies by promoting the sale of vendor products. Vendor rebates and allowances are accrued as earned. Rebates and allowances received as a result of attaining defined purchase levels are accrued over the incentive period based on the terms of the vendor arrangement and estimates of qualifying purchases during the rebate program period. These estimates are reviewed on a quarterly basis and adjusted for changes in anticipated product sales and expected purchase levels. Vendor rebates and allowances earned are recorded as a reduction in the cost of merchandise inventories and are included in operations (as a reduction of cost of goods sold) in the period the related product is sold.

Amounts owed to us under these arrangements are subject to credit risk. In addition, the terms of the contracts covering these programs can be complex and subject to interpretations, which can potentially result in disputes. We provide an allowance for uncollectible accounts and to cover disputes in the event that our interpretation of the contract terms differ from our vendors' and our vendors seek to recover some of the consideration from us. These allowances are based on the current financial condition of our vendors, specific information regarding disputes and historical experience. If we used different assumptions to estimate the amount of vendor receivables that will not be collected due to either credit default or a dispute regarding the amounts owed, our calculated allowance would be different and the difference could be material. In addition, if actual losses are different than those estimated, adjustments to the recorded allowance may be required.

Merchandise Inventories

Inventories consist of office products merchandise and are stated at the lower of weighted average cost or net realizable value. We estimate the realizable value of inventory using assumptions about future demand, market conditions and product obsolescence. If the estimated realizable value is less than cost, the inventory value is reduced to its estimated realizable value. If expectations regarding future demand and market conditions are inaccurate or unexpected changes in technology or other factors affect demand, we could be exposed to additional losses.

Throughout the year, we perform physical inventory counts at a significant number of our locations. For periods subsequent to each location's last physical inventory count, an allowance for estimated shrinkage is provided based on historical shrinkage results and current business trends. If actual losses as a result of inventory shrinkage are different than management's estimates, adjustments to the allowance for inventory shrinkage may be required.

Pensions and Other Postretirement Benefits

The Company sponsors noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees, and some active employees, primarily in Contract. The Company also sponsors various retiree medical benefit plans. At December 25, 2010, the funded status of our defined benefit pension and other postretirement benefit plans was a liability of $204.3 million. Changes in assumptions related to the measurement of funded status could have a material impact on the amount reported. We are required to calculate our pension expense and liabilities using actuarial assumptions, including a discount rate assumption and a long-term asset return assumption. We base our discount rate assumption on the rates of return for a theoretical portfolio of high-grade corporate bonds (rated Aa1 or better) with cash flows that generally match our expected benefit payments in future years. We base our long-term asset return assumption on the average rate of earnings expected on invested funds. We believe that the accounting estimate related to pensions is a critical accounting estimate because it is highly susceptible to change from period to period, based on the performance of plan assets, actuarial valuations and changes in interest rates, and the effect on our financial position and results of operations could be material.

For 2011, our discount rate assumption used in the measurement of our net periodic benefit cost is 5.64%, and our expected return on plan assets is 8.20%. Using these assumptions, our 2011 pension expense will be approximately $9.6 million. If we were to decrease our estimated discount rate assumption used in the measurement of our net periodic benefit cost to 5.39% and our expected return on plan assets to 7.95%, our 2011 pension expense would be approximately $12.1 million. If we were to increase our discount rate assumption used in the measurement of our net periodic benefit cost to 5.89% and our expected return on plan assets to 8.45%, our 2011 pension expense would be approximately $7.1 million.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to tax audits in numerous jurisdictions in the U.S. and around the world. Tax audits by their very nature are often complex and can require several years to complete. In the normal course of business, the Company is subject to challenges from the IRS and other tax authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. We recognize the benefits of tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position in the consolidated financial statements; positions that do not meet this threshold are not recognized. For tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in the consolidated financial statements.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making the assessment of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Significant judgment is required in determining our uncertain tax positions. We have established accruals for uncertain tax positions using management's best judgment and adjust these liabilities as warranted by changing facts and circumstances. A change in our uncertain tax positions, in any given period, could have a significant impact on our results of operations and cash flows for that period.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is also required in assessing the timing and amounts of deductible and taxable items.

Facility Closure Reserves

The Company conducts regular reviews of its real estate portfolio to identify underperforming facilities, and closes those facilities that are no longer strategically or economically beneficial. A liability for the cost associated with such a closure is recorded at its fair value in the period in which it is incurred, primarily the location's cease-use date. These costs are included in facility closure reserves and include provisions for the present value of future lease obligations, less contractual or estimated sublease income. At December 25, 2010, the vast majority of the reserve represents future lease obligations of $132 million, net of anticipated sublease income of approximately $70 million. For each closed location, we estimate future sublease income based on current real estate trends by market and location-specific factors, including the age and quality of the location, as well as our historical experience with similar locations. If we had used different assumptions to estimate future sublease income our reserves would be different and the difference could be material. In addition, if actual sublease income is different than our estimates, adjustments to the recorded reserves may be required.

Environmental and Asbestos Reserves

Environmental and asbestos liabilities that relate to the operation of the paper and forest products businesses and timberland assets prior to the sale of the paper, forest products and timberland assets continue to be liabilities of OfficeMax. We are subject to a variety of environmental laws and regulations. We estimate our environmental liabilities based on various assumptions and judgments, as we cannot predict with certainty the total response and remedial costs, our share of total costs, the extent to which contributions will be available from other parties or the amount of time necessary to complete any remediation. In making these judgments and assumptions, we consider, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and our historical experience at other sites that are judged to be comparable. Due to the number of uncertainties and variables associated with these assumptions and judgments and the effects of changes in governmental regulation and environmental technologies, the precision of the resulting estimates of the related liabilities is subject to uncertainty. We regularly monitor our estimated exposure to our environmental and asbestos liabilities. As additional information becomes known, our estimates may change.

Indefinite-Lived Intangibles and Other Long-Lived Assets Impairment

Generally accepted accounting principles ("GAAP") require us to assess intangible assets for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. In assessing impairment, we are required to make estimates of the fair values the assets. If we determine the fair values are less than the carrying amount recorded on our Consolidated Balance Sheets, we must recognize an impairment loss in our financial statements. We are also required to assess our long-lived assets for impairment whenever an indicator of possible impairment exists. In assessing impairment, the statement requires us to make estimates of the fair value of the assets. If we determine the fair values are less than the carrying value of the assets, we must recognize an impairment loss in our financial statements.

The measurement of impairment of indefinite life intangibles and other long-lived assets includes estimates and assumptions which are inherently subject to significant uncertainties. In testing for impairment, we measure the estimated fair value of our reporting units, intangibles and fixed assets based upon discounted future operating cash flows using a discount rate reflecting a market-based, weighted average cost of capital. In estimating future cash flows, we use our internal budgets and operating plans, which include many assumptions about future growth prospects, margin rates, and cost factors. Differences in assumptions used in projecting future operating cash flows and in selecting an appropriate discount rate could have a significant impact on the determination of fair value and impairment amounts.

Recently Issued or Newly Adopted Accounting Standards

There were no recently issued or newly adopted accounting standards that were applicable to the preparation of our consolidated financial statements for 2010 or that may become applicable to the preparation of our consolidated financial statements in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information concerning quantitative and qualitative disclosures about market risk is included under the caption “Disclosures of Financial Market Risks” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Form 10-K and is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

OfficeMax Incorporated and Subsidiaries

Consolidated Statements of Operations

	Fiscal year ended		
	December 25, 2010	**December 26, 2009**	**December 27, 2008**
	(thousands, except per-share amounts)		
Sales	$7,150,007	$7,212,050	$ 8,267,008
Cost of goods sold and occupancy costs	5,300,355	5,474,452	6,212,591
Gross profit	1,849,652	1,737,598	2,054,417
Operating expenses			
Operating, selling, and general and administrative expenses	1,689,130	1,674,711	1,862,555
Goodwill and other asset impairments	10,979	17,612	2,100,212
Other operating expenses	3,077	49,263	27,851
Operating income (loss)	146,466	(3,988)	(1,936,201)
Interest expense	(73,333)	(76,363)	(113,641)
Interest income	42,635	47,270	57,564
Other income (expense)	(32)	2,748	19,878
Pre-tax income (loss)	115,736	(30,333)	(1,972,400)
Income tax benefit (expense)	(41,872)	28,758	306,481
Net income (loss) attributable to OfficeMax and noncontrolling interest	73,864	(1,575)	(1,665,919)
Joint venture results attributable to noncontrolling interest	(2,709)	2,242	7,987
Net income (loss) attributable to OfficeMax	$ 71,155	$ 667	$(1,657,932)
Preferred dividends	(2,527)	(2,818)	(3,663)
Net income (loss) available to OfficeMax common shareholders	$ 68,628	$ (2,151)	$(1,661,595)
Net income (loss) per common share			
Basic	$ 0.81	$ (0.03)	$ (21.90)
Diluted	$ 0.79	$ (0.03)	$ (21.90)

See accompanying notes to consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Balance Sheets

	December 25, 2010	December 26, 2009
	(thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 462,326	$ 486,570
Receivables, net	546,885	539,350
Inventories	846,463	805,646
Deferred income taxes and receivables	99,613	133,836
Other current assets	58,999	55,934
Total current assets	2,014,286	2,021,336
Property and equipment:		
Land and land improvements	41,317	41,072
Buildings and improvements	487,160	483,133
Machinery and equipment	818,081	792,650
Total property and equipment	1,346,558	1,316,855
Accumulated depreciation	(949,269)	(894,707)
Net property and equipment	397,289	422,148
Intangible assets, net	83,231	83,806
Investments in affiliates	175,000	175,000
Timber notes receivable	899,250	899,250
Deferred income taxes	284,529	300,900
Other non-current assets	225,344	167,091
Total assets	$4,078,929	$4,069,531

See accompanying notes to consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Balance Sheets

	December 25, 2010	December 26, 2009
	(thousands, except share and per-share amounts)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 4,560	$ 22,430
Accounts payable	686,106	687,340
Income tax payable	11,055	3,389
Accrued expenses and other current liabilities:		
Compensation and benefits	145,911	153,408
Other	196,842	225,125
Total current liabilities	1,044,474	1,091,692
Long-term debt, less current portion	270,435	274,622
Non-recourse debt	1,470,000	1,470,000
Other long-term items:		
Compensation and benefits obligations	250,756	277,247
Deferred gain on sale of assets	179,757	179,757
Other long-term liabilities	213,496	244,958
Noncontrolling interest in joint venture	49,246	28,059
Shareholders' equity:		
Preferred stock—no par value; 10,000,000 shares authorized; Series D ESOP: $.01 stated value; 686,696 and 810,654 shares outstanding	30,901	36,479
Common stock—$2.50 par value; 200,000,000 shares authorized; 85,057,710 and 84,624,726 shares outstanding	212,644	211,562
Additional paid-in capital	986,579	989,912
Accumulated deficit	(533,606)	(602,242)
Accumulated other comprehensive loss	(95,753)	(132,515)
Total OfficeMax shareholders' equity	600,765	503,196
Total liabilities and shareholders' equity	$4,078,929	$4,069,531

See accompanying notes to consolidated financial statements

OfficeMax Incorporated and Subsidiaries
Consolidated Statements of Cash Flows

	Fiscal year ended		
	December 25, 2010	December 26, 2009	December 27, 2008
		(thousands)	
Cash provided by operations:			
Net income (loss) attributable to OfficeMax and noncontrolling interest	$ 73,864	$ (1,575)	$(1,665,919)
Non-cash items in net income (loss):			
Earnings from affiliates	(7,254)	(6,707)	(6,246)
Depreciation and amortization	100,936	116,417	142,896
Non-cash impairment charges	10,979	17,612	2,120,572
Non-cash deferred taxes on impairment charges	(4,271)	(6,484)	(357,313)
Pension and other postretirement benefits expense	4,965	11,537	1,874
Other	2,530	9,131	329
Changes in operating assets and liabilities:			
Receivables	6,678	26,334	119,133
Inventories	(27,606)	164,027	98,111
Accounts payable and accrued liabilities	(51,515)	(56,471)	(137,716)
Current and deferred income taxes	51,169	48,752	(40,698)
Borrowings (payments) of loans on company-owned life insurance policies	(44,442)	45,668	—
Other	(27,896)	(9,297)	(51,346)
Cash provided by operations	88,137	358,944	223,677
Cash provided by (used for) investment:			
Expenditures for property and equipment	(93,511)	(38,277)	(143,968)
Distribution from escrow account	—	25,142	—
Withdrawal from company-owned life insurance policies	—	14,977	—
Proceeds from sale of restricted investments	—	—	20,252
Proceeds from sales of assets, net	6,173	980	11,592
Cash provided by (used for) investment	(87,338)	2,822	(112,124)
Cash used for financing:			
Cash dividends paid:			
Common stock	—	—	(45,474)
Preferred stock	(2,698)	(3,089)	(2,003)
	(2,698)	(3,089)	(47,477)
Payments of short-term debt, net	(654)	(11,035)	(1,974)
Payments of long-term debt	(21,858)	(52,936)	(53,944)
Borrowings of long-term debt	—	6,255	15,928
Purchase of Series D preferred stock	(5,233)	(6,079)	(7,376)
Proceeds from exercise of stock options	1,961	—	—
Other	13	6,326	8,709
Cash used for financing	(28,469)	(60,558)	(86,134)
Effect of exchange rates on cash and cash equivalents	3,426	14,583	(7,277)
Increase (decrease) in cash and cash equivalents	(24,244)	315,791	18,142
Balance at beginning of the year	486,570	170,779	152,637
Balance at end of the year	$462,326	$486,570	$ 170,779

See accompanying notes to consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Statements of Equity

For the Fiscal Years ended December 25, 2010, December 26, 2009 and December 27, 2008

Common Shares Outstanding		Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total OfficeMax Share-holders' Equity	Non-controlling Interest
					(thousands, except per share)			
75,397,094	Balance at December 29, 2007	$49,989	$188,481	$922,414	$ 1,095,950	$ 21,738	$ 2,278,572	$ 32,042
	Comprehensive loss:							
	Net loss	—	—	—	(1,657,932)	—	(1,657,932)	(7,987)
	Other comprehensive loss:							
	Cumulative foreign currency translation adjustment					(83,758)	(83,758)	(6,894)
	Pension and postretirement liability adjustment, net of tax					(205,718)	(205,718)	—
	Other comprehensive loss					(289,476)	(289,476)	(6,894)
	Comprehensive loss						$(1,947,408)	$(14,881)
	Cash dividends declared:							
	Common stock	—	—	—	(34,220)	—	(34,220)	—
	Preferred stock	—	—	—	(3,663)	—	(3,663)	—
	Restricted stock issued	—	—	93	—	—	93	—
571,727	Restricted stock vested	—	1,436	(1,436)	—	—	—	—
8,331	Other	(7,424)	26	4,257	(230)		(3,371)	4,710
75,977,152	Balance at December 27, 2008	$42,565	$189,943	$925,328	$ (600,095)	$(267,738)	$ 290,003	$ 21,871
	Comprehensive income (loss):							
	Net income (loss)	—	—	—	667	—	667	(2,242)
	Other comprehensive income:							
	Cumulative foreign currency translation adjustment					47,477	47,477	1,157
	Pension and postretirement liability adjustment, net of tax					87,746	87,746	—
	Other comprehensive income					135,223	135,223	1,157
	Comprehensive income (loss)						$ 135,890	$ (1,085)
	Preferred stock dividend declared	—	—	—	(2,818)	—	(2,818)	—
	Restricted stock issued	—	—	6,130	—	—	6,130	—
313,517	Restricted stock vested	—	784	(777)	—	—	7	—
8,331,722	Stock contribution to pension plan	—	20,829	61,321	—	—	82,150	—
2,335	Other	(6,086)	6	(2,090)	4	—	(8,166)	7,273
84,624,726	Balance at December 26, 2009	$36,479	$211,562	$989,912	$ (602,242)	$(132,515)	$ 503,196	$ 28,059
	Comprehensive income:							
	Net income	—	—	—	71,155	—	71,155	2,709
	Other comprehensive income:							
	Cumulative foreign currency translation adjustment					21,290	21,290	786
	Pension and postretirement liability adjustment, net of tax					16,356	16,356	—
	Unrealized hedge loss, net of tax					(884)	(884)	—
	Other comprehensive income					36,762	36,762	786
	Comprehensive income						$ 107,917	$ 3,495
	Preferred stock dividend declared	—	—	—	(2,527)		(2,527)	—
	Restricted stock issued	—	—	7,972	—	—	7,972	—
	Non-controlling interest fair value adjustment	—	—	(17,763)	—	—	(17,763)	17,763
408,519	Stock options exercised	—	1,021	940	—	—	1,961	—
24,465	Other	(5,578)	61	5,518	8	—	9	(71)
85,057,710	Balance at December 25, 2010	$30,901	$212,644	$986,579	$ (533,606)	$ (95,753)	$ 600,765	$ 49,246

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations

OfficeMax Incorporated ("OfficeMax," the "Company" or "we") is a leader in both business-to-business and retail office products distribution. The Company provides office supplies and paper, print and document services, technology products and solutions and furniture to large, medium and small businesses, government offices and consumers. OfficeMax customers are served by approximately 30,000 associates through direct sales, catalogs, the Internet and a network of retail stores located throughout the United States, Canada, Australia, New Zealand and Mexico. The Company's common stock is traded on the New York Stock Exchange under the ticker symbol OMX. The Company's corporate headquarters is located in Naperville, Illinois, and the OfficeMax website address is www.officemax.com.

The Company manages its business using three reportable segments: OfficeMax, Contract ("Contract segment" or "Contract"); OfficeMax, Retail ("Retail segment" or "Retail"); and Corporate and Other. The Contract segment markets and sells office supplies and paper, technology products and solutions, office furniture and print and document services directly to large corporate and government offices, as well as to small and medium-sized offices through field salespeople, outbound telesales, catalogs, the Internet and, primarily in foreign markets, through office products stores. The Retail segment markets and sells office supplies and paper, print and document services, technology products and solutions and office furniture to small and medium-sized businesses and consumers through a network of retail stores. Management reviews the performance of the Company based on these segments. We present information pertaining to our segments in Note 14, "Segment Information".

Consolidation

The consolidated financial statements include the accounts of OfficeMax and all majority owned subsidiaries, except our 90%-owned subsidiary in Cuba which is accounted for as an investment due to various asset restrictions. We also consolidate the variable interest entities in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year-end is the last Saturday in December. Due primarily to statutory requirements, the Company's international businesses maintain December 31 year-ends, with our majority-owned joint venture in Mexico reporting one month in arrears. Fiscal year 2010 ended on December 25, 2010, fiscal year 2009 ended on December 26, 2009 and fiscal year 2008 ended on December 27, 2008. Each of the past three years has included 52 weeks for all reportable segments and businesses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results are likely to differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations or cash flows. Significant items subject to such estimates and assumptions include the recognition of vendor rebates and allowances; the carrying amount of intangibles and long lived assets; inventories; income tax assets and liabilities; facility closure reserves; environmental and asbestos liabilities; and assets and obligations related to employee benefits including the pension plans.

Foreign Currency Translation

Local currencies are considered the functional currencies for the Company's operations outside the United States. Assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date with the related translation adjustments reported in shareholders' equity as a component of accumulated other comprehensive loss. Revenues and expenses are translated into U.S. dollars at average monthly exchange rates prevailing during the year. Foreign currency transaction gains and losses related to assets and liabilities that are denominated in a currency other than the functional currency are reported in the Consolidated Statements of Operations in the periods they occur.

Revenue Recognition

Revenue from the sale of products is recognized at the time both title and the risk of ownership are transferred to the customer, which generally occurs upon delivery to the customer or third-party delivery service for contract, catalog and Internet sales, and at the point of sale for retail transactions. Service revenue is recognized as the services are rendered. Revenue is reported less an appropriate provision for returns and net of coupons, rebates and other sales incentives. The Company offers rebate programs to some of its Contract customers. Customer rebates are recorded as a reduction in sales and are accrued as earned by the customer.

Revenue from transactions in which the Company acts as an agent or broker is reported on a commission basis. Revenue from the sale of extended warranty contracts is reported on a commission basis at the time of sale, except in a limited number of states where state law specifies the Company as the legal obligor. In such states, the revenue from the sale of extended warranty contracts is recorded at the gross amount and recognized ratably over the contract period. The performance obligations and risk of loss associated with extended warranty contracts sold by the Company are assumed by an unrelated third party. Costs associated with these contracts are recognized in the same period as the related revenue.

Fees for shipping and handling charged to customers in connection with sale transactions are included in sales. Costs related to shipping and handling are included in cost of goods sold and occupancy costs. Taxes collected from customers are accounted for on a net basis and are excluded from sales.

Cash and Cash Equivalents

Cash equivalents include short-term debt instruments that have an original maturity of three months or less at the date of purchase. The Company's banking arrangements allow the Company to fund outstanding checks when presented to the financial institution for payment. This cash management practice frequently results in a net cash overdraft position for accounting purposes, which occurs when total issued checks exceed available cash balances at a single financial institution. The Company records its outstanding checks and the net change in overdrafts in the accounts payable and the accounts payable and accrued liabilities line items within the Consolidated Balance Sheets and Consolidated Statements of Cash Flows, respectively.

Accounts Receivable

Accounts receivable relate primarily to amounts owed by customers for trade sales of products and services and amounts due from vendors under volume purchase rebate, cooperative advertising and various other marketing programs. An allowance for doubtful accounts is recorded to provide for estimated losses resulting from uncollectible accounts, and is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Management believes that the Company's exposure to credit risk associated with accounts receivable is limited due to the size and diversity of its customer and vendor base, which extends across many different industries and geographic regions.

At December 25, 2010 and December 26, 2009, the Company had allowances for doubtful accounts of $6.5 million and $8.6 million, respectively.

Vendor Rebates and Allowances

We participate in volume purchase rebate programs, some of which provide for tiered rebates based on defined levels of purchase volume. We also participate in programs that enable us to receive additional vendor subsidies by promoting the sale of vendor products. Vendor rebates and allowances are accrued as earned. Rebates and allowances received as a result of attaining defined purchase levels are accrued over the incentive period based on the terms of the vendor arrangement and estimates of qualifying purchases during the rebate program period. These estimates are reviewed on a quarterly basis and adjusted for changes in anticipated product sales and expected purchase levels. Vendor rebates and allowances earned are recorded as a reduction in the cost of merchandise inventories and are included in operations (as a reduction of cost of goods sold) in the period the related product is sold.

Merchandise Inventories

Inventories consist of office products merchandise and are stated at the lower of weighted average cost or net realizable value. The Company estimates the realizable value of inventory using assumptions about future demand, market conditions and product obsolescence. If the estimated realizable value is less than cost, the inventory value is reduced to its estimated realizable value.

Throughout the year, the Company performs physical inventory counts at a significant number of our locations. For periods subsequent to each location's last physical inventory count, an allowance for estimated shrinkage is provided based on historical shrinkage results and current business trends.

Property and Equipment

Property and equipment are recorded at cost. The Company calculates depreciation using the straight-line method over the estimated useful lives of the assets or the terms of the related leases. The estimated useful lives of depreciable assets are generally as follows: building and improvements, 3 to 40 years; machinery and equipment, which also includes delivery trucks, furniture and office and computer equipment, 1.5 to 15 years. Leasehold improvements are reported as building and improvements and are amortized over the lesser of the term of the lease, including any option periods that management believes are probable of exercise, or the estimated lives of the improvements, which generally range from 2 to 20 years.

Long-Lived Asset Impairment

Long-lived assets, such as property, leasehold improvements, equipment, capitalized software costs and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is estimated based on discounted cash flows. In 2010, 2009 and 2008 the Company determined that there were indicators of impairment, completed tests for impairment and recorded impairment of store assets. See Note 5, "Goodwill, Intangible Assets and Other Long-lived Assets," for further discussion regarding impairment of long-lived assets.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price and related direct costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently if events and circumstances indicate that the carrying amount of the asset might be impaired, using a fair-value-based approach. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Company fully impaired its goodwill balances in 2008. See Note 5, "Goodwill, Intangible Assets and Other Long-lived Assets," for further discussion regarding impairment of goodwill.

Intangible assets represent the values assigned to trade names, customer lists and relationships, noncompete agreements and exclusive distribution rights of businesses acquired. Trade name assets have an indefinite life and are not amortized. All other intangible assets are amortized on a straight-line basis over their expected useful lives, which range from three to 20 years. The Company impaired its trade name assets in 2008. See Note 5, "Goodwill, Intangible Assets and Other Long-lived Assets," for further discussion regarding impairment of intangible assets.

Investments in Affiliates

Investments in affiliated companies are accounted for under the cost method if the Company does not exercise significant influence over the affiliated company. At December 25, 2010 and December 26, 2009, the Company held an investment in Boise Cascade Holdings, L.L.C. ("Boise Investment") which is accounted for under the cost method. See Note 9, "Investments in Affiliates," for additional information related to the Company's investments in affiliates.

Capitalized Software Costs

The Company capitalizes certain costs related to the acquisition and development of internal use software that is expected to benefit future periods. These costs are amortized using the straight-line method over the expected life of the software, which is typically three to (seven) years. Other non-current assets in the Consolidated Balance Sheets include unamortized capitalized software costs of $32.4 million and $25.7 million at December 25, 2010 and December 26, 2009, respectively. Amortization of capitalized software costs totaled $17.5 million, $17.2 million and $18.7 million in 2010, 2009 and 2008, respectively. Software development costs that do not meet the criteria for capitalization are expensed as incurred.

Pension and Other Postretirement Benefits

The Company sponsors noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees and some active employees, primarily in Contract. The Company also sponsors various retiree medical benefit plans. The type of retiree medical benefits and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. The Company explicitly reserves the right to amend or terminate its retiree medical plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Amendment or termination may significantly affect the amount of expense incurred.

The Company recognizes the funded status of its defined benefit pension, retiree healthcare and other postretirement plans in the Consolidated Balance Sheets, with changes in the funded status recognized through accumulated other comprehensive income (loss), net of tax, in the year in which the changes occur. Actuarially-determined liabilities related to pension and postretirement benefits are recorded based on estimates and assumptions. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors.

The Company measures changes in the funded status of its plans using actuarial models. Since the majority of participants in the plans are inactive, the actuarial models use an attribution approach that generally spreads recognition of the effects of individual events over the life expectancy of the participants. Net pension and postretirement benefit income or expense is also determined using assumptions which include discount rates and expected long-term rates of return on plan assets. The Company bases the discount rate assumption on the rates of return for a theoretical portfolio of high-grade corporate bonds (rated Aa1 or better) with cash flows that generally match our expected benefit payments in future years. The long-term asset return assumption is based on the average rate of earnings expected on invested funds, and considers several factors including the asset allocation, actual historical rates of return, expected rates of return and external data.

The Company's policy is to fund its pension plans based upon actuarial recommendations and in accordance with applicable laws and income tax regulations. Pension benefits are primarily paid through trusts funded by the Company. All of the Company's postretirement medical plans are unfunded. The Company pays postretirement benefits directly to the participants.

Facility Closure Reserves

The Company conducts regular reviews of its real estate portfolio to identify underperforming facilities, and closes those facilities that are no longer strategically or economically beneficial. The Company records a liability for the cost associated with a facility closure at its fair value in the period in which the liability is incurred, primarily the location's cease-use date. Upon closure, unrecoverable costs are included in facility closure reserves and include provisions for the present value of future lease obligations, less contractual or estimated sublease income. Accretion expense is recognized over the life of the payments.

Environmental and Asbestos Matters

Environmental and asbestos liabilities that relate to the operation of the paper and forest products businesses and timberland assets prior to the sale of the paper, forest products and timberland assets continue to be liabilities of OfficeMax. The Company accrues for losses associated with these types of obligations when such losses are probable and reasonably estimable.

Self-insurance

The Company is self-insured for certain losses related to workers' compensation and medical claims as well as general and auto liability. The expected ultimate cost for claims incurred is recognized as a liability in the Consolidated Balance Sheets. The expected ultimate cost of claims incurred is estimated based principally on an analysis of historical claims data and estimates of claims incurred but not reported. Losses are accrued on a discounted basis and charged to operations when it is probable that a loss has been incurred and the amount can be reasonably estimated.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to tax audits in numerous jurisdictions in the U.S. and around the world. Tax audits by their very nature are often complex and can require several years to complete. In the normal course of business, the Company is subject to challenges from the IRS and other tax authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. The benefits of tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position are recognized in the consolidated financial statements; positions that do not meet this threshold are not recognized. For tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in the consolidated financial statements. See Note 7, "Income Taxes," for further discussion.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making the assessment of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accruals for income tax exposures, including penalties and interest, expected to be settled within the next year are included in income tax payable with the remainder included in other long-term obligations in the Consolidated Balance Sheets. Interest and penalties related to income tax exposures are recognized as incurred and included in income tax expense in the Consolidated Statements of Operations.

Advertising Costs

Advertising costs are either expensed the first time the advertising takes place or, in the case of direct-response advertising, capitalized and charged to expense in the periods in which the related sales occur. Advertising expense was $228.3 million in 2010, $211.3 million in 2009 and $232.1 million in 2008, and is recorded in operating, selling and general and administrative expenses in the Consolidated Statements of Operations.

Pre-Opening Expenses

The Company incurs certain non-capital expenses prior to the opening of a store. These pre-opening expenses consist primarily of straight-line rent from the date of possession, store payroll and supplies, and are expensed as incurred and reflected in operating and selling expenses. In 2009 and 2008, the Company recorded approximately $1.6 million and $10.0 million in pre-opening costs, respectively. No pre-opening costs were recorded in 2010.

Leasing Arrangements

The Company conducts a substantial portion of its business in leased properties. Some of the Company's leases contain escalation clauses and renewal options. The Company recognizes rental expense for leases that contain predetermined fixed escalation clauses on a straight-line basis over the expected term of the lease. The difference between the amounts charged to expense and the contractual minimum lease payment is recorded in other long-term liabilities in the Consolidated Balance Sheets. At December 25, 2010 and December 26, 2009, other long-term liabilities included approximately $61.6 million and $68.2 million, respectively, related to these future escalation clauses.

The expected term of a lease is calculated from the date the Company first takes possession of the facility, including any periods of free rent and any option or renewal periods management believes are probable of exercise. This expected term is used in the determination of whether a lease is capital or operating and in the calculation of straight-line rent expense. Rent abatements and escalations are considered in the calculation of minimum lease payments in the Company's capital lease tests and in determining straight-line rent expense for operating leases. Straight-line rent expense is also adjusted to reflect any allowances or reimbursements provided by the lessor.

Derivative Instruments and Hedging Activities

The Company records all derivative instruments on the balance sheet at fair value. Changes in the fair value of derivative instruments are recorded in current earnings or deferred in accumulated other comprehensive loss, depending on whether a derivative is designated as, and is effective as, a hedge and on the type of hedging transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive loss until the underlying hedged transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings. If a derivative instrument is designated as a fair value hedge, changes in the fair value of the instrument are reported in current earnings and offset the change in fair value of the hedged assets, liabilities or firm commitments. The Company has no material outstanding derivative instruments at December 25, 2010 and did not have any material hedge transactions in 2010, 2009 or 2008.

Recently Issued or Newly Adopted Accounting Standards

There were no recently issued or newly adopted accounting standards that were applicable to the preparation of our consolidated financial statements for 2010 or that may become applicable to the preparation of our consolidated financial statements in the future.

Prior Period Revisions

Certain amounts included in the prior year financial statements have been revised to conform with the current year presentation. In the current year, expenses previously reported in the consolidated statements of operations separately as operating and selling expenses and as general and administrative expenses have been combined and are now reported as selling, operating and general and administrative expenses.

2. Facility Closure Reserves

We conduct regular reviews of our real estate portfolio to identify underperforming facilities, and close those facilities that are no longer strategically or economically beneficial. We record a liability for the cost associated with a facility closure at its fair value in the period in which the liability is incurred, primarily the location's cease-use date. Upon closure, unrecoverable costs are included in facility closure reserves and include provisions for the present value of future lease obligations, less contractual or estimated sublease income. Accretion expense is recognized over the life of the required payments.

During 2010, we recorded charges of $13.1 million in our Retail segment related to facility closures, of which $11.7 million was related to the lease liability and other costs associated with closing eight domestic stores prior to the end of their lease terms, and $1.4 million was related to other items. In 2009, we recorded charges of $31.2 million related to the closing of 21 underperforming stores prior to the end of their lease terms, of which 16 were in the U.S. and five were in Mexico. In 2008, we recorded $3.1 million of charges related principally to the closing of five domestic stores and reduced rent and severance accruals by $3.4 million relating to previously closed stores. In 2008, we also recorded $8.7 million of charges related to four domestic retail stores for which we had signed lease commitments, but decided not to open the stores due to the existing economic environment. This charge was partially offset by reduced rent accruals of $4.0 million on other store lease obligations.

These charges were included in other operating, net in the Consolidated Statements of Operations.

Facility closure reserve account activity during 2010, 2009 and 2008 was as follows:

	Total
	(thousands)
Balance at December 29, 2007	$ 77,062
Charges to income	11,853
Changes to estimated costs included in income	(7,396)
Cash payments	(35,229)
Accretion	2,643
Balance at December 27, 2008	$ 48,933
Charges related to stores closed in 2009	31,208
Transfer of deferred rent balance	3,214
Changes to estimated costs included in income	9
Cash payments	(24,594)
Accretion	2,802
Balance at December 26, 2009	$ 61,572
Charges related to stores closed in 2010	13,069
Transfer of deferred rent and other balances	5,985
Changes to estimated costs included in income	(1,358)
Cash payments	(22,260)
Accretion	4,665
Balance at December 25, 2010	$ 61,673

Reserve balances were classified in the Consolidated Balance Sheets as follows:

	December 25, 2010	December 26, 2009
	(thousands)	
Other accrued liabilities	$ 16,651	$ 16,775
Other long-term liabilities	45,022	44,797
Total	$ 61,673	$ 61,572

At December 25, 2010, the lease termination component of the facilities closure reserve consisted of the following:

	Total
	(thousands)
Estimated future lease obligations	$131,880
Less: anticipated sublease income	(70,207)
Total	$ 61,673

In addition, we were the lessee of a legacy, building materials manufacturing facility near Elma, Washington until the end of 2010. During 2006, we ceased operations at the facility, fully impaired the assets and recorded a reserve for the related lease payments and other contract termination and closure costs. This reserve balance was not included in the facilities closure reserve described above. During 2010, we sold the facility's equipment and terminated the lease. As a result, we recorded income of approximately $9.4 million to adjust the associated reserve. This income is reported in other operating, net in our Consolidated Statements of Operations.

3. Severance and Other Charges

Over the past few years, we have incurred significant charges related to Company personnel restructuring and reorganizations.

In 2009, we recorded $18.1 million of severance and other charges, principally related to reorganizations of our U.S. and Canadian Contract sales forces, our customer fulfillment centers and our customer service centers, as well as a streamlining of our Retail store staffing. These charges were recorded by segment in the following manner: Contract $15.3 million, Retail $2.1 million and Corporate and Other $0.7 million. During 2008, we recorded a $23.9 million pre-tax severance charge related to various sales and field reorganizations in our Retail and Contract segments as well as a significant reduction in force at the corporate headquarters and a $2.4 million charge related to the consolidation of the Contract segment's manufacturing facilities in New Zealand.

As of December 25, 2010, $0.5 million of the severance charges recorded in 2009 remain unpaid and are included in accrued expenses and other current liabilities in the Consolidated Balance Sheets.

4. Timber Notes/Non-Recourse Debt

In October 2004, we sold our timberland assets in exchange for $15 million in cash plus credit-enhanced timber installment notes in the amount of $1,635 million (the "Installment Notes"). The Installment Notes were issued by single-member limited liability companies formed by affiliates of Boise Cascade, L.L.C. (the "Note Issuers"). The Installment Notes are 15-year non-amortizing obligations and were issued in two equal $817.5 million tranches bearing interest at 5.11% and 4.98%, respectively. In order to support the issuance of the Installment Notes, the Note Issuers transferred a total of $1,635 million in cash to Lehman Brothers Holdings Inc. ("Lehman") and Wachovia Corporation ("Wachovia") (which was later purchased by Wells Fargo & Company) ($817.5 million to each of Lehman and Wachovia). Lehman and Wachovia issued collateral notes (the "Collateral Notes") to the Note Issuers. Concurrently with the issuance of the Installment and Collateral Notes, Lehman and Wachovia guaranteed the respective Installment Notes and the Note Issuers pledged the Collateral Notes as security for the performance of the Installment Note obligations.

In December 2004, we completed a securitization transaction in which the Company's interests in the Installment Notes and related guarantees were transferred to wholly-owned bankruptcy remote subsidiaries. The subsidiaries pledged the Installment Notes and related guarantees and issued securitized notes (the "Securitization Notes") in the amount of $1,470 million ($735 million through the structure supported by the Lehman guaranty and $735 million through the structure supported by the Wachovia guaranty). As a result of these transactions, we received $1,470 million in cash. Recourse on the Securitization Notes is limited to the proceeds of the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty, and therefore there is no recourse against OfficeMax. The Securitization Notes are 15-year non-amortizing, and were issued in two equal $735 million tranches paying interest of 5.54% and 5.42%, respectively. The Securitization Notes are reported as non-recourse debt in the Company's Consolidated Balance Sheets.

On September 15, 2008, Lehman, the guarantor of half of the Installment Notes and the Securitization Notes, filed a petition in the United States Bankruptcy Court for the Southern District of New York seeking relief under chapter 11 of the United States Bankruptcy Code. Lehman's bankruptcy filing constituted an event of default under the $817.5 million Installment Note guaranteed by Lehman.

We are required for accounting purposes to assess the carrying value of assets whenever circumstances indicate that a decline in value may have occurred. In 2008, we evaluated the carrying value of the Lehman Guaranteed Installment Note and reduced it to the estimated amount we expect to collect ($81.8 million) by recording a non-cash impairment charge of $735.8 million, pre-tax. The ultimate amount to be realized on the Lehman Guaranteed Installment Note depends entirely on the proceeds from the Lehman bankruptcy estate, which may not be finally determined for several years. Our estimate of the expected proceeds has not changed, and at December 25, 2010 and December 26, 2009, the carrying value of the Lehman Guaranteed Installment Note remained at $81.8 million. Going forward, we intend to adjust the carrying value of the Lehman Guaranteed Installment Note as further information regarding our share of the proceeds, if any, from the Lehman bankruptcy estate becomes available. On April 14, 2010, Lehman filed its Debtors' Disclosure Statement with the United States Bankruptcy Court for the Southern District of New York. The Disclosure Statement indicated a range of estimated recoveries for general unsecured creditors of Lehman. As our estimate is similar to the estimate included in the Disclosure Statement, we have not adjusted our estimated carrying value for the Lehman Guaranteed Installment Note.

Recourse on the Securitization Notes is limited to the proceeds from the applicable pledged Installment Notes and underlying Lehman and Wachovia guaranty. Accordingly, the Lehman Guaranteed Installment Note and underlying guarantees by Lehman will be transferred to the holders of the Securitization Notes guaranteed by Lehman in order to settle and extinguish that liability. However, under current generally accepted accounting principles, we are required to continue to recognize the liability related to the Securitization Notes guaranteed by Lehman until such time as the liability has been extinguished. This will occur when the Lehman Guaranteed Installment Note and the guaranty are transferred to and accepted by the Securitization Note holders. We expect that this will occur no later than the date when the assets of Lehman are distributed and the bankruptcy is finalized. Accordingly, we expect to recognize a non-cash gain equal to the difference between the carrying amount of the Securitization Notes guaranteed by Lehman ($735.0 million at December 25, 2010) and the carrying value of the Lehman Guaranteed Installment Note ($81.8 million at December 25, 2010) in a later period when the liability is legally extinguished. The actual gain to be recognized in the future will be measured based on the carrying amounts of the Lehman Guaranteed Installment Note and the Securitization Notes guaranteed by Lehman at the date of settlement.

Through December 25, 2010, we have received all payments due under the Installment Notes guaranteed by Wachovia (the "Wachovia Guaranteed Installment Notes"), which have consisted only of interest due on the notes, and made all payments due on the related Securitization Notes guaranteed by Wachovia, again consisting only of interest due. As all amounts due on the Wachovia Guaranteed Installment Notes are current and we have no reason to believe that we will not be able to collect all amounts due according to the contractual terms of the Wachovia Guaranteed Installment Notes, the notes are stated in our Consolidated Balance Sheets at their original principal amount of $817.5 million. The Installment Notes and Securitization Notes are scheduled to mature in 2020 and 2019, respectively. The Securitization Notes have an initial term that is approximately three months shorter than the Installment Notes.

At the time of the sale of the timberlands in 2004, we generated a tax gain and recognized the related deferred tax liability. The timber installment notes structure allowed the Company to defer the resulting tax liability of $543 million until 2020, the maturity date for the Installment Notes. Due to the Lehman bankruptcy and note defaults, the recognition of the Lehman portion of the gain will be triggered when the Lehman Guaranteed Installment Note is transferred to the Securitization Note holders as payment and/or when the Lehman bankruptcy is resolved. At that time, we expect to reduce the estimated cash payment due by utilizing our available alternative minimum tax credits.

5. Goodwill, Intangible Assets and Other Long-lived Assets

Impairment Reviews and Charges

In 2008, management concluded that indicators of potential impairment were present and evaluated the carrying values of goodwill, intangibles and other long-lived assets. An impairment loss was recognized for the excess of carrying value over the implied fair value of reporting unit goodwill. We recorded a charge of $1,201.5 million in 2008 to write-off the goodwill of the Company in both segments; Contract ($815.5 million) and Retail ($386.0 million). The impairment charges included a portion of goodwill that was not deductible for tax purposes, resulting in a tax benefit of $63.2 million, or approximately 4.6% of the pre-tax charge amount. These charges resulted in a full impairment of our goodwill balances as of the end of 2008, and, as a result, there will be no future annual assessment of goodwill required.

Also in 2008, the Company concluded that indicators of impairment were present for the trade name assets, evaluated their carrying values and recorded impairment of the trade names in the Retail reporting unit of $107.1 million, before taxes. Based on the Company's assessment and testing, no impairment of indefinite-lived intangible assets was required in 2009 or 2010.

In 2010, 2009 and 2008, the Company also performed impairment testing for the assets of individual retail stores ("store assets" or "stores"), which consist primarily of leasehold improvements and fixtures, due to the existence of indicators of potential impairment of these other long-lived assets. We performed the first step of impairment testing for other long-lived assets on the store assets and determined that for some stores the estimated future undiscounted cash flows derived from the assets was less than those assets' carrying amount and therefore impairment existed for those store assets. The second step of impairment testing was performed to calculate the amount of the impairment loss. The loss was measured as the excess of the carrying value over the fair value of the assets, with the fair value determined based on estimated future discounted cash flows. As a result, we wrote off $11.0 million, $17.6 million and $55.8 million of store assets in 2010, 2009 and 2008, respectively.

Acquired Intangible Assets

Intangible assets represent the values assigned to trade names, customer lists and relationships, noncompete agreements and exclusive distribution rights of businesses acquired. The trade name assets have an indefinite life and are not amortized. All other intangible assets are amortized on a straight-line basis over their expected useful lives. Customer lists and relationships are amortized over three to 20 years, noncompete agreements over their terms, which are generally three to five years, and exclusive distribution rights over ten years. Intangible assets consisted of the following at year-end:

	2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(thousands)	
Trade names	$ 66,000	$ —	$66,000
Customer lists and relationships	27,807	(13,789)	14,018
Exclusive distribution rights	7,302	(4,089)	3,213
Total	$101,109	$(17,878)	$83,231

	2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(thousands)	
Trade names	$66,000	$ —	$66,000
Customer lists and relationships	25,833	(11,288)	14,545
Exclusive distribution rights	6,636	(3,375)	3,261
Total	$98,469	$(14,663)	$83,806

Intangible amortization expense totaled $2.0 million, $1.6 million and $5.4 million in 2010, 2009 and 2008 respectively. The estimated amortization expense is approximately $1.4 to $1.7 million in each of the next five years.

The changes in the intangible carrying amounts from December 29, 2007 to December 25, 2010, were as follows:

	Trade names	Customer lists and relationships	Noncompete agreements	Exclusive distribution rights	Total
			(thousands)		
Net carrying amount, December 29, 2007	$ 173,150	$ 20,309	$ 2,042	$ 4,219	$ 199,720
Impairment	(107,150)	—	—	—	(107,150)
Amortization	—	(2,912)	(2,041)	(409)	(5,362)
Effect of foreign currency translation	—	(4,478)	(1)	(936)	(5,415)
Net carrying amount, December 27, 2008	$ 66,000	$ 12,919	$ —	$ 2,874	$ 81,793
Amortization	—	(1,271)	—	(363)	(1,634)
Effect of foreign currency translation	—	2,897	—	750	3,647
Net carrying amount, December 26, 2009	$ 66,000	$ 14,545	$ —	$ 3,261	$ 83,806
Amortization	—	(1,542)	—	(413)	(1,955)
Effect of foreign currency translation	—	1,015	—	365	1,380
Net carrying amount, December 25, 2010	$ 66,000	$ 14,018	$ —	$ 3,213	$ 83,231

6. Net Income (Loss) Per Common Share

Basic net income (loss) per share is calculated using net earnings available to holders of our common stock divided by the weighted average number of shares of common stock outstanding during the year. Diluted net income (loss) per share is similar to basic net income (loss) per share except that the weighted average number of shares of common stock outstanding is increased to include, if their inclusion is dilutive, the number of additional shares of common stock that would have been outstanding assuming the issuance of all potentially dilutive shares, such as common stock to be issued upon exercise of options and the vesting of non-vested restricted shares, and the conversion of outstanding preferred stock. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by weighted average shares outstanding as follows:

	2010	2009	2008
	(thousands, except per-share amounts)		
Net income (loss) available to OfficeMax common shareholders	$68,628	$ (2,151)	$(1,661,595)
Average shares—basic(a)	84,908	77,483	75,862
Restricted stock, stock options and other(b)	1,604	—	—
Average shares—diluted	86,512	77,483	75,862
Net income (loss) available to OfficeMax common shareholders per common share:			
Basic	$ 0.81	$ (0.03)	$ (21.90)
Diluted	$ 0.79	$ (0.03)	$ (21.90)

(a) The assumed conversion of outstanding preferred stock was anti-dilutive in all periods presented, and therefore no adjustment was required to determine diluted income (loss) from continuing operations or average shares-diluted.

(b) Options to purchase 1.7 million shares of common stock were outstanding during 2010, but were not included in the computation of diluted income (loss) per common share because the impact would have been anti-dilutive as the option price was higher than the average market price during the year. Outstanding options to purchase shares of common stock totaled 1.3 million and 1.5 million at the end of 2009 and 2008, respectfully, but were not included in the computation of diluted income (loss) per common share because the impact would have been anti-dilutive due to the loss reported for the period.

7. Income Taxes

The income tax (expense) benefit attributable to income (loss) from continuing operations as shown in the Consolidated Statements of Operations includes the following components:

	2010	2009	2008
		(thousands)	
Current income tax (expense) benefit:			
Federal	$ 9,507	$ 60,354	$ (10,111)
State	(2,735)	33,770	(24,166)
Foreign	(22,521)	(9,999)	(23,282)
Total	(15,749)	84,125	(57,559)
Deferred income tax (expenses) benefit:			
Federal	(24,628)	(23,190)	274,376
State	(2,552)	(29,593)	76,129
Foreign	1,057	(2,584)	13,535
Total	(26,123)	(55,367)	364,040
	$(41,872)	$ 28,758	$306,481

During 2010, 2009 and 2008, the Company made cash payments for income taxes, net of refunds received, as follows:

	2010	2009	2008
		(thousands)	
Cash tax payments (refunds), net	$(5,026)	$(71,026)	$91,530

The income tax expense attributable to income (loss) from continuing operations for the years ended December 25, 2010, December 26, 2009 and December 27, 2008 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35% to pre-tax income (loss) from continuing operations as a result of the following:

	2010	2009	2008
		(thousands)	
Tax (expense) benefit at statutory rate	$(40,507)	$10,617	$ 690,340
State taxes (expense) benefit, net of federal effect	(2,346)	2,516	29,041
Foreign tax provision differential	338	1,085	(3,283)
Impact of goodwill impairment	—	—	(418,920)
Net operating loss valuation allowance and credits	(590)	(2,484)	1,291
Change in tax contingency liability	(308)	(3,390)	(3,394)
Tax settlement, net of other charges	—	14,880	6,830
Repatriation of foreign earnings, net	(2,291)	3,428	—
ESOP dividend deduction	885	944	1,166
Other, net	2,947	1,162	3,410
Total	$(41,872)	$28,758	$ 306,481

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at year-end are presented in the following table:

	2010	2009
	(thousands)	
Impairment of note receivable	$ 286,207	$ 286,207
Minimum tax and other credits carryover	230,267	237,897
Net operating loss carryovers	109,423	104,605
Deferred gain on Boise Investment	69,925	69,925
Compensation obligations	146,369	154,400
Operating reserves and accrued expenses	63,205	59,682
Investments and deferred charges	5,136	18,110
Property and equipment	4,937	15,942
Allowances for receivables	12,764	14,253
Inventory	4,167	8,699
Tax goodwill	4,587	6,788
Other	4,804	3,064
Total deferred tax assets	941,791	979,572
Valuation allowance on NOLs and credits	(14,726)	(16,117)
Total deferred tax assets after valuation allowance	$ 927,065	$ 963,455
Timberland installment gain related to Wachovia Note	$(266,798)	$(266,798)
Timberland installment gain related to Lehman Note	(276,965)	(276,965)
Undistributed earnings	(5,817)	(4,606)
Total deferred tax liabilities	(549,580)	(548,369)
Total net deferred tax assets	$ 377,485	$ 415,086

Deferred tax assets and liabilities are reported in our Consolidated Balance Sheets as follows:

	2010	2009
	(thousands)	
Current deferred income tax assets	$ 92,956	$114,186
Long-term deferred income tax assets	284,529	300,900
Total	$377,485	$415,086

As discussed in Note 4, “Timber Notes/Non-Recourse Debt,” at the time of the sale of the timberlands in 2004, we generated a tax gain and recognized the related deferred tax liability. The timber installment notes structure allowed the Company to defer the resulting tax liability of $543 million until 2020, the maturity date for the Lehman Guaranteed Installment Note. Due to the Lehman bankruptcy and note defaults, the recognition of the Lehman portion of the gain will be triggered when the Lehman Guaranteed Installment Note is transferred to the Securitization Note holders as payment and/or when the Lehman bankruptcy is resolved. At that time, we expect to reduce the estimated cash payment due by utilizing our available alternative minimum tax credits.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making the assessment of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences, except for certain state net operating losses and other credit carryforwards as noted below. The amount of the deferred tax assets considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

The Company has a deferred tax asset related to net operating loss carryforwards for Federal income tax purposes of $68 million which expire in 2020, and alternative minimum tax credit carryforwards of approximately $188 million, which are available to reduce future regular Federal income taxes, if any, over an indefinite period. The Company also has deferred tax assets related to various state net operating losses of $31.5 million, net of the valuation allowance, that expire between 2011 and 2029.

The Company has established a valuation allowance related to net operating loss carryforwards and other credit carryforwards in jurisdictions where the Company has substantially reduced operations because management believes it is more likely than not that these items will expire before the Company is able to realize their benefits. The valuation allowance was $14.7 million and $16.1 million at December 25, 2010 and December 26, 2009, respectively. The valuation allowance is reviewed and adjusted based on management's assessments of realizable deferred tax assets.

Pre-tax income (loss) related to continuing operations from domestic and foreign sources is as follows:

	2010	2009	2008
		(thousands)	
Domestic	$ 53,444	$(69,386)	$(1,953,946)
Foreign	62,292	39,053	(18,454)
Total	$115,736	$(30,333)	$(1,972,400)

As of December 25, 2010, the Company had $20.9 million of total gross unrecognized tax benefits, $6.4 million of which would affect the Company's effective tax rate if recognized. Any adjustments would result from the effective settlement of tax positions with various tax authorities. The Company does not anticipate any tax settlements to occur within the next twelve months. The recorded income tax benefit for 2009 includes a $14.9 million decrease in unrecognized benefits due to the resolution of an issue under IRS appeal related to the deductibility of interest on the Company's industrial revenue bonds. The reconciliation of the beginning and ending gross unrecognized tax benefits is as follows:

	2010	2009	2008
		(thousands)	
Unrecognized tax benefits balance at beginning of year	$ 8,247	$ 20,380	$ 33,128
Increase related to prior year tax positions	12,983	1,710	2,147
Decrease related to prior year tax positions	—	(14,369)	(4,123)
Increase related to current year tax positions	—	1,420	2,775
Settlements	(367)	(894)	(13,547)
Unrecognized tax benefits balance at end of year	$20,863	$ 8,247	$ 20,380

The Company or its subsidiaries file income tax returns in the U.S. Federal jurisdiction, and multiple state and foreign jurisdictions. Years prior to 2006 are no longer subject to U.S. Federal income tax examination. The Company is no longer subject to state income tax examinations by tax authorities in its major state jurisdictions for years before 2003, and the Company is no longer subject to income tax examinations prior to 2005 for its major foreign jurisdictions.

The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of income tax expense. As of December 25, 2010, the Company had $0.7 million of accrued interest and penalties associated with uncertain tax positions.

Deferred taxes are not recognized for temporary differences related to investments in foreign subsidiaries because such earnings are considered to be indefinitely reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

8. Leases

The Company leases its retail stores as well as certain other property and equipment under operating leases. These leases are noncancelable and generally contain multiple renewal options for periods ranging from three to five years, and require the Company to pay all executory costs such as maintenance and insurance. Rental payments include minimum rentals plus, in some cases, contingent rentals based on a percentage of sales above specified minimums. Rental expense for operating leases included the following components:

	2010	2009	2008
		(thousands)	
Minimum rentals	$338,924	$355,662	$348,629
Contingent rentals	1,187	1,013	886
Sublease rentals	(422)	(671)	(1,013)
Total	$339,689	$356,004	$348,502

For operating leases with remaining terms of more than one year, the minimum lease payment requirements are:

	Total
	(thousands)
2011	$ 356,730
2012	303,141
2013	249,033
2014	198,612
2015	148,168
Thereafter	291,534
Total	$1,547,218

These minimum lease payments do not include contingent rental payments that may be due based on a percentage of sales in excess of stipulated amounts. These future minimum lease payment requirements have not been reduced by $33.2 million of minimum sublease rentals due in the future under noncancelable subleases. These sublease rentals include amounts related to closed stores and other facilities that are accounted for in the integration activities and facility closures reserve.

9. Investments in Affiliates

In connection with the sale of the paper, forest products and timberland assets in 2004, the Company invested $175 million in affiliates of Boise Cascade, L.L.C. Due to restructurings conducted by those affiliates, our investment is currently in Boise Cascade Holdings, L.L.C. (the "Boise Investment"), a building products company.

A portion of the securities received in exchange for the Company's investment carry no voting rights. This investment is accounted for under the cost method as Boise Cascade Holdings, L.L.C. does not maintain separate ownership accounts for its affiliate's members, and the Company does not have the ability to significantly influence its operating and financial policies. This investment is included in investments in affiliates in the Consolidated Balance Sheets.

Through its investment in Boise Inc., Boise Cascade Holdings, L.L.C. indirectly owned an interest in Boise White Paper, L.L.C. ("Boise Paper"). OfficeMax is obligated by contract to purchase its North American requirements for cut-size office paper from Boise Paper. During 2010, Boise Cascade Holdings, L.L.C. sold its remaining investment in Boise Inc. As a result of the sale, Boise Paper is no longer a related party to the Company, and as such, amounts previously presented as related party receivables of $6.5 million and related party payables of $37.1 million at December 26, 2009 have been reclassified to "Receivables, net" and "Accounts Payable", respectively.

The Boise Investment represented a continuing involvement in the operations of the business we sold in 2004. Therefore, approximately $180 million of gain realized from the sale was deferred. This gain is expected to be recognized in earnings as the Company's investment is reduced.

Throughout the year, we review the carrying value of this investment whenever events or circumstances indicate that its fair value may be less than its carrying amount. At year-end, we reviewed certain financial information of Boise Cascade Holdings, L.L.C., including estimated future cash flows as well as data regarding the valuation of comparable companies, and determined that there was no impairment of this investment. The Company will continue to monitor and assess this investment.

The non-voting securities of Boise Cascade Holdings, L.L.C. accrue dividends daily at the rate of 8% per annum on the liquidation value plus accumulated dividends. Dividends accumulate semiannually to the extent not paid in cash on the last day of June and December. The Company recognized dividend income on this investment of $7.3 million in 2010, $6.7 million in 2009 and $6.2 million in 2008. The dividend receivable was $30.2 million at December 25, 2010, and was recorded in other non-current assets in the Consolidated Balance Sheets.

The Company receives distributions on the Boise Investment for the income tax liability associated with its share of allocated earnings. During 2009 and 2008, the Company received tax-related distributions of $2.6 million and $23.0 million, respectively. The larger distribution in 2008 reflected the gain on the sale by Boise Cascade, L.L.C. of a majority interest in its paper and packaging and newsprint businesses. No distributions were received in 2010.

10. Debt

The Company's debt, almost all of which is unsecured, consists of both recourse and non-recourse obligations as follows at year-end:

	2010	2009
	(thousands)	
Recourse debt:		
6.50% notes, paid in 2010	$ —	$ 13,680
7.35% debentures, due in 2016	17,967	17,967
Medium-term notes, Series A, with interest rates averaging 7.9%, due in varying amounts periodically through 2014	36,900	36,900
Revenue bonds, with interest rates averaging 6.4% , due in varying amounts periodically through 2029	185,505	189,930
American & Foreign Power Company Inc. 5% debentures, due in 2030	18,526	18,526
Grupo OfficeMax installment loans, due in monthly installments through 2014	13,096	16,085
Other indebtedness, with interest rates averaging 6.8% and 7.0%, due in varying amounts annually through 2016	3,536	4,528
	275,530	297,616
Less unamortized discount	535	564
Less current portion	4,560	22,430
	$ 270,435	$ 274,622
Non-recourse debt:		
5.42% securitized timber notes, due in 2019	$ 735,000	$ 735,000
5.54% securitized timber notes, due in 2019	735,000	735,000
	$1,470,000	$1,470,000

Scheduled Debt Maturities

The scheduled payments of recourse debt, are as follows:

	Total
	(thousands)
2011	$ 4,560
2012	39,186
2013	5,676
2014	1,820
2015	105
Thereafter	224,183
Total	$275,530

Credit Agreements

On July 12, 2007, the Company entered into an Amended and Restated Loan and Security Agreement (the "U.S. Credit Agreement") with a group of banks. The U.S. Credit Agreement permits the Company to borrow up to a maximum of $700 million subject to a borrowing base calculation that limits availability to a percentage of eligible accounts receivable plus a percentage of the value of eligible inventory less certain reserves. The U.S. Credit Agreement may be increased (up to a maximum of $800 million) at the Company's request or reduced from time to time, in each case according to the terms detailed in the U.S. Credit Agreement. Letters of credit, which may be issued under the U.S. Credit Agreement up to a maximum of $250 million, reduce available borrowing capacity. At the end of fiscal year 2010, the Company was in compliance with all material covenants under the U.S. Credit Agreement. The U.S. Credit Agreement expires on July 12, 2012.

During all years presented, borrowings under the U.S. Credit Agreement were subject to interest at rates based on either the prime rate or the London Interbank Offered Rate ("LIBOR"). Margins were applied to the applicable borrowing rates and letter of credit fees under the U.S. Credit Agreement depending on the level of average availability. Fees on letters of credit issued under the U.S. Credit Agreement were charged at a weighted average rate of 0.875%. The Company was also charged an unused line fee of 0.25% on the amount by which the maximum available credit exceeded the average daily outstanding borrowings and letters of credit.

On September 30, 2009, Grand & Toy Limited, the Company's wholly owned subsidiary in Canada, entered into a Loan and Security Agreement (the "Canadian Credit Agreement") with a group of banks. The Canadian Credit Agreement permits Grand & Toy Limited to borrow up to a maximum of C$60 million subject to a borrowing base calculation that limits availability to a percentage of eligible accounts receivable plus a percentage of the value of eligible inventory less certain reserves. The Canadian Credit Agreement may be increased (up to a maximum of C$80 million) at Grand & Toy Limited's request or reduced from time to time, in each case according to the terms detailed in the Canadian Credit Agreement. Letters of credit, which may be issued under the Canadian Credit Agreement up to a maximum of C$10 million, reduce available borrowing capacity under the Canadian Credit Agreement. At the end of fiscal year 2010, Grand & Toy Limited was in compliance with all material covenants under the Canadian Credit Agreement. The Canadian Credit Agreement expires on July 12, 2012.

On March 15, 2010, the Company's five wholly-owned subsidiaries based in Australia and New Zealand (the "Australasian subsidiaries") entered into a Facility Agreement (the "Australasian Credit Agreement") with a financial institution based in those countries. The Australasian Credit Agreement permits the Australasian subsidiaries to borrow up to a maximum of A$80 million subject to a borrowing base calculation that limits availability to a percentage of eligible accounts receivable plus a percentage of the value of certain owned properties, less certain reserves. At the end of fiscal year 2010, the Australasian subsidiaries were in compliance with all material covenants under the Australasian Credit Agreement. The Australasian Credit Agreement expires on March 15, 2013.

Availability under the Company's credit agreements at the end of fiscal year 2010 was as follows:

	2010			
	U.S. Credit Agreement	**Canadian Credit Agreement**	**Australasian Credit Agreement**	**Total**
		(millions)		
Maximum aggregate available borrowing amount	$528.3	$49.2	$55.0	$632.5
Less: Stand-by letters of credit	(56.1)	—	—	(56.1)
Amount available for borrowing at fiscal year-end	$472.2	$49.2	$55.0	$576.4

There were no borrowings under the Company's credit agreements in 2010 or 2009.

Other

At the end of fiscal year 2010, Grupo OfficeMax, our 51%-owned joint venture in Mexico, had total outstanding borrowings of $13.1 million. This included $7.8 million outstanding under a 60-month installment note due in the first quarter of 2014 and $5.3 million outstanding under a 54-month installment note due in the third quarter of 2014. Payments on the installment loans are made monthly. There is no recourse against the Company on the Grupo OfficeMax loans. The installment loan ending in the third quarter of 2014 is secured by certain owned property of Grupo OfficeMax. All other Grupo OfficeMax loan facilities are unsecured.

Cash Paid for Interest

Cash payments for interest, net of interest capitalized and including interest payments related to the timber securitization notes, were $68.9 million in 2010, $71.8 million in 2009 and $90.0 million in 2008.

11. Financial Instruments, Derivatives and Hedging Activities

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade accounts receivable, other assets (non-derivatives), short-term borrowings and trade accounts payable approximate fair value because of the short maturity of these instruments. The following table presents the carrying amounts and estimated fair values of the Company's other financial instruments at December 25, 2010 and December 26, 2009. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2010		2009	
	Carrying amount	Fair value	Carrying amount	Fair value
	(millions)			
Financial assets:				
Timber notes receivable				
Wachovia	$817.5	$888.3	$817.5	$823.6
Lehman	81.8	81.8	81.8	81.8
Financial liabilities:				
Recourse debt	$275.0	$255.5	$297.6	$207.2
Non-recourse debt				
Wachovia	$735.0	$811.1	$735.0	$754.8
Lehman	735.0	81.8	735.0	81.8

In establishing a fair value, there is a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The basis of the fair value measurement is categorized in three levels, in order of priority, described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or financial instruments for which all significant inputs are observable; either directly or indirectly.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable; thus reflecting assumptions about the market participants.

The carrying amounts shown in the table are included in the Consolidated Balance Sheets under the indicated captions. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

- **Timber notes receivable:** The fair value of the Wachovia Guaranteed Installment Notes is determined as the present value of expected future cash flows discounted at the current interest rate for loans of similar terms with comparable credit risk (Level 2 inputs). The fair value of the Lehman Guaranteed Installment Note reflects the estimated future cash flows of the note considering the estimated effects of the Lehman bankruptcy (Level 3 inputs).

- **Recourse debt:** The Company's debt instruments are not widely traded. There were no transactions on the last trading day of the fiscal year (the "measurement date") to use in determining the fair value. The fair value of the Company's debt was estimated based on quoted market prices near the measurement date when available or by discounting the future cash flows of each instrument using rates based on the most recently observable trade or using rates currently offered to the Company for similar debt instruments of comparable maturities (Level 2 inputs).
- **Non-recourse debt:** The fair value of the Securitization Notes supported by Wachovia is estimated by discounting the future cash flows of the instrument at rates currently available to the Company for similar instruments of comparable maturities (Level 2 inputs). The Securitization Notes supported by Lehman is estimated based on the future cash flows of the Lehman Guaranteed Installment Note (the proceeds from which are the sole source of payment of this note) in a bankruptcy proceeding (Level 3 inputs).

During 2010, there was no change in assets and liabilities measured at estimated fair value using Level 3 inputs.

Derivatives and Hedging Activities

Changes in foreign currency exchange rates expose the Company to financial market risk. The Company occasionally uses derivative financial instruments, such as forward exchange contracts, to manage its exposure associated with commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction. The Company generally does not enter into derivative instruments for any other purpose. The Company does not speculate using derivative instruments. The fair values of derivative financial instruments were not material at the end of fiscal year 2010 or 2009.

12. Retirement and Benefit Plans

Pension and Other Postretirement Benefit Plans

The Company sponsors noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees and some active employees, primarily in Contract. In 2004 or earlier, the Company's qualified pension plans were closed to new entrants and the benefits of eligible participants were frozen.

Under the terms of the Company's qualified plans, the pension benefit for employees was based primarily on the employees' years of service and benefit plan formulas that varied by plan. The Company's general funding policy is to make contributions to the plans in amounts that are within the limits of deductibility under current tax regulations, and not less than the minimum contribution required by law.

The Company also sponsors various retiree medical benefit and life insurance plans. The type of retiree benefits and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. All of the Company's postretirement medical plans are unfunded. The Company explicitly reserves the right to amend or terminate its retiree medical and life insurance plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Amendment or termination may significantly affect the amount of expense incurred.

During 2009, based on the high level of inactive participants in the Company's qualified pension plans as well as the fact that all qualified plan participants were fully vested, the Company changed the estimated amortization period for its unrecognized actuarial loss (which represents the difference between the actual funded status and the expected funded status measured through 2009), from the average remaining service period of the participants to their average remaining life expectancy. The impact of the change in the amortization period was a reduction in pension expense for 2009 of $11.2 million ($6.8 million after-tax), or $0.09 per diluted share.

Obligations and Funded Status

The changes in pension and other postretirement benefit obligations and plan assets during 2010 and 2009, as well as the funded status of the Company's plans at December 25, 2010 and December 26, 2009 were as follows:

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
	(thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	$1,260,676	$1,276,209	$ 20,337	$ 17,582
Service cost	3,164	4,506	263	184
Interest cost	74,213	75,858	1,213	1,137
Actuarial loss	59,494	5,721	2,634	1,432
Changes due to exchange rates	—	—	792	1,885
Benefits paid	(99,892)	(101,618)	(1,218)	(1,883)
Benefit obligation at end of year	$1,297,655	$1,260,676	$ 24,021	$ 20,337
Change in plan assets:				
Fair value of plan assets at beginning of year	$1,050,514	$ 841,204	$ —	$ —
Actual return on plan assets	163,342	222,022	—	—
Employer contributions	3,449	88,906	1,218	1,883
Benefits paid	(99,892)	(101,618)	(1,218)	(1,883)
Fair value of plan assets at end of year	$1,117,413	$1,050,514	$ —	$ —
Funded status	$ (180,242)	$ (210,162)	$(24,021)	$(20,337)

The following table shows the amounts recognized in the Consolidated Balance Sheets related to the Company's defined benefit pension and other postretirement benefit plans at year-end:

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
	(thousands)			
Noncurrent assets	$ 4,581	$ 2,355	$ —	$ —
Current liabilities	(6,683)	(3,773)	(1,445)	(1,526)
Noncurrent liabilities	(178,140)	(208,744)	(22,576)	(18,811)
Net amount recognized	$(180,242)	$(210,162)	$(24,021)	$(20,337)

Amounts recognized in accumulated other comprehensive income consist of:

Net loss	$406,465	$440,206	$ 6,054	$ 3,520
Prior service cost (credit)	—	—	(26,147)	(30,148)
Total	$406,465	$440,206	$(20,093)	$(26,628)

The accumulated benefit obligation for all defined benefit pension plans was $1,297.7 million and $1,260.5 million for December 25, 2010 and December 26, 2009, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	Pension Benefits	
	2010	2009
	(thousands)	
Projected benefit obligation	$1,263,206	$1,225,972
Accumulated benefit obligation	1,263,206	1,225,762
Fair value of plan assets	1,078,383	1,013,455

Components of Net Periodic Benefit Cost (Income)

The components of net periodic benefit cost (income) are as follows:

	Pension Benefits			Other Benefits		
	2010	2009	2008	2010	2009	2008
	(thousands)					
Service cost	$ 3,164	$ 4,506	$ 2,132	$ 263	$ 184	$ 237
Interest cost	74,213	75,858	78,041	1,213	1,137	1,164
Expected return on plan assets	(83,494)	(76,623)	(90,078)	—	—	—
Recognized actuarial loss	13,239	10,330	11,775	224	147	269
Participant settlement expense	—	—	2,331	—	—	—
Amortization of prior service costs and other	149	—	—	(4,006)	(4,001)	(3,997)
Net periodic benefit cost (income)	$ 7,271	$ 14,071	$ 4,201	$(2,306)	$(2,533)	$(2,327)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
	(thousands)			
Accumulated other comprehensive income at beginning of year	$440,206	$ 590,213	$(26,627)	$(31,895)
Net loss (gain)	(20,502)	(139,677)	2,634	1,432
Amortization of net (loss) gain	(13,239)	(10,330)	(224)	(147)
Amortization of prior service (cost) credit	—	—	4,006	4,001
Canadian rate adjustment	—	—	118	(18)
Accumulated other comprehensive income at end of year	$406,465	$ 440,206	$(20,093)	$(26,627)

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $17.3 million. There will be no estimated prior service cost for the defined benefit pension plans amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year. The estimated net loss and prior service credit for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.3 million and $4.0 million, respectively.

Assumptions

The assumptions used in accounting for the Company's plans are estimates of factors including, among other things, the amount and timing of future benefit payments. The following table presents the key weighted average assumptions used in the measurement of the Company's benefit obligations as of year-end:

	Pension Benefits		Other Benefits			
			United States		Canada	
	2010	2009	2010	2009	2010	2009
Discount rate	5.64%	6.15%	4.50%	5.10%	5.30%	6.40%

The following table presents the weighted average assumptions used in the measurement of net periodic benefit cost as of year-end:

	Pension Benefits			Other Benefits					
				United States			Canada		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Discount rate	6.15%	6.20%	6.30%	5.10%	6.10%	5.90%	6.40%	7.30%	5.50%
Expected long-term return on plan assets	8.20%	7.50%	8.00%	—	—	—	—	—	—

In 2010 and 2009, the assumed discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) is based on the rates of return for a theoretical portfolio of high-grade corporate bonds (rated Aa1 or better) with cash flows that generally match our expected benefit payments in future years. In selecting bonds for this theoretical portfolio, we focus on bonds that match cash flows to benefit payments and limit our concentration of bonds by issuer. To the extent scheduled bond proceeds exceed the estimated benefit payments in a given period, the yield calculation assumes those excess proceeds are reinvested at an assumed forward rate. The implied forward rates used in the 2010 bond model are based on the December 31, 2010 Citigroup Pension Discount Curve. In the 2009 bond model, the implied forward rates used were based on the forecasted three-month Treasury bill rates. In 2008 and prior years, we matched our expected future benefit payments to a hypothetical zero coupon discount curve derived from high quality corporate bonds. The theoretical portfolio with matching cash flows is a more precise method for developing a plan specific rate.

The expected long-term rate of return on plan assets assumption is based on the weighted average of expected returns for the major asset classes in which the plans' assets are held. Asset-class expected returns are based on long-term historical returns, inflation expectations, forecasted gross domestic product and earnings growth, as well as other economic factors. The weights assigned to each asset class are based on the Company's investment strategy. The weighted average expected return on plan assets used in the calculation of net periodic pension benefit cost for 2011 is 8.2%.

Obligation and costs related to the Canadian retiree health plan are impacted by changes in trend rates.

The following table presents the assumed healthcare cost trend rates used in measuring the Company's postretirement benefit obligations at December 25, 2010 and December 26, 2009:

	Canada	
	2010	2009
Weighted average assumptions as of year-end:		
Healthcare cost trend rate assumed for next year	7.0%	7.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2015	2015

A one-percentage-point change in the assumed healthcare cost trend rates would have less than a $1.5 million impact on operating income.

Plan Assets

The allocation of pension plan assets by category at December 25, 2010 and December 26, 2009 is as follows:

Asset Category	2010	2009
OfficeMax common stock	5.0%	10.1%
U.S. equity securities	15.7%	16.9%
International equity securities	9.2%	8.7%
Global equity securities	14.4%	17.6%
Fixed-income securities	55.7%	46.7%
	100%	100%

The Company's Retirement Funds Investment Committee is responsible for establishing and overseeing the implementation of the investment policy for the Company's pension plans. The investment policy is structured to optimize growth of the pension plan trust assets, while minimizing the risk of significant losses, in order to enable the plans to satisfy their benefit payment obligations over time. Plan assets are invested primarily in U.S. equities, global equities, international equities and fixed-income securities. The Company uses benefit payments and Company contributions as its primary rebalancing mechanisms to maintain the asset class exposures within the guideline ranges established under the investment policy.

The current asset allocation guidelines set forth an OfficeMax common stock range of 0% to 15%, a U.S. equity range of 10% to 21%, an international equity range of 3% to 13%, a global equity range of 10% to 21% and a fixed-income range of 45% to 65%. Asset-class positions within the ranges are continually evaluated and adjusted based on expectations for future returns, the funded position of the plans and market risks. Occasionally, the Company may utilize futures or other financial instruments to alter the pension trust's exposure to various asset classes in a lower-cost manner than trading securities in the underlying portfolios.

In 2009, we contributed 8,331,722 shares of OfficeMax common stock to our qualified pension plans. At the end of 2010, the plan held 3,152,809 million shares with a value of $55.8 million.

Generally, quoted market prices are used to value pension plan assets. Equities, some fixed income securities, publicly traded investment funds, and U.S. government obligations are valued by reference to published market prices. Investments in certain restricted stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

The following table presents the pension plan assets by level within the fair value hierarchy as of December 25, 2010.

	Level 1	Level 2	Level 3
		(thousands)	
Money market funds	$ —	$ 27,621	$ —
Equity securities:			
OfficeMax common stock	55,805	—	—
U.S. large-cap	43,961	—	—
U.S. small and mid-cap	16.123	—	—
International	97,435	—	—
Fixed Income:			
Corporate bonds	—	466,549	—
Government securities	—	98,494	—
Other fixed income	—	18,380	—
Other:			
Equity mutual funds	—	277,553	—
Group annuity contracts	—	—	5,357
Other, including plan receivables and payables	10,135	—	—
	$223,459	$888,597	$5,357

The following is a reconciliation of the change in fair value of pension plan assets calculated based on level 3 inputs:

	Total
	(thousands)
Balance at December 26, 2009	$5,004
Benefit payments and administrative expenses	(10)
Investment income and net appreciation in investments	363
Balance at December 25, 2010	$5,357

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cash Flows

Pension plan contributions include required statutory minimum amounts and, in some years, additional discretionary amounts. During 2010, 2009 and 2008, the Company made cash contributions to its pension plans totaling $3.4 million, $6.8 million and $13.1 million, respectively. In 2009, we also made a voluntary contribution of OfficeMax common stock to our qualified pension plans which, based on actuarial estimates, is expected to reduce our required minimum funding contributions by approximately $100 million for the period from 2010 to 2014. Pension contributions for 2011 are expected to be approximately $6.7 million. However, tests required by the Pension Protection Act of 2006, which are to be performed late in the first quarter of 2011, could result in the acceleration of approximately $17 million of contributions from future years into 2011. The Company may elect at any time to make additional voluntary contributions.

Qualified pension benefit payments are paid from the assets held in the plan trust, while nonqualified pension and other benefit payments are paid by the Company. Future benefit payments by year are estimated to be as follows:

	Pension Benefits	Other Benefits
	(thousands)	
2011	$101,700	$1,445
2012	98,300	1,374
2013	97,481	1,319
2014	96,942	1,286
2015	95,620	1,263
2016-2020	463,967	6,225

Defined Contribution Plans

The Company also sponsors defined contribution plans for most of its employees. Through 2004, the Company sponsored four contributory defined contribution savings plans for most of its salaried and hourly employees: a plan for Retail employees, a plan for non-Retail salaried employees, a plan for union hourly employees, and a plan for non-Retail, nonunion hourly employees. The plan for non-Retail salaried employees included an employee stock ownership plan ("ESOP") component and the Company's Series D ESOP convertible preferred stock were fully allocated to eligible participants in prior years. Total Company contributions to the defined contribution savings plans were $3.2 million in 2010, $1.3 million in 2009 and $8.0 million in 2008.

13. Shareholders' Equity

Preferred Stock

At December 25, 2010, 686,696 shares of 7.375% Series D ESOP convertible preferred stock were outstanding, compared with 810,654 shares outstanding at December 26, 2009 and 945,899 shares outstanding at December 27, 2008. The Series D ESOP convertible preferred stock is shown in the Consolidated Balance Sheets at its liquidation preference of $45 per share. All shares outstanding have been allocated to participants in the plan. Each ESOP preferred share is entitled to one vote, bears an annual cumulative dividend of $3.31875 and is convertible at any time by the trustee to 0.82168 share of common stock. The ESOP preferred shares may not be redeemed for less than the liquidation preference.

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock, of which 85,057,710 shares were issued and outstanding at December 25, 2010. Of the unissued shares, 12,916,933 shares were reserved for the following purposes:

Conversion or redemption of Series D ESOP preferred stock	564,244
Issuance under 2003 OfficeMax Incentive and Performance Plan	11,493,978
Issuance under Key Executive Stock Option Plan	781,160
Issuance under Director Stock Compensation Plan	7,475
Issuance under Director Stock Option Plan	9,000
Issuance under 2001 Key Executive Deferred Compensation Plan	3,889
Issuance under 2003 Director Stock Compensation Plan	57,187

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes the following:

	Pension and Postretirement Liability Adjustment	Foreign Currency Translation Adjustment	Unrealized Hedge Loss Adjustment	Accumulated Other Comprehensive Income (Loss)
		(thousands)		
Balance at December 27, 2008	$(340,925)	$ 73,187	$ —	$(267,738)
Current-period changes, before taxes	144,206	47,477	—	191,683
Income taxes	(56,460)	—	—	(56,460)
Balance at December 26, 2009	(253,179)	120,664	—	(132,515)
Current-period changes, before taxes	27,263	21,290	(1,233)	47,320
Income taxes	(10,907)	—	349	(10,558)
Balance at December 25, 2010	$(236,823)	$141,954	$ (884)	$ (95,753)

Share-Based Payments

The Company sponsors several share-based compensation plans, which are described below. The Company recognizes compensation expense from all share-based payment transactions with employees in the consolidated financial statements at fair value. Compensation costs related to the Company's share-based plans were $13.2 million, $8.5 million and $0.3 million for 2010, 2009 and 2008, respectively. Compensation expense is generally recognized on a straight-line basis over the vesting period of grants. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $5.1 million, $3.3 million and $0.1 million for 2010, 2009 and 2008, respectively.

2003 Director Stock Compensation Plan and OfficeMax Incentive and Performance Plan

In February 2003, the Company's Board of Directors adopted the 2003 Director Stock Compensation Plan (the "2003 DSCP") and the 2003 OfficeMax Incentive and Performance Plan (the "2003 Plan," formerly named the 2003 Boise Incentive and Performance Plan), which were approved by shareholders in April 2003. At December 25, 2010, a total of 57,187 shares of common stock were reserved for issuance under the 2003 DSCP, and a total of 11,493,978 shares of common stock were reserved for issuance under the 2003 Plan.

The 2003 Plan was effective January 1, 2003, and replaced the Key Executive Performance Plan for Executive Officers, Key Executive Performance Plan for Key Executives/Key Managers, Key Executive Stock Option Plan ("KESOP"), Key Executive Performance Unit Plan ("KEPUP") and Director Stock Option Plan ("DSOP"). No further grants or awards have been made under the Key Executive Performance Plans, KESOP, KEPUP, or DSOP since 2003.

The Company's executive officers, key employees and nonemployee directors are eligible to receive awards under the 2003 Plan at the discretion of the Executive Compensation Committee of the Board of Directors. Eight types of awards may be granted under the 2003 Plan, including stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares, annual incentive awards and stock bonus awards.

Restricted Stock and Restricted Stock Units

Restricted stock is restricted until it vests and cannot be sold by the recipient until its restrictions have lapsed. Each restricted stock unit ("RSU") is convertible into one share of common stock after its restrictions have lapsed. No entries are made in the financial statements on the grant date of restricted stock and RSU awards. The Company recognizes compensation expense related to these awards over the vesting periods based on the closing price of the Company's common stock on the grant dates. The Company calculates the grant date fair value of the RSU awards by multiplying the number of RSUs by the closing price of the Company's common stock on the grant date. If these awards contain performance criteria the grant date fair value is set assuming performance at target, and management periodically reviews actual performance against the criteria and adjusts compensation expense accordingly. In 2010, 2009 and 2008, the Company recognized $8.0 million, $6.1 million and $0.1 million, respectively, of pre-tax compensation expense and additional paid-in capital related to restricted stock and RSU awards. The remaining compensation expense to be recognized related to outstanding restricted stock and RSUs, net of estimated forfeitures, is approximately $9.8 million. The remaining compensation expense is to be recognized through the fourth quarter of 2013.

A summary of restricted stock and RSU activity for the years ended December 25, 2010, December 26, 2009 and December 27, 2008 is presented in the following table:

	Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested, December 29, 2007	1,724,281	$37.50
Granted	1,742,860	23.17
Vested	(859,661)	22.65
Forfeited	(348,519)	15.01
Nonvested, December 27, 2008	2,258,961	$31.07
Granted	800,828	5.08
Vested	(496,813)	5.65
Forfeited	(633,031)	5.24
Nonvested, December 26, 2009	1,929,945	$16.24
Granted	872,534	13.81
Vested	(1,492)	33.70
Forfeited	(689,852)	20.34
Nonvested, December 25, 2010	2,111,135	$13.89

Restricted stock and RSUs are not included as shares outstanding in the calculation of basic earnings per share, but are included in the number of shares used to calculate diluted earnings per share as long as all applicable performance criteria are met, and their effect is dilutive. When the restriction lapses on restricted stock, the par value of the stock is reclassified from additional paid-in-capital to common stock. When the restriction lapses on RSUs, the units are converted to unrestricted shares of our common stock and the par value of the stock is reclassified from additional paid-in-capital to common stock. Unrestricted shares are included in shares outstanding for purposes of calculating both basic and diluted earnings per share. Depending on the terms of the applicable grant agreement, restricted stock and RSUs may be eligible to accrue all dividends declared on the Company's common stock during the vesting period; however, such dividends are not paid until the restrictions lapse.

Stock Units

The Company previously had a shareholder approved deferred compensation program for certain of its executive officers that allowed them to defer a portion of their cash compensation. Previously, these executive officers could allocate their deferrals to a stock unit account. Each stock unit is equal in value to one share of the Company's common stock. The Company matched deferrals used to purchase stock units with a 25% Company allocation of stock units. The value of deferred stock unit accounts is paid in shares of the Company's common stock when an executive officer retires or terminates employment. There were 3,889 and 5,337 stock units allocated to the accounts of these executive officers at December 25, 2010 and December 26, 2009, respectively. As a result of an amendment to the plan, no additional deferrals can be allocated to the stock unit accounts.

Stock Options

The Company's stock options generally are issued at a price equal to fair market value on the grant date and typically expire within seven years of the grant date. Stock options granted under the OfficeMax Incentive and Performance Plan generally vest over a three year period. In 2010, 2009 and 2008, the Company recognized $5.2 million, $2.4 million and $0.2 million, respectively, of pre-tax compensation expense and additional paid-in capital related to stock options. The remaining compensation expense to be recognized related to outstanding stock options, net of estimated forfeitures, is approximately $12.4 million.

A summary of stock option activity for the years ended December 25, 2010, December 26, 2009 and December 27, 2008 is presented in the following table:

	2010		2009		2008	
	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price
Balance at beginning of year	3,249,773	$15.14	1,495,795	$31.95	1,596,295	$31.84
Options granted	2,060,246	16.24	2,071,360	4.77	—	—
Options exercised	(408,519)	4.80	—	—	—	—
Options forfeited and expired	(588,210)	16.02	(317,382)	26.70	(100,500)	30.08
Balance at end of year	4,313,290	$16.52	3,249,773	$15.14	1,495,795	$31.95
Exercisable at end of year	1,301,257		1,225,646		1,400,462	
Weighted average fair value of options granted (Black-Scholes)	$ 8.08		$ 2.63		$ —	

The following table provides summarized information about stock options outstanding at December 25, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$2.50	11,171	—	$ 2.50	11,171	$ 2.50
$4.00 – $5.00	1,355,269	5.1	4.75	233,926	4.71
$12.00 – $16.00	915,690	6.1	14.52	—	—
$18.00 – $28.00	1,356,200	5.4	20.84	381,200	27.71
$28.01 – $39.00	674,960	2.0	34.44	674,960	34.44

At December 25, 2010, the aggregate intrinsic value was $21.3 million for outstanding stock options and $3.3 million for exercisable stock options. The aggregate intrinsic value represents the total pre-tax intrinsic value (i.e. the difference between the Company's closing stock price on the last trading day of the fourth quarter of 2010 and the exercise price, multiplied by the number of in-the-money stock options at the end of the quarter).

In 2010, the Company granted stock options for 2,060,246 shares of our common stock and estimated the fair value of each stock option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.12%, expected life of 3.7 years and expected stock price volatility of 67.21%. In 2009, the Company granted stock options for 2,071,360 shares of our common stock and estimated the fair value of each stock option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of

2.2%, expected life of 3.0 years and expected stock price volatility of 87.3%. The risk-free interest rate assumptions are based on the applicable Treasury bill rates over the options' expected lives; the expected life assumptions are based on the time period stock options are expected to be outstanding based on historical experience; and the expected stock price volatility assumptions are based on the historical and implied volatility of the Company's common stock. The Company did not grant any stock options during 2008.

14. Segment Information

The Company manages its business using three reportable segments: Contract, Retail, and Corporate and Other. Management reviews the performance of the Company based on these segments.

Contract distributes a broad line of items for the office, including office supplies and paper, technology products and solutions, print and document services and office furniture. Contract sells directly to large corporate and government offices, as well as to small and medium-sized offices in the United States, Canada, Australia and New Zealand. This segment markets and sells through field salespeople, outbound telesales, catalogs, the Internet and in some markets, including Canada, Australia and New Zealand, through office products stores. Substantially all products sold by Contract are purchased from third-party manufacturers or industry wholesalers, except office papers. Contract purchases office papers primarily from Boise White Paper, L.L.C., under a 12-year paper supply contract.

Retail is a retail distributor of office supplies and paper, print and document services, technology products and solutions and office furniture. In addition, this segment contracts with large national retail chains to supply office and school supplies to be sold in their stores. Retail office supply stores feature OfficeMax ImPress, an in-store module devoted to print-for-pay and related services. Retail has operations in the United States, Puerto Rico and the U.S. Virgin Islands. The retail segment also operates office products stores in Mexico through a 51%-owned joint venture. Substantially all products sold by Retail are purchased from third-party manufacturers or industry wholesalers, except office papers. Retail purchases office papers primarily from Boise White Paper, L.L.C., under the paper supply contract described above.

Corporate and Other includes corporate support staff services and certain other legacy expenses as well as the related assets and liabilities. The income and expense related to certain assets and liabilities that are reported in the Corporate and Other segment have been allocated to the Contract and Retail segments.

Management evaluates the segments' performances using segment income (loss) which is based on operating income (loss) after eliminating the effect of certain operating items that are not indicative of our core operations such as severances, facility closures and adjustments, and asset impairments. These certain operating items are reported on the goodwill and other asset impairments and the other operating expenses lines in the Consolidated Statements of Operations.

The following table summarizes by geography, net sales for fiscal years 2010, 2009 and 2008, and non-current assets at each year-end:

	2010	2009	2008
		(millions)	
Net sales			
United States	$5,770.0	$5,952.8	$6,728.5
Foreign	1,380.0	1,259.3	1,538.5
Total	$7,150.0	$7,212.1	$8,267.0
Non-current assets			
United States	$1,925.0	$1,909.8	$2,187.3
Foreign	139.6	138.4	131.3
Total	$2,064.6	$2,048.2	$2,318.6

There is no single customer that accounts for 10% or more of consolidated trade sales.

Segment sales to external customers by product line are as follows:

	2010	2009	2008
		(millions)	
Contract			
Office supplies and paper	$2,086.6	$2,138.5	$2,518.7
Technology products	1,185.5	1,174.0	1,299.2
Office furniture	362.1	344.2	492.1
Total	$3,634.2	$3,656.7	$4,310.0
Retail			
Office supplies and paper	$1,469.2	$1,446.9	$1,551.7
Technology products	1,837.8	1,872.6	2,052.6
Office furniture	208.8	235.9	352.7
Total	$3,515.8	$3,555.4	$3,957.0
Total OfficeMax			
Office supplies and paper	$3,555.8	$3,585.4	$4,070.4
Technology products	3,023.3	3,046.6	3,351.8
Office furniture	570.9	580.1	844.8
Total	$7,150.0	$7,212.1	$8,267.0

The following tables contain details of the Company's operations by segment:

	Sales	Segment income	Goodwill and other asset impairments	Other operating, net	Operating income	Interest and other, net	Income (loss) before income taxes
				(millions)			
Year ended December 25, 2010							
Contract	$3,634.2	$ 94.3	$ —	$ —	$ 94.3		
Retail	3,515.8	103.9	(11.0)	(12.5)	80.4		
Corporate and Other	—	(37.6)	—	9.4	(28.2)		
Total	$7,150.0	$160.6	$ (11.0)	$ (3.1)	$ 146.5	$(30.8)	$ 115.7
Year ended December 26, 2009							
Contract	$3,656.7	$ 58.0	$ —	$(15.3)	$ 42.7		
Retail	3,555.4	44.9	(17.6)	(33.3)	(6.0)		
Corporate and Other	—	(40.0)	—	(0.7)	(40.7)		
Total	$7,212.1	$ 62.9	$ (17.6)	$(49.3)	$ (4.0)	$(26.3)	$ (30.3)
Year ended December 27, 2008							
Contract	$4,310.0	$167.3	$ (815.5)	$ (9.3)	$ (657.5)		
Retail	3,957.0	61.2	(548.9)	(17.4)	(505.1)		
Corporate and Other	—	(36.6)	(735.8)	(1.2)	(773.6)		
Total	$8,267.0	$191.9	$(2,100.2)	$(27.9)	$(1,936.2)	$(36.2)	$(1,972.4)

	Selected components of income (loss)		Selected balance sheet items		
	Earnings from affiliates	Depreciation and amortization	Capital expenditures	Assets	Investments in affiliates
			(millions)		
Year ended December 25, 2010					
Contract	$ —	$ 51.6	$ 61.2	$1,039.8	$ —
Retail	—	49.3	32.3	1,209.6	—
Corporate and Other	7.3	—	—	1,829.5	175.0
Total	$ 7.3	$ 100.9	$ 93.5	$4,078.9	$ 175.0
Year ended December 26, 2009					
Contract	$ —	$ 57.5	$ 18.0	$1,035.2	$ —
Retail	—	58.9	20.3	1,239.6	—
Corporate and Other	6.7	—	—	1,794.7	175.0
Total	$ 6.7	$ 116.4	$ 38.3	$4,069.5	$ 175.0
Year ended December 27, 2008					
Contract	$ —	$ 65.6	$ 34.2	$ 895.4	$ —
Retail	—	77.2	109.8	1,504.8	—
Corporate and Other	6.2	0.1	—	1,773.4	175.0
Total	$ 6.2	$ 142.9	$ 144.0	$4,173.6	$ 175.0

15. Commitments and Guarantees

Commitments

The Company has commitments for minimum lease payments due under noncancelable leases and for the repayment of outstanding long-term debt. In addition, the Company has purchase obligations for goods and services and capital expenditures that were entered into in the normal course of business. As previously disclosed, we have liabilities associated with retirement and benefit plans.

In connection with the sale of our paper, forest products and timberland assets in 2004, the Company entered into a paper supply contract with a former affiliate of Boise Cascade, L.L.C., Boise White Paper, L.L.C., now owned by Boise Inc., under which we are obligated to purchase our North American requirements for cut-size office paper, to the extent Boise White Paper, L.L.C. or its successor, produces such paper, until December 2012, at prices approximating market levels. The Company's purchase obligations under the agreement will phase-out over a four-year period beginning one year after the delivery of notice of termination, but not prior to December 31, 2012. Purchases under the agreement were $615.6 million, $633.9 million and $668.3 million for 2010, 2009 and 2008, respectively.

In accordance with an amended and restated joint venture agreement, the minority owner of Grupo OfficeMax, our joint-venture in Mexico, can elect to require OfficeMax to purchase the minority owner's 49% interest in the joint venture if certain earnings targets are achieved. Earnings targets are calculated quarterly on a rolling four-quarter basis. Accordingly, the targets may be achieved in one quarter but not in the next. If the earnings targets are achieved and the minority owner elects to require OfficeMax to purchase the minority owner's interest, the purchase price is based on the joint venture's earnings and the current market multiples of similar companies. At the end of 2010, Grupo OfficeMax met the earnings targets and the estimated purchase price of the minority owner's interest was $48.8 million. As the estimated purchase price was greater at the end of 2010 than the carrying value of the noncontrolling interest, the Company recorded an adjustment to state the noncontrolling interest at the estimated purchase price, and, as the estimated purchase price approximates fair value, the offset was recorded to additional paid-in capital.

Guarantees

The Company provides guarantees, indemnifications and assurances to others.

Indemnification obligations may arise from the Asset Purchase Agreement between OfficeMax Incorporated, OfficeMax Southern Company, Minidoka Paper Company, Forest Products Holdings, L.L.C. and Boise Land & Timber Corp. The Company has agreed to provide indemnification with respect to a variety of obligations. These indemnification obligations are subject, in some cases, to survival periods, deductibles and caps. At December 25, 2010, the Company is not aware of any material liabilities arising from these indemnifications.

There are eight operating leases that have been assigned to other parties but for which the Company remains contingently liable in the event of nonpayment by the other parties. The lease terms vary and, assuming exercise of renewal options, extend through 2019. Annual rental payments under these leases are approximately $4.3 million.

The Company and its affiliates enter into a wide range of indemnification arrangements in the ordinary course of business. These include tort indemnifications, tax indemnifications, officer and director indemnifications against third-party claims arising out of arrangements to provide services to the Company and indemnifications in merger and acquisition agreements. It is impossible to quantify the maximum potential liability under these indemnifications. At December 25, 2010, the Company is not aware of any material liabilities arising from these indemnifications.

16. Legal Proceedings and Contingencies

OfficeMax Incorporated and certain of its subsidiaries are named as defendants in a number of lawsuits, claims and proceedings arising out of the operation of the paper and forest products assets prior to the closing of the 2004 sale transaction, for which OfficeMax agreed to retain responsibility. Also, as part of the sale, we agreed to retain responsibility for all pending or threatened proceedings and future proceedings alleging asbestos-related injuries arising out of the operation of the paper and forest products assets prior to the closing of the sale. We do not believe any of these retained proceedings are material to our business.

We have been notified that we are a "potentially responsible party" under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar federal and state laws, or have received a claim from a private party, with respect to certain sites where hazardous substances or other contaminants are or may be located. These sites relate to operations either no longer owned by the Company or unrelated to its ongoing operations. For sites where a range of potential liability can be determined, we have established appropriate reserves. We cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties or the amount of time necessary to complete the cleanups. Based on our investigations; our experience with respect to cleanup of hazardous substances; the fact that expenditures will, in many cases, be incurred over extended periods of time; and in some cases, the number of solvent potentially responsible parties, we do not believe that the known actual and potential response costs will, in the aggregate, materially affect our financial position, results of operations or cash flows.

Over the past several years and continuing in the current year, we have been named a defendant in a number of cases where the plaintiffs allege asbestos-related injuries from exposure to asbestos products or exposure to asbestos while working at job sites. The claims vary widely and often are not specific about the plaintiffs' contacts with the Company. None of the claimants seeks damages from us individually, and we are generally one of numerous defendants. Many of the cases filed against us have been voluntarily dismissed, although we have settled some cases. The settlements we have paid have been covered mostly by insurance, and we believe any future settlements or judgments in these cases would be similarly covered. To date, no asbestos case against us has gone to trial, and the nature of these cases makes any prediction as to the outcome of pending litigation inherently subjective. At this time, however, we believe our involvement in asbestos litigation is not material to either our financial position or our results of operations.

17. Quarterly Results of Operations (unaudited)

Summarized quarterly financial data is as follows:

	2010				2009			
	First(a)	Second(b)	Third	Fourth(c)	First(d)	Second(e)	Third(f)	Fourth(g)
	(millions, except per-share and stock price information)							
Sales	$1,917.3	$1,653.2	$1,813.4	$1,766.2	$1,911.7	$1,657.9	$1,831.9	$1,810.5
Gross Profit	$ 505.5	$ 427.7	$ 470.4	$ 446.0	$ 465.6	$ 394.9	$ 434.7	$ 442.4
Percent of sales	*26.4%*	*25.9%*	*25.9%*	*25.3%*	*24.4%*	*23.8%*	*23.7%*	*24.4%*
Operating income	$ 49.4	$ 28.1	$ 40.9	$ 28.1	$ 27.5	$ (27.5)	$ 25.2	$ (29.2)
Net income (loss) available to OfficeMax common shareholders	$ 24.8	$ 11.8	$ 20.0	$ 12.1	$ 13.1	$ (17.7)	$ 5.7	$ (3.2)
Net income (loss) per common share available to OfficeMax common shareholders(h)								
Basic	$ 0.29	$ 0.14	$ 0.23	$ 0.14	$ 0.17	$ (0.23)	$ 0.07	$ (0.04)
Diluted	$ 0.29	$ 0.14	$ 0.23	$ 0.14	$ 0.17	$ (0.23)	$ 0.07	$ (0.04)
Common stock dividends paid per share	—	—	—	—	—	—	—	—
Common stock prices(i)								
High	$ 17.34	$ 19.79	$ 15.81	$ 19.20	$ 8.44	$ 9.49	$ 13.92	$ 14.50
Low	$ 12.60	$ 14.21	$ 9.67	$ 12.73	$ 1.86	$ 2.88	$ 4.81	$ 9.58

(a) Includes a $13.4 million pre-tax charge related to Retail store closures in the U.S., and a $0.8 million pre-tax charge for severance related to Contract reorganizations.

(b) Includes a $1.1 million pre-tax charge related to Retail store closures in the U.S., and a $3.9 million of pre-tax income related to the adjustment of a reserve associated with our legacy building materials manufacturing facility near Elma, Washington.

(c) Includes an $11.0 million non-cash pre-tax charge to impair fixed assets associated with our Retail stores in the U.S., $2.8 million of pre-tax income related to the adjustment of previously established reserves for severance and store closures and a $5.5 million of pre-tax income related to the adjustment of a reserve associated with our legacy building materials manufacturing facility near Elma, Washington.

(d) Includes a $9.9 million pre-tax charge related to Retail store closures in the U.S., and a pre-tax benefit of $2.6 million recorded as other income related to tax distributions on the Boise Investment.

(e) Includes a $21.3 million pre-tax charge primarily related to Retail store closures in the U.S., a $6.9 million pre-tax severance charge recorded in the Contract segment, and a pre-tax benefit of $4.4 million recorded as interest income related to a tax escrow balance established in a prior period in connection with our legacy Voyageur Panel business sold in 2004.

(f) Includes a $1.5 million pre-tax severance charge recorded in the Contract segment.

(g) Includes a $17.6 million non-cash pre-tax charge to impair fixed assets associated with our Retail stores in the U.S. and Mexico and $9.6 million of pre-tax severance and other charges, principally related to reorganizations of our U.S. and Canadian Contract sales forces and customer fulfillment centers, as well as a streamlining of our Retail store staffing. Also includes the release of $14.9 million in tax uncertainty reserves related to the deductibility of interest on certain of our industrial revenue bonds.

(h) Quarters added together may not equal full year amount because each quarter is calculated on a stand-alone basis.

(i) The Company's common stock (symbol OMX) is traded on the New York Stock Exchange.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
OfficeMax Incorporated:

We have audited the accompanying consolidated balance sheets of OfficeMax Incorporated and subsidiaries as of December 25, 2010 and December 26, 2009, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 25, 2010. We also have audited OfficeMax Incorporated's internal control over financial reporting as of December 25, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). OfficeMax Incorporated's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OfficeMax Incorporated and subsidiaries as of December 25, 2010 and December 26, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 25, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, OfficeMax Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 25, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by (COSO).

KPMG LLP

Chicago, Illinois
February 21, 2011

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our independent registered public accounting firm regarding accounting or financial disclosure matters.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures*

As of the end of the period covered by this report, the chief executive officer and chief financial officer directed and supervised an evaluation of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The evaluation was conducted to determine whether the Company's disclosure controls and procedures were effective in bringing material information about the Company to the attention of senior management. Based on this evaluation, our chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures were effective in alerting them in a timely manner to material information that the Company is required to disclose in its filings with the Securities and Exchange Commission.

(b) *Management's Report on Internal Control Over Financial Reporting*

OfficeMax's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended). Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 25, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.*

Based on this assessment, management concluded that as of December 25, 2010, OfficeMax's internal control over financial reporting was effective.

KPMG LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting. That report is included on page 79 of this Form 10-K.

(c) *Changes in Internal Control Over Financial Reporting*

There was no change in the Company's internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

(a) None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning directors and nominees for director is presented under the caption "Board of Directors" in our proxy statement and is incorporated herein by reference.

Information concerning our executive officers is presented under the caption "Executive Officers of the Registrant" in Part 1 of this Form 10-K and is incorporated herein by reference.

Information concerning our Audit Committee and our Audit Committee financial expert is set forth under the caption "Audit Committee Report" in our proxy statement and is incorporated herein by reference.

Information concerning the procedures by which security holders may recommend nominees to our Board of Directors is set forth under the caption "Other Information—Stockholder Nominations for Directors" in our proxy statement and is incorporated herein by reference.

Information concerning compliance with Section 16 of the Securities Exchange Act of 1934 is set forth under the caption "Stock Ownership—Section 16(a) Beneficial Ownership Reporting Compliance" in our proxy statement and is incorporated herein by reference.

We have adopted a Code of Ethics that applies to all OfficeMax employees and directors, including our senior financial officers. The Code is available, free of charge, on our website at investor.officemax.com by clicking on "Code of Ethics." You also may obtain copies of this Code, free of charge, by contacting our Investor Relations Department, 263 Shuman Boulevard, Naperville, Illinois 60563, or by calling (630) 864-6800. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to disclose such amendments or waivers by posting the required information on our website at the address above.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning compensation of OfficeMax's executive officers and directors for the year ended December 25, 2010, is presented under the captions "Executive Compensation," "Summary Compensation Table," "Award Tables," "Other Compensation and Benefit Plans," "Estimated Current Value of Change in Control Benefits," "Estimated Termination Benefits" and "Director Compensation" in our proxy statement. This information is incorporated herein by reference.

Information concerning compensation committee interlocks is presented under the caption "Executive Compensation Committee Interlocks and Insider Participation" in our proxy statement and is incorporated herein by reference.

The report of our Executive Compensation Committee can be found under the caption "Executive Compensation Committee Report" in our proxy statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning the security ownership of certain beneficial owners as of December 31, 2010, is set forth under the caption "Stock Ownership—Ownership of More Than 5% of OfficeMax Stock" in our proxy statement and is incorporated herein by reference.

Information concerning the security ownership of our directors and executive officers as of December 31, 2010, is set forth under the caption "Stock Ownership—Directors and Executive Officers" in our proxy statement and is incorporated herein by reference.

Our shareholders have approved all of the Company's equity compensation plans, including the Director Stock Compensation Plan (the "DSCP"), the 2003 Director Stock Compensation Plan (the "2003 DSCP") and the 2003 OfficeMax Incentive and Performance Plan (the "2003 Plan"), formerly the Boise Incentive and Performance Plan. These plans are designed to further align our directors' and management's interests with the Company's long-term performance and the long-term interests of our shareholders. The following table provides information regarding the equity securities that may be issued under our equity compensation plans as of December 25, 2010.

Equity Compensation Plan Information(a)

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) (#)
Equity compensation plans approved by security holders	6,420,536(b)	$11.10	5,928,264(c)
Equity compensation plans not approved by security holders	—	—	—
Total	6,420,536	$11.10	5,928,264

(a) Neither of the following are included in this table: (a) Series D Preferred Stock in the Employee Stock Ownership Plan (ESOP) fund or (b) the deferred stock unit components of the Company's 2001 Key Executive Deferred Compensation Plan.

(b) Includes 7,475 shares issuable under the DSCP, 3,696 shares issuable under the 2003 DSCP, 9,000 shares issuable under the Director Stock Option Plan, 781,160 shares issuable under the Key Executive Stock Option Plan, and 5,619,205 shares issuable under the 2003 Plan. The Director Stock Option Plan and Key Executive Stock Option Plan have been replaced by the 2003 Plan.

(c) As of December 25, 2010, 53,491 shares were issuable under the 2003 DSCP and 5,874,773 shares were issuable under the 2003 Plan.

See Note 13, "Shareholders Equity," of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this form 10-K for additional information related to our equity compensation plans.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning the independence of our directors, certain relationships and related transactions during 2010 and our policies with respect to such transactions is set forth under the captions "Board of Directors—Director Independence" and "Board of Directors—Board of Directors Related Transactions" in our proxy statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning principal accountant fees and services is set forth under the captions "Items You May Vote On—Appointment of Independent Registered Public Accounting Firm" and "Audit Committee Report—Audit, Audit Related, and Other Nonaudit Services" in our proxy statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Form 10-K:

(1) Consolidated Financial Statements.

The Consolidated Financial Statements, the Notes to Consolidated Financial Statements and the Report of Independent Registered Public Accounting Firm are presented in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

- Consolidated Balance Sheets as of December 25, 2010 and December 26, 2009.
- Consolidated Statements of Operations for the years ended December 25, 2010, December 26, 2009 and December 27, 2008.
- Consolidated Statements of Cash Flows for the years ended December 25, 2010, December 26, 2009 and December 27, 2008.
- Consolidated Statements of Equity for the years ended December 25, 2010, December 26, 2009 and December 27, 2008.
- Notes to Consolidated Financial Statements.
- Report of Independent Registered Public Accounting Firm.

(2) Financial Statement Schedules.

All financial statement schedules have been omitted because they are inapplicable, not required or shown in the financial statements and notes in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

(3) Exhibits.

A list of the exhibits required to be filed as part of this report is set forth in the Index to Exhibits, which immediately precedes such exhibits and is incorporated herein by reference.

(b) Exhibits.

See Index to Exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OfficeMax Incorporated

By /s/ RAVICHANDRA SALIGRAM

Ravichandra Saligram
Chief Executive Officer

Dated: February 21, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 21, 2011.

Signature	Capacity
(i) Principal Executive Officer:	
/s/ RAVICHANDRA SALIGRAM **Ravichandra Saligram**	Chief Executive Officer
(ii) Principal Financial Officer:	
/s/ BRUCE BESANKO **Bruce Besanko**	Executive Vice President, Chief Financial Officer and Chief Administrative Officer
(iii) Principal Accounting Officer:	
/s/ DEBORAH A. O'CONNOR **Deborah A. O'Connor**	Senior Vice President, Finance and Chief Accounting Officer

(iv) Directors:

/s/ DORRIT J. BERN **Dorrit J. Bern**	/s/ WARREN F. BRYANT **Warren F. Bryant**
/s/ JOSEPH M. DEPINTO **Joseph M. DePinto**	/s/ WILLIAM J. MONTGORIS **William J. Montgoris**
/s/ RAKESH GANGWAL **Rakesh Gangwal**	/s/ RAVICHANDRA SALIGRAM **Ravichandra Saligram**
/s/ FRANCESCA RUIZ DE LUZURIAGA **Francesca Ruiz de Luzuriaga**	/s/ DAVID M. SZYMANSKI **David M. Szymanski**

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of OfficeMax Incorporated:

We consent to the incorporation by reference in the registration statement (No. 333-162866) on Form S-1; the registration statements (Nos. 2-72176, 33-28595, 33-21964, 33-31642, 333-105223, 333-105245, 333-37124, 333-86425, 333-86427, 333-61106, 333-113648, 333-110397, 333-150957 and 333-166880) on Form S-8; and the registration statements (Nos. 333-41033, 333-74450 and 333-86362) on Form S-3 of OfficeMax Incorporated of our report dated February 21, 2011, with respect to the consolidated balance sheets of OfficeMax Incorporated as of December 25, 2010 and December 26, 2009, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 25, 2010, and the effectiveness of internal control over financial reporting as of December 25, 2010, which report appears in the December 25, 2010 annual report on Form 10-K of OfficeMax Incorporated.

/s/ KPMG LLP

KPMG LLP

Chicago, Illinois
February 21, 2011

OFFICEMAX INCORPORATED
INDEX TO EXHIBITS

Filed with the Annual Report on Form 10-K for the fiscal year ended December 25, 2010

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Exhibit Number	Filing Date	
2.1	Asset Purchase Agreement dated July 26, 2004, between Boise Cascade Corporation (now OfficeMax Incorporated), Boise Southern Company, Minidoka Paper Company and Forest Products Holdings, L.L.C., and Boise Land & Timber Corp.	8-K	001-05057	2	7/28/2004	
3.1	Conformed Restated Certificate of Incorporation, as restated to date	S-1	333-162866	3.1.1	11/4/2009	
3.2	Amended and Restated Bylaws, as amended to February 12, 2009	8-K	001-05057	3.1	2/18/2009	
4.1(1)	Trust Indenture between Boise Cascade Corporation (now OfficeMax Incorporated) and Morgan Guaranty Trust Company of New York, Trustee, dated October 1, 1985, as amended	S-3	33-5673	4	5/13/1986	
4.2	Amended and Restated Loan and Security Agreement dated as of July 12, 2007	8-K	001-05057	99.1	7/18/2007	
4.3	Indenture dated as of December 21, 2004 by and between OMX Timber Finance Investments II, LLC, as the Issuer and Wells Fargo Bank Northwest, N.A., as Trustee	8-K	001-05057	99.1	9/22/2008	
4.4	Indenture dated as of December 21, 2004 by and between OMX Timber Finance Investments I, LLC, as the Issuer and Wells Fargo Bank Northwest, N.A., as Trustee	S-1/A	333-162866	4.4	12/14/2009	
9	Inapplicable					
10.1(a)	Paper Purchase Agreement between Boise White Paper, L.L.C., OfficeMax Contract, Inc., and OfficeMax North America, Inc.	10-Q	001-05057	10.1	11/9/2004	
10.2	Installment Note for $559,500,000 between Boise Land & Timber, L.L.C. (Maker) and Boise Cascade Corporation (now OfficeMax Incorporated) (Initial Holder) dated October 29, 2004	10-Q	001-05057	10.3	11/9/2004	
10.3	Installment Note for $258,000,000 between Boise Land & Timber, L.L.C. (Maker) and Boise Southern Company (Initial Holder) dated October 29, 2004	10-Q	001-05057	10.4	11/9/2004	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Exhibit Number	Filing Date	
10.4	Installment Note for $817,500,000 between Boise Land & Timber II, L.L.C. (Maker) and Boise Cascade Corporation (now OfficeMax Incorporated) (Initial Holder) dated October 29, 2004	10-Q	001-05057	10.5	11/9/2004	
10.5	Guaranty by Wachovia Corporation dated October 29, 2004	10-Q	001-05057	10.6	11/9/2004	
10.6	Guaranty by Lehman Brothers Holdings Inc. dated October 29, 2004	10-Q	001-05057	10.7	11/9/2004	
10.7	Registration Rights Agreement among Boise Cascade Corporation (now OfficeMax Incorporated), Forest Products Holdings, L.L.C., and Boise Cascade Holdings, L.L.C. dated October 29, 2004	10-Q	001-05057	10.11	11/9/2004	
10.8	Restructuring Agreement and Amendment No. 1 to Securityholders Agreement by and among Boise Cascade Holdings, L.L.C., Boise Cascade, L.L.C., Boise Land & Timber Corp., Forest Product Holdings, L.L.C., OfficeMax Incorporated and Kooskia Investment Corporation	8-K	001-05057	99.1	11/15/2006	
10.9	Boise Cascade Holdings, L.L.C. Second Amended and Restated Operating Agreement	8-K	001-05057	99.2	11/16/2006	
10.10	Securityholders Agreement among Boise Cascade Corporation (now OfficeMax incorporated), Forest Products Holdings, L.L.C., and Boise Cascade Holdings, L.L.C., dated October 29, 2004	10-Q	001-05057	10.14	11/9/2004	
10.11	Purchase Agreement dated December 13, 2004, between OMX Timber Finance Investments I, LLC, OMX Timber Finance Investments II, LLC, OfficeMax Incorporated, Wachovia Capital Markets, LLC, and Lehman Brothers Inc.	8-K	001-05057	10.1	12/17/2004	
10.12	Indemnification Agreement dated December 13, 2004, between Wachovia Corporation, Lehman Brothers Holdings Inc., OMX Timber Finance Investments I, LLC, OMX Timber Finance Investments II, LLC, OfficeMax Incorporated, Wachovia Capital Markets, LLC, Lehman Brothers Inc.	8-K	001-05057	10.2	12/17/2004	
10.13†	Executive Savings Deferral Plan	8-K	001-05057	10.2	12/15/2004	
10.14†	2005 Deferred Compensation Plan	8-K	001-05057	10.3	12/15/2004	
10.15†	2005 Directors Deferred Compensation Plan	8-K	001-05057	10.4	12/15/2004	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Exhibit Number	Filing Date	
10.16†	Directors Compensation Summary Sheet					X
10.17†	Form of OfficeMax Incorporated Nonstatutory Stock Option Agreement	8-K	001-05057	10.1	1/6/2005	
10.18†	Executive Life Insurance Program	8-K	001-05057	10.1	2/16/2005	
10.19†	Officer Annual Physical Program	8-K	001-05057	10.2	2/16/2005	
10.20†	Financial Counseling Program	8-K	001-05057	10.3	2/16/2005	
10.21†	Executive Officer Mandatory Retirement Policy	10-K	001-05057	10.31	3/16/2005	
10.22†	1982 Executive Officer Deferred Compensation Plan, as amended through September 26, 2003	10-K	001-05057	10.4	3/2/2004	
10.23†	Nonbusiness Use of Corporate Aircraft Policy, as amended	10-K	001-05057	10.13	3/14/1994	
10.24†	Supplemental Early Retirement Plan for Executive Officers, as amended through September 26, 2003	10-K	001-05057	10.6	3/2/2004	
10.25†	Boise Cascade Corporation (now OfficeMax Incorporated) Supplemental Pension Plan, as amended through September 26, 2003	10-K	001-05057	10.7	3/2/2004	
10.26†	1980 Split Dollar Life Insurance Plan, as amended through September 25, 2003	10-K	001-05057	10.10	3/2/2004	
10.27†	Form of Directors' Indemnification Agreement, as revised September 26, 2003	10-K	001-05057	10.15	3/2/2004	
10.28(2)†	Deferred Compensation and Benefits Trust, as amended for the Form of Sixth Amendment dated May 1, 2001	10-Q	001-05057	10	11/13/2001	
10.29†	Director Stock Compensation Plan, as amended through September 26, 2003	10-K	001-05057	10.17	3/2/2004	
10.30†	Directors Stock Option Plan, as amended through September 26, 2003	10-K	001-05057	10.18	3/2/2004	
10.31†	2001 Key Executive Deferred Compensation Plan, as amended through September 26, 2003	10-K	001-05057	10.23	3/2/2004	
10.32†	2001 Board of Directors Deferred Compensation Plan, as amended through September 26, 2003	10-K	001-05057	10.24	3/2/2004	
10.33†	Key Executive Performance Unit Plan, as amended through September 26, 2003	10-K	001-05057	10.25	3/2/2004	
10.34†	2003 Director Stock Compensation Plan, as amended through September 26, 2003	10-K	001-05057	10.26	3/2/2004	
10.35†	Nonstatutory Stock Option Award Agreement between OfficeMax Incorporated and Sam Duncan dated April 18, 2005—70,000 shares	8-K	001-05057	10.2	4/20/2005	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Exhibit Number	Filing Date	
10.36†	Nonstatutory Stock Option Award Agreement between OfficeMax Incorporated and Sam Duncan dated April 18, 2005—180,000 shares	8-K	001-05057	10.3	4/20/2005	
10.37	Amended and Restated Going Public Agreement dated as of May 17, 2005	8-K	001-05057	10.1	5/23/2005	
10.38†	Amendment to the OfficeMax Incorporated 2003 Director Stock Compensation Plan	8-K	001-05057	—	2/20/2007	
10.39†	Amendment to OfficeMax Incorporated Executive Savings Deferral Plan	8-K	001-05057	99.2	12/14/2005	
10.40†	Form of 2006 Restricted Stock Unit Award Agreement	8-K	001-05057	10.2	2/15/2006	
10.41†	Form of 2007 Directors' Restricted Stock Unit Award Agreement	8-K	001-05057	99.3	8/1/2007	
10.42	Nondisclosure and Noncompetition Agreement between OfficeMax Incorporated and Mr. Martin dated September 13, 2007	8-K	001-05057	99.4	9/19/2007	
10.43†	Form of 2008 Restricted Stock Unit Award Agreement (Performance Based)	8-K	001-05057	99.2	2/26/2008	
10.44†	Form of 2008 Restricted Stock Unit Award Agreement (Time Based)	10-Q	001-05057	10.3	5/7/2008	
10.45†	Form of 2008 Director Restricted Stock Unit Award Agreement	8-K	001-05057	99.2	7/29/2008	
10.46†	Executive Officer Severance Pay Policy	10-Q	001-05057	10.4	11/6/2008	
10.47†	Form of Executive Officer Change in Control Severance Agreement	10-Q	001-05057	10.5	11/6/2008	
10.48†	Amendment to OfficeMax Incorporated 2005 Directors Deferred Compensation Plan	10-Q	001-05057	10.6	11/6/2008	
10.49†	Form of Amendment of OfficeMax Incorporated Executive Savings Deferral Plan	8-K	001-05057	99.1	1/28/2009	
10.50†	Form of 2009 Annual Incentive Award Agreement	8-K	001-05057	99.2	2/18/2009	
10.51†	Form of 2009 Restricted Stock Unit Award Agreement (Performance Based)	8-K	001-05057	99.4	2/18/2009	
10.52†	Form of 2009 Nonqualified Stock Option Award Agreement	8-K	001-05057	99.5	2/18/2009	
10.53†	Bruce Besanko Change in Control Agreement dated February 16, 2009	8-K	001-05057	99.1	3/6/2009	
10.54†	Bruce Besanko Nondisclosure and Noncompetition Agreement dated March 2, 2009	8-K	001-05057	99.2	3/6/2009	
10.55†	Form of 2009 Director Restricted Stock Unit Award Agreement	8-K	001-05057	99.1	7/28/2009	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Exhibit Number	Filing Date	
10.56	Contribution Agreement between OfficeMax Incorporated and Evercore Trust Company, N.A., the independent fiduciary of the Master Trust, dated November 3, 2009	8-K	001-05057	99.1	11/4/09	
10.57	Registration Rights Agreement between OfficeMax Incorporated and Evercore Trust Company, N.A., the independent fiduciary of the Master Trust, dated as of November 3, 2009	8-K	001-05057	10.1	11/4/09	
10.58†	Transition and Retirement Agreement between Mr. Duncan and OfficeMax Incorporated dated February 11, 2010	8-K	001-05057	99.2	2/16/2010	
10.59†	Form of 2010 Nonqualified Stock Option Award Agreement	8-K	001-05057	99.5	2/16/2010	
10.60†	2003 OfficeMax Incentive and Performance Plan as amended and restated effective April 14, 2010	DEF14A	001-05057	Appendix A	3/4/2010	
10.61†	Form of 2010 Annual Incentive Award Agreement and form of Annual Incentive Award Agreement issued to Mr. Duncan	10-Q	001-05057	10.3	4/30/2010	
10.62†	Form of 2010 Restricted Stock Unit Award Agreement (Performance Based)	10-Q	001-05057	10.4	4/30/2010	
10.63†	Form of 2010 Director Restricted Stock Unit Award Agreement	8-K	001-05057	99.2	8/3/2010	
10.64†	Form of 2010 Restricted Stock Unit Award Agreement (Time Based)	8-K	001-05057	99.1	8/18/2010	
10.65†	Employment Agreement between OfficeMax Incorporated and Ravi Saligram dated October 13, 2010	8-K	001-05057	10.1	10/19/2010	
10.66†	Form of Annual Incentive Award Agreement between OfficeMax Incorporated and Ravi Saligram	8-K	001-05057	10.2	10/19/2010	
10.67†	Form of 2010 Nonqualified Stock Option Award Agreement between OfficeMax Incorporated and Ravi Saligram (first)	8-K	001-05057	10.3	10/19/2010	
10.68†	Form of 2010 Nonqualified Stock Option Award Agreement between OfficeMax Incorporated and Ravi Saligram (second)	8-K	001-05057	10.4	10/19/2010	
10.69†	Form of Restricted Stock Unit Award Agreement—Time-Based between OfficeMax Incorporated and Ravi Saligram	8-K	001-05057	10.5	10/19/2010	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File Number	Exhibit Number	Filing Date	
10.70†	Form of Change in Control Letter Agreement between OfficeMax Incorporated and Ravi Saligram	8-K	001-05057	10.6	10/19/2010	
10.71†	Form of Nondisclosure and Fair Competition Agreement between OfficeMax Incorporated and Ravi Saligram	8-K	001-05057	10.7	10/19/2010	
11	Inapplicable					
12	Inapplicable					
13	Inapplicable					
14(3)	Code of Ethics					
16	Inapplicable					
18	Inapplicable					
21	Significant subsidiaries of the registrant					X
22	Inapplicable					
23	Consent of KPMG LLP, independent registered public accounting firm (see page 85)					X
24	Inapplicable					
31.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32	Section 906 Certifications of Chief Executive Officer and Chief Financial Officer of OfficeMax Incorporated					X

† Indicates exhibits that constitute management contracts or compensatory plans or arrangements.

(a) Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(1) The Trust Indenture between Boise Cascade Corporation (now known as OfficeMax Incorporated) and Morgan Guaranty Trust Company of New York, Trustee, dated October 1, 1985, as amended, was filed as exhibit 4 in the Registration Statement on Form S-3 No. 33-5673, filed May 13, 1986. The Trust Indenture has been supplemented on seven occasions as follows: The First Supplemental Indenture, dated December 20, 1989, was filed as exhibit 4.2 in the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 No. 33-32584, filed December 20, 1989. The Second Supplemental Indenture, dated August 1, 1990, was filed as exhibit 4.1 in our Current Report on Form 8-K filed on August 10, 1990. The Third Supplemental Indenture, dated December 5, 2001, between Boise Cascade Corporation and BNY Western Trust Company, as trustee, to the Trust Indenture dated as of October 1, 1985, between Boise Cascade Corporation and U.S. Bank Trust National Association (as successor in interest to Morgan Guaranty Trust Company of New York) was filed as exhibit 99.2 in our Current Report on Form 8-K filed on December 10, 2001. The Fourth Supplemental Indenture dated October 21, 2003, between Boise Cascade Corporation and U.S. Bank Trust National Association was filed as exhibit 4.1 in our Current Report on Form 8-K filed on October 20, 2003. The Fifth Supplemental Indenture dated September 16, 2004, among

Boise Cascade Corporation, U.S. Bank Trust National Association and BNY Western Trust Company was filed as exhibit 4.1 to our Current Report on Form 8-K filed on September 22, 2004. The Sixth Supplemental Indenture dated October 29, 2004, between OfficeMax Incorporated and U.S. Bank Trust National Association was filed as exhibit 4.1 to our Current Report on Form 8-K filed on November 4, 2004. The Seventh Supplemental Indenture, made as of December 22, 2004, between OfficeMax Incorporated and U.S. Bank Trust National Association was filed as exhibit 4.1 to our Current Report on Form 8-K filed on December 22, 2004. Each of the documents referenced in this footnote is incorporated herein by reference.

(2) The Deferred Compensation and Benefits Trust, as amended and restated as of December 13, 1996, was filed as exhibit 10.18 in our Annual Report on Form 10-K for the fiscal year ended December 31, 1996. Amendment No. 4, dated July 29, 1999, to the Deferred Compensation and Benefits Trust was filed as exhibit 10.18 in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999. Amendment No. 5, dated December 6, 2000, to the Deferred Compensation and Benefits Trust was filed as exhibit 10.18 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000. Amendment No. 6, dated May 1, 2001, to the Deferred Compensation and Benefits Trust was filed as exhibit 10 in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. Each of the documents referenced in this footnote is incorporated herein by reference.

(3) Our Code of Ethics can be found on our website investor.officemax.com by clicking on "Code of Ethics."

Exhibit 31.1

CEO CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Ravichandra Saligram, certify that:

1. I have reviewed this annual report on Form 10-K of OfficeMax Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2011

/s/ RAVICHANDRA SALIGRAM

Ravichandra Saligram
Chief Executive Officer

Exhibit 31.2

CFO CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Bruce Besanko, certify that:

1. I have reviewed this annual report on Form 10-K of OfficeMax Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2011

/S/ BRUCE BESANKO

Bruce Besanko
Chief Financial Officer

Exhibit 32

SECTION 906 CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER OF OFFICEMAX INCORPORATED

We are providing this Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C., Section 1350. It accompanies OfficeMax Incorporated's annual report on Form 10-K (the "Report") for the fiscal year ended December 25, 2010.

I, Ravichandra Saligram, OfficeMax Incorporated's chief executive officer, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, OfficeMax Incorporated's financial condition and results of operations.

/s/ RAVICHANDRA SALIGRAM

Ravichandra Saligram
Chief Executive Officer

I, Bruce Besanko, OfficeMax Incorporated's chief financial officer, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, OfficeMax Incorporated's financial condition and results of operations.

/s/ BRUCE BESANKO

Bruce Besanko
Chief Financial Officer

Dated: February 21, 2011

A signed original of this written statement required by Section 906 has been provided to OfficeMax Incorporated and will be retained by OfficeMax Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.

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OfficeMax®
WORK WITH US™

BOARD OF DIRECTORS

Dorrit Bern*
Former Chairman, President and Chief Executive Officer, Charming Shoppes, Inc

Warren Bryant
Former Chairman, President and Chief Executive Officer, Longs Drug Stores Corporation

Joseph DePinto
President and Chief Executive Officer, 7-Eleven, Inc

Rakesh Gangwal
Chairman of the Board, OfficeMax® Incorporated; Former Chairman, President and Chief Executive Officer, Worldspan Technologies, Inc; Former President and Chief Executive Officer, US Airways Group

William Montgoris
Former Chief Operating Officer and Chief Financial Officer, The Bear Stearns Companies Inc.

Francesca Ruiz de Luzuriaga
Independent Business Development Consultant; Former Chief Operating Officer, Mattel Interactive

Ravi Saligram
President and Chief Executive Officer, OfficeMax Incorporated

David Szymanski
Dean, University of Cincinnati College of Business

*Ms. Bern's board membership will end on April 13, 2011.

OFFICERS

Bruce Besanko
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Matthew Broad
Executive Vice President and General Counsel

Carolynn Brooks
Chief Diversity Officer

Randy Burdick
Executive Vice President and Chief Information Officer

Jim Durkin
Executive Vice President, North American Sales

Tony Giuliano
Vice President, Treasurer and Investor Relations

Jeff Johnson
Senior Vice President, Human Resources

Deb O'Connor
Senior Vice President, Finance and Chief Accounting Officer

Ravi Saligram
President and Chief Executive Officer

Reuben Slone
Executive Vice President, Supply Chain

Ryan Vero
Executive Vice President and Chief Merchandising Officer

Susan Wagner-Fleming
Senior Vice President, Corporate Secretary and Associate General Counsel

SHAREHOLDER INFORMATION

Corporate Headquarters
OfficeMax Incorporated
263 Shuman Boulevard
Naperville, IL 60563
Tel 630.438.7800

Annual Shareholders Meeting
Our annual meeting of shareholders will be held at 2:00 p.m. Central Standard Time on Wednesday, April 13, 2011, in Oakbrook, Illinois.

Stock Market Listing
OfficeMax common stock (symbol OMX) is listed on the New York Stock Exchange.

Transfer Agent and Registrar
Common Stock
Wells Fargo Bank Minnesota, N.A.
South St. Paul, Minnesota

Financial and Other Company Information
Questions regarding stock holdings, certificate replacement/transfer, dividends and address changes should be addressed to:

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 N. Concord Exchange
South St. Paul, MN 55075
Tel 800.248.5784 or 651.450.4064
Website:
wellsfargo.com/com/shareowner_services/index.jhtml

Investor Relations Department
OfficeMax Incorporated
263 Shuman Boulevard
Naperville, IL 60563
Tel 630.864.6800
Email: investor@officemax.com
Website: investor.officemax.com

General Information
OfficeMax's website at officemax.com contains additional information about the company and our businesses in the "Who We Are" section. The "Investors" section contains many of our financial documents, including recent annual reports, proxy statements, financial news releases and Securities and Exchange Commission filings. Information for shareholders is available under "Shareholder Services" in the "Investors" section.

Independent Registered Public Accounting Firm
KPMG LLP, Chicago, Illinois


OfficeMax
WORK WITH US

263 Shuman Blvd.
Naperville, IL 60563-1255

officemax.com | 877.969.OMAX (6629)